03032565

82- SUBMISSIONS FACING SHEET

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REGISTRANT'S NAME: Champion Technology Holdings Ltd.

*CURRENT ADDRESS: 3/F Kantone Centre, No. 1 Ning Foo Street Chai Wan, Hong Kong

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

FILE NO. 82- 3442 FISCAL YEAR 6/30/02

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 9/28/03

82-3442

6-30-02
AR/S

Champion Technology

Holdings Limited

Annual Report 2002

The Resilient Enterprise

About Champion (stock code: 92)

Champion Technology (www.championtechnology.com) is the holding company of a communications software group of companies, with subsidiaries specialising in wireless technologies formed in 1930s, and software development established in 1987. Capitalising on its wireless transmission and information software experience, the Group has successfully integrated different communications technologies into a comprehensive range of wireless solutions and services. The Group's current operations span over 50 countries, and include 3 Hong Kong listed companies and a former London listed company.

In recognition of the potential of the digital economy, the Group has in recent years been focusing on a number of fundamental Internet solutions, namely, speed and capacity of access, security and authentication, digital content creation, and e-Commerce. The Group's objective is to build on its global presence, especially in China, to promote e-services.

Champion Technology Holdings Limited has a primary listing on The Stock Exchange of Hong Kong Limited. Its shares are also traded over-the-counter in the United States by means of American Depositary Receipts.

Corporate Information

Executive directors
Paul KAN Man Lok (Chairman)
Leo KAN Kin Leung (CEO)
Sunny LAI Yat Kwong

Independent non-executive directors
Francis Gilbert KNIGHT
Jennifer CHEUNG Mei Ha
Terry John MILLER
Prof. LIANG Xiong Jian #
Prof. YE Pei Da #
Frank BLEACKLEY #

Company secretary
Jennifer CHEUNG Mei Ha

Registered office
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal place of business
The Penthouse
Kantone Centre
1 Ning Foo Street
Chai Wan, Hong Kong

Corporate office
1702 One Exchange Square
Central, Hong Kong

Principal bankers
Bank of China (Hong Kong)
Citibank, N.A.
Dao Heng Bank
Midland Bank plc
Standard Chartered Bank
The Hongkong and Shanghai Banking Corporation Ltd.
The Sumitomo Mitsui Banking Corp.
UFJ Bank Ltd.

Auditors
Deloitte Touche Tohmatsu
Certified Public Accountants
26th Floor, Wing On Centre
111 Connaught Road Central
Hong Kong

Principal share registrar and transfer office
Butterfield Fund Services (Bermuda) Limited
65 Front Street
Hamilton
Bermuda

Hong Kong branch share registrar and transfer office
Secretaries Limited
5th Floor
Wing On Centre
111 Connaught Road Central
Hong Kong

Depositary
Citibank, N.A.
American Depositary Receipts
111 Wall Street, 5th Floor
New York, NY 10043
U.S.A.

Company homepage/website
http://www.championtechnology.com

Stock code
0092

Information and enquiries
Investor Relations
Champion Technology Holdings Limited
Kantone Centre
1 Ning Foo Street
Chaiwan
Hong Kong

email: ir@championtechnology.com

appointed as director on 30 November 2001

Contents

02 Chairman's Statement

TO OUR SHAREHOLDERS,

In my thirty years in the Information Technology industry, last year was the most challenging one I have experienced. A few years made a big difference. Back in 1998 and 1999, almost any telecom or Internet company was glorified as a star. Venture capital investment skyrocketed to levels never before seen, and stock markets went wild.

Today, the market has taken an about turn. In the turbulent telecom sector, we have witnessed a number of high-profile bankruptcies. Among the Internet upstarts, thousands have been driven out of business as the capital markets dry up.

The Resilient Enterprise – Maintaining our Strengths through Globalisation and Digital Focus

The current phenomenon is the consequence of excesses in the previous years. Surely, technology is going to be the key in improving productivity and growth. There is no doubt that Internet services and wireless communications make life better, and increasing adoption is a natural trend for consumers and corporates alike anywhere in the world.

It is one reason why investing in wireless assets and technology development has remained a priority for us. Equally important is that globalisation is a trend we saw coming years ago. The early nineties were marked by the Group's acquisition of a European radio technology pioneer and embarking on strategic investments with leading technology partners in locations spanning from Russia and India to South America. Champion Technology today prides itself of having a worldwide footprint that enables us to compete globally.

Financial Prudence

Champion Technology has taken in its stride previous shocks, many of which are international events beyond our control. Indeed we have suffered losses, but we have remained intact, and every time we were able to emerge stronger and more resilient. Call it conservative or prudent, my philosophy has always been to maintain a strong balance sheet at all times, keeping borrowing to a manageable level. This helps shield us from volatilities in the financial markets which are difficult to predict, and obliges us to stay away from business activities outside our core competence.


EBITDA
Millions of Dollars
416
492
596
639
629
98
99
00
01
02


Revenues
Millions of Dollars
1,277
1,394
1,457
1,511
1,633
98
99
00
01
02

Stable Performance and Proposed Increase in Dividend Payout

I am pleased with our stable performance, as we have achieved sustained profitability year-on-year since our listing in 1992. Even in a very difficult global environment which marked the reporting period, Champion Technology managed to report a profit of HK$171 million, and turnover registered an increase of 8 percent to reach HK$1,633 million. Our balance sheet remains healthy, with EBITDA (Earnings before Interest, Taxation, Depreciation and Amortisation) of HK$629 million for fiscal year 2002.

Given the Group's steady performance since listing ten years ago, and its track record of sustaining dividend payment to shareholders throughout the years, the Directors are confident to recommend a higher dividend payout at the forthcoming Annual General Meeting in order to reward our shareholders. At the proposed level of HK2.5 cents per share for final dividend, total dividend payment for the full year would amount to HK$23 million, an increase of 43 percent from last year. We hope to be able to maintain a competitive dividend in the coming years.

Focus for 2003

In geographical terms, China remains the Group's largest market. Our early foray into China in the late eighties and early nineties has helped establish ourselves in the world's biggest economy. Our focus continues to be in the IT and wireless arena, targeting at the four spearheads, namely Pearl River Delta, the Western region, Yangtze Basin, and Beijing, where the Group has already established presence.

We will continue to enhance our offerings and provide optimal solutions for the niche markets in China, especially in response to increased communications demand ushered in by China's entry into the WTO and Beijing's hosting of the 2008 Olympics. We will also work more closely with third party vendors and technology partners in the drive to deliver more user-friendly systems at lower total cost of ownership.

Paul KAN Man Lok
Chairman of the Board
25 October 2002

Management Discussion and Analysis

The global economic and investment climate was extremely challenging during the period under review. Continuing uncertainties and preoccupation with war talk affected customers' budgets for new purchases. Under such circumstances, management stepped up its efforts in keeping stringent cost and credit control, as well as focusing on innovative product development and enhanced services offerings targeted at protecting its margins. Once again, the Group was able to deliver profitable results in tough market conditions.

OPERATIONS REVIEW

During the period under review, the Group continued to strengthen its capabilities, seeking new ways to tie myriad technological advances in hardware, systems, and software to build new value for our customers. A number of corporate moves were made which were targeted at expanding the Group's product offerings and technology base, with a focus on secure communications and high value-added systems. In the wake of the terrorist attacks in New York on 11 September 2001, there has been a surge in demand for tightened security and defense quality radio systems by the public as well as the private sectors across the board. A summary of the key developments during the period is provided below:

Command and Control Communications

A new unit to pursue Command and Control Communications (CCC) opportunities in China, Hong Kong, and Asia Pacific markets has been set up. CCC is commonly used for dispatch, logistics control and command transmission, and is vital for the effective and efficient operation of organic units in government and private enterprises such as police, fire and emergency services, as well as industrial and commercial enterprises like fleet control and personnel dispatch in transportation, public utilities and service industries. Several projects in the region involving public safety organizations have been identified for active pursuit, and the Hong Kong team worked closely with our communications experts from the UK.

MuteTone™ Wireless Solutions

MuteTone™ is a cost-effective solution for unwanted mobile communications, applying proprietary technology that mutes mobile signals from the base station to the phones themselves within a confined and controlled area. The Group is the first to develop and market such products on a global scale. MuteTone™ solution comprises several different signal muting systems catered to the specific regulatory and cultural requirements of the local market, and it has been designed so that it will not interfere with any other communications or electronic equipment inside or outside the affected area, making it safe to use in almost any working environment.

The launch has coincided with increasing global demand for security products and has attracted great interest from many prospective customers both in the public and private sectors. The Group is finalizing distributorship agreements in several major markets.

G-SIGMA™ (Global Security Intelligent Generation Monitoring Appliances) – PeepTone™ Monitoring Solutions

PeepTone™ is a rich-featured real-time digital video monitoring and recording solution specially designed for remote management and security applications, seamlessly combining video multiplexing, digital recording, motion detection, and motion tracking. PeepTone™ system compresses and transmits high-resolution video signals through various communications channels, including ISDN (Integrated Services Digital Network), PSTN (Public Switched Telephone Network), Mobile network, LAN (Local Area Network), and the Internet. Each module of PeepTone™ can be integrated with password authentication, smart card, and biometrics technology for multiple users for high security, and can be connected to any number of surveillance cameras, which can be monitored over one or multiple display units. The Group is marketing the product and integrated solution on a global scale.

Internet, e-Commerce, and m-Commerce

Y28 Innovations, the Group's flagship portal and Internet data center, has added a number of new content channels and shopping sites, selling such merchandise as souvenirs, ladies' cosmetics and healthcare products, accessories, and decorative items.

The Group's investment in an international Lost and Found website kicked off with good reception, and the site attracted a broad customer base which posted a wide range of lost and found items. Such information has been integrated with broadcast channels via the Internet and mobile devices.

The Group's software team continued to develop B2B exchanges for corporate customers after the completion and soft launch of e-Nissei.com, an electronics marketplace built for a leading Japanese trading group.

Strategic Investments

The Group embarked on a number of strategic investments with leading technology partners in the early 1990s, and some of them are bearing fruits. An example is Shanghai Ricoh Fax Machine project, which commenced in 1993, and has two plants in the Pudong area of Shanghai. 80 percent of the joint venture's fax machines were destined for export. New facilities were being planned to produce integrated office solutions and digital imaging communication in response to increasing global demand.

DIGITALHONGKONG.COM (Digital HK)
Digital HK has adjusted and repositioned itself to expand its revenue base. Its efforts are paying off, as evidenced by six consecutive profitable quarters since March 2001. For the year ended 30 June 2002, Digital HK recorded a profit of HK$0.3 million, compared with a net loss of HK$3.4 million for the previous year. The results reflected management's efforts to obtain business for technical and consultation services in relation to electronic payment integration and e-commerce solutions.

Meanwhile management has broadened Digital HK's business scope to embrace other prospective revenue-generating activities such as systems development in innovative merchandising and advertising kiosks; security and smart card related opportunities; as well as IT consulting services.

Kantone Holdings Limited (Kantone)
Kantone continued to realign its product and service mix to target at higher margin business. China sales remained on target, and the Group has achieved outstanding results in providing mission critical communications services for the emergency and rescue services sectors in the UK. In addition to an ongoing engagement to test and audit TETRA wireless communications systems used by the Police Forces in the UK, Kantone also continued its role as the sole supplier of the command and control communications with mobile messaging systems for RNLI (Royal National Lifeboat Institution). Several contracts to supply emergency communications systems for the UK fire services have been won.

With a renewed focus on high-margin communications software customization business, Kantone is developing a suite of mobile data systems that provides vehicle location and GIS-enabled (geographical information system) services.

PROSPECTS

The information technology sector is expected to consolidate further, followed by recovery as the economy bottoms out.

China remains the Group's largest market. With closer links between Hong Kong and the Mainland; China's accession to the WTO; and further beyond, Beijing's hosting of the Olympic Games in 2008, the Group is well positioned to seize the exciting and enormous opportunities ahead. Our focus will be on Information Technology for the Public (ITTP), which includes the sectors of public safety, public security, public transportation, and public utility. To this end, co-operation and strategic alliances with industry leaders and international technology partners will continue to be forged.

FINANCIAL PERFORMANCE

During the year, the Group had continued its prudent investment in new product development and technologies to enhance its bundled offerings and services. Through better allocation of resources to existing operations and effective cost control via continued pursuit of business opportunities, the Group was able to sustain profitability amidst a general soft economic climate and less than palatable global environment.

Turnover
The Group recorded an audited consolidated turnover for the year ended 30 June 2002 of HK$1,633 million, an 8 percent growth compared with HK$1,511 million for the previous year. The growth in turnover was attributed to increased sales to China of HK$1,298 million, which accounted for 80 percent of total turnover, compared to HK$1,177 million of last year. Turnover from Europe increased 2 percent to reach HK$244 million, representing 15 percent of total turnover.

Profitability
Net profit for the year ended 30 June 2002 was HK$171 million, compared to HK$253 million of last year, and earnings per share was HK32.13 cents. Earnings before Interest, Taxation, Depreciation and Amortisation (EBITDA) was HK$629 million, compared with HK$639 million of last year. The Group's profitability was affected by several factors: higher operating costs consequent upon the deferment of customer orders in the wake of the 911 incident, which resulted in a loss of HK$6.4 million from European sales; increased depreciation and amortisation of the Group's technology development, e-commerce and telecom projects amounting to HK$399 million; and an impairment provision of HK$3.9 million in relation to an Internet-related investment.

Liquidity and Financial Resources
Management's attitude towards financial planning has always been one of prudence, and throughout the years, the Group has maintained a net cash position. As at 30 June 2002, the Group had HK$626 million made up of deposits, bank balances and cash. The gearing ratio at the year-end was 0.16 (2001: 0.17), which calculation was based on the Group's total borrowings of HK$465 million (2001: HK$440 million) and shareholders' funds of HK$2,983 million (2001: HK$2,585 million).

Total borrowings comprise bank borrowings of HK$433 million (2001: HK$411 million); other borrowings, which represent block discounting loans of HK$30 million (2001: HK$27 million); and obligations under finance leases of HK$2 million (2001: HK$2 million). The bank borrowings are mainly used as working capital for the Group. Finance costs for the year ended 30 June 2002 amounted to HK$31 million (2001: HK$41 million).

In May 2002, the Group took advantage of low interest rates to enter into a subscription agreement with Credit Suisse First Boston (Hong Kong) Limited for the issue of up to US$24 million 1.5 per cent unlisted and unsecured convertible bonds due 2005. This has the effect of further enhancing the liquidity of the Company's shares.

Barring unforeseen circumstances, management is confident that the Company has sufficient funds to meet its daily business operation requirements as well as to finance new product development.

It is the Group's policy to manage the foreign exchange risk directly and not to undertake any speculative derivative trading activities. To mitigate the foreign exchange risk of the Group arising from transactions during the normal course of business, management has endeavoured to match foreign currency income with expense. Management will continue to use appropriate hedging instrument for transactions with high exchange rate risk.

As at 30 June 2002, certain land and buildings of the Group with a net book value of HK$9 million (2001: HK$8 million) were pledged to a bank as security for banking facilities granted to the Group.

Share Capital Reorganisation

In April 2002, the Company changed the domicile from the Cayman Islands to Bermuda, and in May 2002, it reorganized its share capital through consolidating 25 shares into one share, followed by the simultaneous adjustment in nominal value of its shares to HK$0.10; and change of the board lot size to 2,000 new shares. The corporate exercise aimed at providing the Company with more flexibility to raise funds in the equity market to seize viable business opportunities.

Final Dividend and Scrip Dividend Scheme

Subject to the approval of shareholders at the forthcoming Annual General Meeting, the directors proposed a final dividend of HK2.5 cents per share for the year ended 30 June 2002 (2001: HK0.15 cent per share, before the adjustment for the bonus issue of shares in December 2001 and the share consolidation in May 2002) to shareholders whose names appear on the register of members of the Company on 29 November 2002. Taking into account of the interim dividend of HK0.0625 cent per share (before the adjustment for the share consolidation in May 2002) paid on 14 June 2002, total dividends for the year would amount to HK$23 million, an increase of 43 percent over HK$16 million of last year.

The final dividend will be satisfied by allotment of new shares of the Company, credited as fully paid, by way of scrip dividend, with an alternative to the shareholders to elect to receive such dividend (or part thereof) in cash in lieu of such allotment (the "scrip dividend scheme").

The scrip dividend scheme is subject to the granting by the Listing Committee of The Stock Exchange of Hong Kong Limited of a listing of and permission to deal in the shares to be issued pursuant thereto. A circular setting out the details of the scrip dividend scheme together with the form of election will be sent to the shareholders of the Company as soon as practicable.

It is expected that certificates for shares to be issued under the scrip dividend scheme and dividend warrants will be despatched to those entitled thereto on or before 27 January 2003.

06 Directors and Senior Management Profile

EXECUTIVE DIRECTORS

Paul KAN Man Lok is the founder and Chairman. He is also the Chairman of Kantone Holdings Limited, which is listed on the Main Board, and the Chairman of DIGITALHONGKONG.COM, which is listed on the GEM Board of the Stock Exchange of Hong Kong Limited. He holds a Master's degree in Business Administration from the Chinese University of Hong Kong, and brings over 30 years of experience in the computing and telecommunications industries to bear on fully leveraging the e-commerce technology that is a key success factor for business today. As the author of the books in The Hong Kong e-Commerce Studies Series published by Digital HK, he has forged a strong link between his IT legacy and the promise of an online-assisted life. Prior to setting up the Champion Technology Group in 1987, he was the general manager of Asiadata Limited, a computing services subsidiary of Cable & Wireless PLC, where he worked for more than 15 years.

In civic duties, Mr. Kan has served twice on the Stock Exchange Working Group on Corporate Governance during 1994-1995 and 1999-2000, and is currently a member of the Listing Committee of the GEM Board. He is also Chairman of the Hong Kong Information Technology Industry Council; council committee member of the Federation of Hong Kong Industries; and member of the Hong Kong Legislative Council Election Committee for the IT sector. Other memberships include the Hong Kong Trade Development Council Electronics and Electrical Appliances Advisory Committee; the Chinese People's Political Consultative Conference of Auhui Province in the PRC; and the Election Committee for the Hong Kong representatives of National People's Congress of China.

Mr. Kan also sits on the board of CLP Holdings Limited as an independent non-executive director.

Leo KAN Kin Leung is the Group's Executive Director and Chief Executive Officer, as well as a Non-executive Director of Kantone Holdings Limited. He is the brother of Paul Kan. He is responsible for formulating the Group's overall policy and development strategy as well as the Group's global operations and management. Prior to joining the Group in 1988, he held management positions in several international companies in Hong Kong. He holds a Master's degree in Business Administration from Dalhousie University in Canada and a Master's degree in Economics from the University of Alberta in Canada.

Mr. Kan serves on a number of sub-committees of the Hong Kong Information Technology Industry Council, including International Development and Co-operation Sub-committee, China Development and Co-operation Sub-committee, and Government and Sub-vented Funding Sub-committee. He also serves on the IT Committee of the Young Industrialist Council.

Sunny LAI Yat Kwong is the Group's Executive Director and Chief Financial Officer, with responsibility for its financial and accounting policy and control. He is also Chief Executive Officer (Acting) and Chief Financial Officer of Kantone Holdings Limited. He holds a Bachelor's degree in Business Administration from the Chinese University of Hong Kong and has over 25 years of experience in accounting, auditing and company secretarial matters. He is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Society of Accountants, and is also a certified public accountant.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Jennifer CHEUNG Mei Ha is a solicitor practising in Hong Kong. She has been the Group's Independent Non-executive Director and Company Secretary since 1992.

Terry John MILLER has been an Independent Non-executive Director of Champion since 1992. He is also the Deputy Chairman and Non-executive Director of Multitone. He is the Managing Director of Asia Pacific Financial Management Limited. Previously, he held the position of Deputy Chief Executive at Hong Kong Telecommunications Limited, and was the Regional Director, Asia/Pacific, of Cable & Wireless PLC. He is a fellow of the Institute of Chartered Accountants in England and Wales and is the former president of the Hong Kong Institute of the International Association of Financial Executives.

Francis Gilbert KNIGHT has been an Independent Non-executive Director since February 2000. Mr. Knight is the Chairman and Managing Director of Asian Security and Investigation Services Limited which is a private company. A fellow of the British Institute of Directors and the British Institute of Management, the American Society for Industrial Security and the International Association of Police Chiefs, Mr. Knight has over 17 years' experience in the field of copyright protection, security and commercial investigations, and acts as security adviser to a number of major organizations.

Professor LIANG Xiong Jian is an Independent Non-executive Director of the Company since November 2001. He has over 30 years of experience in telecommunications in China. He is presently a Professor of the Department of Management Engineering at the Beijing University of Posts and Telecommunications (BUPT), a post he has held since 1986, and the Director of the Institute of Telecommunications Management of BUPT. From 1986 to 1993, he was the Dean of Management Engineering Department of BUPT. His other positions include Member of National Committee of Chinese People's Political Consultative Conference (CPPCC); Representative of the People's Congress, Beijing Municipality; and Director of Communication Economy & Management Society, China Institute of

Communications. He is also an independent director of PRC company Unicom Guomai Communications Limited, which is listed on the Shanghai Stock Exchange and is a member of China Unicom Group responsible for data communications, messaging, and wireless telecommunications.

Professor Liang is well-known to the telecom community in Hong Kong, having been invited on numerous occasions to chair and lecture at major wireless and various other telecom conferences held in Hong Kong and the Region.

Professor YE Pei Da has been an Independent Non-executive Director of the Company since November 2001. He is a professor and Honorary President of Beijing University of Posts & Telecommunications in China and a director of Lucent Technologies Fibre Optic Cable Company. He is also a senior Member of the Chinese Academy of Science.

Frank BLEACKLEY has been an Independent Non-executive Director of the Company since November 2001. He was formerly the Managing Director of Chubb China Holdings Limited of Chubb Security Group, a manufacturer and distributor of security and safety products and systems based in the United Kingdom. He has over 28 years of experience in the management and business development of joint venture companies in Hong Kong and Mainland China.

SENIOR MANAGEMENT

Francis KAN is Executive Vice President, Systems Development, overseeing the Group's information systems. He holds a Master's degree from the University of Alberta.

Iris KOO Kin Hing is Senior Vice President, Finance, overseeing all financial operations of the Group. She is a member of the Hong Kong Society of Accountants and the Chartered Association of Certified Accountants.

Roy GOSS, based in Macau, is Director of International Business. He is a seasoned expert in finance and telecommunications, having served in the Middle East and Macau with Cable and Wireless companies for almost 20 years. He is a fellow member of the Institute of Chartered Accountants in England and Wales. Prior to joining the Champion Technology Group, he was the Finance Director of Macau Telecommunications Company, a subsidiary of Cable and Wireless PLC, where he worked for more than 17 years.

Luiz Octavio VILLA-LOBOS is Managing Director of Multitone Eletronica Ltda, with responsibility for running the Brazilian subsidiary of Multitone. He holds a Master's degree in Aerospace Engineering from Sup'Aero in France and an MBA from the London Business School.

Teresa TONG is Vice President, Interactive Operations, and is responsible for the customer care aspects of the Group's e-commerce and communications business.

Julia LEUNG Yiu Lin is Vice President of e-Business Development, focusing on expanding business opportunities.

08 Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the annual general meeting of Champion Technology Holdings Limited (the "Company") will be held at Room 1702, One Exchange Square, 8 Connaught Place, Hong Kong on 29 November 2002 at 10:30 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 30 June 2002.

2. To declare a final dividend of HK2.5 cents per share for the year ended 30 June 2002.

3. To elect directors and to authorise the board of directors to fix their remuneration.

4. To appoint auditors and to authorise the board of directors to fix their remuneration.

By Order of the Board
Jennifer CHEUNG Mei Ha
Company Secretary

Hong Kong, 25 October 2002

Principal Office:
The Penthouse
Kantone Centre
1 Ning Foo Street
Chaiwan
Hong Kong

Notes:

(1) A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint proxies to attend and vote in his stead. A proxy need not be a member of the Company. In order to be valid, the form of proxy must be deposited at the Company's principal office in Hong Kong together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, not less than 48 hours before the time for holding the meeting or adjourned meeting.

(2) The register of members of the Company will be closed from 25 November 2002 to 29 November 2002, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the final dividend to be approved at the annual general meeting, all transfers of shares accompanied by the relevant share certificates and, in the case of warrantholders, all duly completed subscription forms accompanied by the relevant warrant certificates and the appropriate subscription moneys, must be lodged with the Company's Branch Share Registrars in Hong Kong, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 4:00 p.m. on 22 November 2002.

董事會同寅謹提呈截至二零零二年六月三十日止年度之業績報告及經審核財政報告。

The directors present their annual report and the audited financial statements for the year ended 30 June 2002.

遷冊及採納新組織章程大綱及細則

根據一項於二零零二年三月二十七日通過之特別決議案，本公司已遵照百慕達法例取消其在開曼群島之註冊並延續為受豁免公司，從而將本公司之註冊地點從開曼群島更改為百慕達(「遷冊」)。

此外，本公司已於二零零二年三月二十七日採納延續大綱及細則，以分別取代原有之組織章程大綱及組織章程細則(「採納事項」)。

遷冊及採納事項均已於二零零二年四月十一日生效。

CHANGE OF DOMICILE AND ADOPTION OF NEW MEMORANDUM AND BYE-LAWS

Pursuant to a special resolution passed on 27 March 2002, the Company changed the domicile of the Company from the Cayman Islands to Bermuda by way of de-registration in the Cayman Islands and continuation as an exempted company under the laws of Bermuda (the "Change of Domicile").

In addition, the Company adopted the Memorandum of Continuance and the Bye-Laws on 27 March 2002 in substitution for the original Memorandum of Association and the Articles of Association respectively (the "Adoption").

Both the Change of Domicile and the Adoption became effective on 11 April 2002.

主要業務

本公司乃一間投資控股公司。其附屬公司主要從事銷售一般系統產品、提供服務及軟件特許權、租賃系統產品與及投資電子商貿及電訊項目。

PRINCIPAL ACTIVITIES

The Company is an investment holding company. Its subsidiaries are principally engaged in sales of general systems products, provision of services and software licensing, leasing of systems products and investments in telecommunications networks and e-commerce projects.

業績及分配

本集團截至二零零二年六月三十日止年度之業績載於第18頁之綜合損益表以及財政報告附註內。股東於本年度獲派發每股相等於0.0625港仙按以股代息方式派發及可選擇現金之中期股息。董事會建議按以股代息方式派發相等於每股2.5港仙之末期股息，可選擇收取現金。累計溢利之變動情況載於財政報告附註31。

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 30 June 2002 are set out in the consolidated income statement on page 18 and in the accompany notes to the financial statements. An interim dividend in scrip form equivalent to HK0.0625 cents per share, with a cash option, was distributed to the shareholders during the year. A final dividend in scrip form equivalent to HK2.5 cents per share, with a cash option, is proposed by the directors. Movements of the accumulated profits are set out in note 31 to the financial statements.

股本及認股權證

年內本公司股本及認股權證之變動情況載於財政報告附註30。

SHARE CAPITAL AND WARRANTS

Details of movements in the share capital and warrants of the Company during the year are set out in note 30 to the financial statements.

儲備

本集團及本公司年內儲備之變動情況載於財政報告附註31。

本公司可供分派之儲備為、一般儲備、特別儲備及累計溢利三者之總和1,539,861,000港元。

RESERVES

Details of movements in the reserves of the Group and the Company during the year are set out in note 31 to the financial statements.

The Company's reserves available for distribution represent the aggregate of general reserve, special reserve and the accumulated profits of HK$1,539,861,000.

物業、廠房及設備

本年度內，本集團添置約共值13,700,000港元之廠房、機器及電訊網絡。

本集團於本年度內有關物業、廠房及設備之該等及其他變動情況載於財政報告附註12。

PROPERTY, PLANT AND EQUIPMENT

During the year, the Group incurred an aggregate of approximately HK$13.7 million mainly in the acquisition of additional plant and machinery and telecommunications networks.

Details of these and other movements in the property, plant and equipment of the Group during the year are set out in note 12 to the financial statements.

聯營公司

於二零零二年六月三十日有關本集團聯營公司之詳細資料載於財政報告附註17。

ASSOCIATE

Particulars of the Group's associate at 30 June 2002 are set out in note 17 to the financial statements.

董事及服務合約

本年度及截至本報告刊發日期止，本公司之董事為：

執行董事：

簡文樂
簡堅良
黎日光

非執行董事：

Francis Gilbert Knight
張美霞
苗禮
梁雄健教授
（於二零零一年十一月三十日獲委任）
葉培大教授
（於二零零一年十一月三十日獲委任）
Frank Bleackley
（於二零零一年十一月三十日獲委任）

根據本公司章程細則第86(2)及第87(1)條規定，簡堅良先生、梁雄健教授、葉培大教授及Frank Bleackley先生，將退任惟願膺選連任。餘下各董事均繼續留任。

擬於應屆股東周年大會上動議連任之董事概無訂立任何本集團不能於一年內毋須補償（法定補償除外）而終止之服務合約。

獲委任之獨立非執行董事須根據本公司章程細則之規定輪流退任。

購股權及董事購買股份或債券之權利

本公司、本公司持有57%股權之附屬公司看通集團有限公司（「看通」）及本公司持有78%股權之附屬公司數碼香港各設有行政人員購股權計劃，據此本公司、看通及數碼香港或其各自之任何附屬公司之僱員（包括董事）可獲授購股權以分別認購冠軍、看通及數碼香港之股份。

DIRECTORS AND SERVICE CONTRACTS

The directors of the Company during the year and up to the date of this report were:

Executive directors:

Paul Kan Man Lok
Leo Kan Kin Leung
Sunny Lai Yat Kwong

Independent non-executive directors:

Francis Gilbert Knight
Jennifer Cheung Mei Ha
Terry John Miller
Prof. Liang Xiong Jian
(appointed on 30 November 2001)
Prof. Ye Pei Da
(appointed on 30 November 2001)
Frank Bleackley
(appointed on 30 November 2001)

In accordance with sections 86(2) and 87(1) of the Company's Bye-laws, Mr. Leo Kan Kin Leung, Prof. Liang Xiong Jian, Prof. Ye Pei Da and Mr. Frank Bleackley, retire and, being eligible, offer themselves for re-election. All other remaining directors continue in office.

No directors being proposed for re-election at the forthcoming annual general meeting has a service contract which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

The non-executive directors have been appointed for a term subject to retirement by rotation as required by the Company's Bye-laws.

SHARE OPTIONS AND DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

The Company, Kantone Holdings Limited ("Kantone"), a 57% owned subsidiary of the Company, and DIGITALHONGKONG.COM, a 78% owned subsidiary of the Company, each has an executive share option scheme under which employees, including directors, of the Company, Kantone, DIGITALHONGKONG.COM or any of their respective subsidiaries may be granted options to subscribe for shares in Champion, Kantone and DIGITALHONGKONG.COM respectively.

購股權及董事購買股份或債券之權利
一續

(i) 本公司

根據本公司於一九九二年七月二十九日舉行之股東周年大會採納之購股權計劃(「購股權計劃」)，本公司可向本公司或其附屬公司之執行董事及僱員授出購股權，主要目的在於為其僱員提供獎勵，使其可在毋須按認購價繳付首期款項之情況下認購本公司股份。購股權可按董事所決定之行使有效期內任何時間行使(惟不得超過有關購股權發行日計起計十年)。購股權所涉及股份之認購價相等於股份面值或股份於緊接授出購股權日期之前五個交易日在聯交所日報表上所列之平均收市價80%，兩者以較高者為準。根據購股權計劃可能授出之購股權所涉及之股份數目，最高不得超過本公司不時已發行股本10%(根據購股權計劃已發行之任何股份除外)，而可能授予任何一名僱員之購股權所涉及之股份數目，最高亦不得超過根據購股權計劃可能授出之購股權所涉及之股份最高數目25%。除非購股權計劃經已終止或有所修訂，否則購股權計劃將自採納日期起計十年期間一直生效。

由於香港聯合交易所有限公司證券上市規則(「上市規則」)有關購股權計劃之規定已於二零零一年九月一日作出修訂，故購股權僅可在符合現有上市規則有關購股權計劃規定之情況下，根據購股權計劃予以授出。

SHARE OPTIONS AND DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES - continued

(i) The Company

Under the Company's share option scheme (the "Share Option Scheme") which was adopted at a general meeting of the Company on 29 July 1992, the Company may grant options to executive directors and employees of the Company or its subsidiaries, for the primary purpose of providing incentives to its employees, to subscribe for shares in the Company without initial payment at a subscription price. Options granted are exercisable at any time during a period as may be determined by the directors, which shall be not more than ten years from the date of issue of the relevant options. The subscription price is equal to the higher of the nominal value of the shares and an amount which is 80% of the average of the closing prices of the shares as stated in the daily quotations sheet of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") for the five trading days immediately preceding the date of grant. The maximum number of shares in respect of which options may be granted under the Share Option Scheme shall not exceed 10% of the share capital of the Company in issue from time to time (except any shares issued pursuant to the Share Option Scheme) and the maximum number of shares in respect of which options may be granted to any one employee shall not exceed 25% of the maximum number of shares in respect of which options may be granted under the Share Option Scheme. Unless otherwise terminated or altered, the Share Option Scheme will remain in force for a period of ten years from the date of adoption.

As the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") relating to the Share Option Scheme were amended on 1 September 2001, share option can be granted under the Share Option Scheme provided that the existing Listing Rules on share option schemes are complied with.

購股權及董事購買股份或債券之權利－續

(i) 本公司－續

本公司向本公司董事及僱員授出之購股權詳情如下：

SHARE OPTIONS AND DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES - continued

(i) The Company - continued

Details of share options granted by the Company to the directors and employees of the Company are as follows:

Name of director 董事姓名	Exercisable period 行使期	Exercise price 行使價 HK$ 港元	Shares options (adjusted as appropriate) 購股權所涉及之股份（經作出適當調整） Outstanding at 1.7.2001 於二零零一年七月一日尚未行使	Adjustment on bonus issue# 就紅股派發作出調整#	Adjustment on consolidation of shares* 就股份合併作出調整*	Lapsed during the year 年內失效	Outstanding at 30.6.2002 於二零零二年六月三十日尚未行使
Leo Kan Kin Leung 簡堅良	30.4.1999 to 29.4.2002 一九九九年四月三十日至二零零二年四月二十九日	0.08664#	15,000,000	15,000,000	-	(30,000,000)	-
	8.2.2000 to 7.2.2003 二零零零年二月八日至二零零三年二月七日	5.82#*	1,000,000	1,000,000	(1,920,000)	-	80,000
Sunny Lai Yat Kwong 黎日光	30.4.1999 to 29.4.2002 一九九九年四月三十日至二零零二年四月二十九日	0.08664#	15,000,000	15,000,000	-	(30,000,000)	-
	8.2.2000 to 7.2.2003 二零零零年二月八日至二零零三年二月七日	5.82#*	1,000,000	1,000,000	(1,920,000)	-	80,000
			32,000,000	32,000,000	(3,840,000)	(60,000,000)	160,000
Employees 僱員	30.4.1999 to 29.4.2002 一九九九年四月三十日至二零零二年四月二十九日	0.08664#	4,500,000	4,500,000	-	(9,000,000)	-
	8.2.2000 to 7.2.2003 二零零零年二月八日至二零零三年二月七日	5.82#*	63,000,000	63,000,000	(120,960,000)	-	5,040,000
			67,500,000	67,500,000	(120,960,000)	(9,000,000)	5,040,000
			99,500,000	99,500,000	(124,800,000)	(69,000,000)	5,200,000

\# 購股權所涉及之股份數目及相應之行使價已就本公司按其股東當時每持有一股股份可獲發一股股份之基準，於二零零一年十二月十九日以紅股派發方式發行股份而作出調整。

* 購股權所涉及之股份數目及相應之行使價已就將冠軍25股每股面值0.10港元之股份合併為1股每股面值2.50港元之股份，並於其後二零零二年五月四日將冠軍各股已發行及未發行股份之面值由每股2.50港元削減至每股0.10港元而作出調整。

\# The number of share options and the corresponding exercise prices have been adjusted as a result of bonus issue of the Company's shares on the basis of one share for every share then held by the shareholders of the Company on 19 December 2001.

* The number of share options and the corresponding exercise prices have been adjusted as a result of the consolidation of 25 shares of Champion of HK$0.10 each into 1 share of HK$2.50 each and thereafter reduction of the nominal value of each of issued and unissued shares of Champion from HK$2.50 each to HK$0.10 each on 4 May 2002.

購股權及董事購買股份或債券之權利
一續

(ii) 看通

看通設有行政人員購股權計劃，根據此計劃，看通可向董事及僱員授出購股權以認購看通之股份，主要目的在於為僱員提供獎勵，看通授出之購股權可於其董事所釐定之期間內任何時候行使。購股權所涉股份之認購價為股份面值或不少於股份於緊接購股權授出日期之前五個交易日之平均收市價80%，兩者以較高者為準。由於上市規則有關購股權計劃之規定已於二零零一年九月一日修訂，故購股權僅可在符合現有上市規則有關購股權計劃規定之情況下，根據此等購股權計劃予以授出。年內看通並無向本公司董事授出任何購股權，而年結並無任何購股權未獲行使。

(iii) 數碼香港

數碼香港授出之購股權可於其董事所釐定之期間內任何時間行使，惟所釐定之期間不可少於有關購股權發行日期起計三年及不可多於有關購股權發行日期起計十年。購股權所涉及之股份之認購價為股份面值、股份於授出日期之每股收市價或股份於緊接購股權授出日期之前五個交易日之平均收市價，三者以較高者為準。自採納以來，數碼香港並無向本公司董事授出任何購股權。

除上文所述之購股權計劃外，本公司或其任何附屬公司於年內任何時間概無參與任何安排，以致本公司董事可透過購入本公司或任何其他法人團體之股份或債券而獲益。各董事或其配偶及未滿18歲之子女概無可認購本公司證券之任何權利，亦無在本年度內行使任何此等權利。

SHARE OPTIONS AND DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES - continued

(ii) Kantone

Kantone has an executive share option scheme which enables the directors of Kantone to grant options to directors and employees, for the primary purpose of providing incentives to their employees, to subscribe for shares in Kantone. The share options granted by the Kantone are exercisable at any time for a period as it may be determined by its directors. The subscription price of the option shares is the higher of the nominal value of the shares and an amount which is 80% of the average of the closing prices of the shares on the five trading days immediately preceding the date of grant of the options. As the Listing Rules relating to share option schemes were amended on 1 September 2001, share option can be granted under these share option schemes provided that the existing Listing Rules on share option schemes are complied with. No share option was granted by Kantone to directors of the Company during the year and outstanding at end of the year.

(iii) DIGITALHONGKONG.COM

Options granted by DIGITALHONGKONG.COM are exercisable at any time for a period as may be determined by its directors, which shall be not less than three years and not more than ten years from the date of issue of the relevant options. The subscription price of the option shares is the higher of the nominal value of the shares, an amount which is the closing price per share on the date of grant and an amount which is the average of the closing prices of the shares on the five business days immediately preceding the date of grant of the options. No share option was granted by DIGITALHONGKONG.COM to directors of the Company since its adoption.

Other than the share option schemes described above, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the directors of the Company to acquire benefits by means of acquisition of shares in, or debentures of, the Company or any other body corporate and none of the directors, or their spouse and children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right during the year.

董事之證券權益

根據香港證券（披露權益）條例（「披露權益條例」）第29條由本公司所保存之名冊記錄所示，於二零零二年六月三十日，各董事及其聯繫人士於本公司及其聯營公司之證券權益如下：

DIRECTORS' INTERESTS IN SECURITIES

As at 30 June 2002, the interests of the directors and their associates in the securities of the Company and its associated corporations as recorded in the register maintained by the Company pursuant to Section 29 of Hong Kong Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") were as follows:

(i) 本公司之證券

(i) Securities of the Company

董事姓名	Name of director	Number of shares 股份數目	Number of warrants 認購權證數目
簡文樂	Paul Kan Man Lok	(Note 1)（附註1）	(Note 1)（附註1）
簡堅良	Leo Kan Kin Leung	–	–
黎日光	Sunny Lai Yat Kwong	–	–
Francis Gilbert Knight	Francis Gilbert Knight	–	–
張美霞	Jennifer Cheung Mei Ha	–	–
苗禮	Terry John Miller	–	–
梁雄健教授	Prof. Liang Xiong Jian	–	–
葉培大教授	Prof. Ye Pei Da	–	–
Frank Bleackley	Frank Bleackley	–	–

(ii) 看通之證券

(ii) Securities of Kantone

董事姓名	Name of director		
簡文樂	Paul Kan Man Lok	(Note 2)（附註2）	–
簡堅良	Leo Kan Kin Leung	–	–
黎日光	Sunny Lai Yat Kwong	–	–
Francis Gilbert Knight	Francis Gilbert Knight	–	–
張美霞	Jennifer Cheung Mei Ha	–	–
苗禮	Terry John Miller	–	–
梁雄健教授	Prof. Liang Xiong Jian	–	–
葉培大教授	Prof. Ye Pei Da	–	–
Frank Bleackley	Frank Bleackley	–	–

(iii) 數碼香港之證券

(iii) Securities of DIGITALHONGKONG.COM

董事姓名	Name of director		
簡文樂	Paul Kan Man Lok	(Note 3)（附註3）	–
簡堅良	Leo Kan Kin Leung	–	–
黎日光	Sunny Lai Yat Kwong	–	–
Francis Gilbert Knight	Francis Gilbert Knight	–	–
張美霞	Jennifer Cheung Mei Ha	–	–
苗禮	Terry John Miller	–	–
梁雄健教授	Prof. Liang Xiong Jian	–	–
葉培大教授	Prof. Ye Pei Da	–	–
Frank Bleackley	Frank Bleackley	–	–

董事之證券權益－續

附註：

1. 227,901,601股股份及1,043,056,835份認股權證由Lawnside International Limited（「Lawnside」）持有。Lawnside由Lanchester Limited全資擁有。Lanchester Limited乃一間由一項合資格受益人包括簡文樂及其家族成員以及冠軍及其附屬公司員工之全權信託所實益擁有之公司。目前信託全權受益人僅為簡文樂及其家族成員。於二零零二年六月三十日，Lawnside於冠軍全部股權中擁有約40%權益。冠軍所發行之認股權證將於二零零三年一月六日屆滿。此等股份根據上市規則被列為其他權益。

2. 1,265,940,702股股份由本公司持有，而399,084,420股股份則由Lawnside持有。此等權益根據上市規則被列為其他權益。

3. 117,300,000股股份由本公司持有，而2,669,171股股份則由Lawnside持有。此等權益根據上市規則被列為其他權益。

除上文所披露者及由董事以本公司或其附屬公司之受託人名義持有之若干附屬公司之若干代理人股份外，於二零零二年六月三十日，各董事或彼等任何聯繫人士並無擁有本公司或其任何聯營公司（定義見披露權益條例）之任何證券權益。

DIRECTORS' INTERESTS IN SECURITIES – *continued*

Notes:

1. 227,901,601 shares and 1,043,056,835 warrants were held by Lawnside International Limited ("Lawnside"). Lawnside is wholly owned by Lanchester Limited which is a company beneficially owned by a discretionary trust, the eligible discretionary objects of which include Mr. Paul Kan Man Lok and his family members and staff of Champion and its subsidiaries. Currently, only Mr. Paul Kan Man Lok and his family members are discretionary objects of the trust. As at 30 June 2002, Lawnside had interests in approximately 40% of the entire interest of Champion. The warrants issued by Champion will expire on 6 January 2003. These shares and warrants are classified as other interests under the Listing Rules.

2. 1,265,940,702 shares were held by the Company and 399,084,420 shares were held by Lawnside. These are classified as other interests under the Listing Rules.

3. 117,300,000 shares were held by the Company and 2,669,171 of these shares were held by Lawnside. These are classified as other interests under the Listing Rules.

Save as disclosed above and other than certain nominee shares in subsidiaries held by directors in trust for the Company or its subsidiaries, none of the directors or any of their associates had any interest in the securities of the Company or any of its associated corporations as defined in the SDI Ordinance as at 30 June 2002.

董事於合約及關連交易之權益

於截至二零零二年六月三十日止年度內，本公司及其附屬公司（看通及其附屬公司（「看通集團」）以及數碼香港及其附屬公司（「數碼香港集團」）除外）曾與看通集團及數碼香港集團進行下列交易：

DIRECTORS' INTERESTS IN CONTRACTS AND CONNECTED TRANSACTIONS

During the year ended 30 June 2002, the Company and its subsidiaries other than Kantone and its subsidiaries (the "Kantone Group"), and DIGITALHONGKONG.COM and its subsidiaries (the "DIGITALHK Group") had the following transactions with the Kantone Group and the DIGITALHK Group:

		Transactions with the Kantone Group 與看通集團之交易 HK$'000 千港元	Transactions with the DIGITALHK Group 與數碼香港集團之交易 HK$'000 千港元
收取提供辦公室及設施及管理服務費用	Fees received for the provision of office premises and facilities, and management services	1,200	–
銷售電訊器材	Sales of telecommunications equipment	214	–
購買傳呼機及器材	Purchases of pagers and equipment	128	–
支付登記費、年費及技術費用	Registration fee, annual fee and technical fee paid	–	6,687
收取行政費用	Administration fees received	–	3,000

董事於合約及關連交易之權益－續

本公司之獨立董事認為上述交易乃按日常業務程序及一般商業條款進行。

除上文所披露者外，本公司董事在本公司或其任何附屬公司所參與，且在本年度結束時仍然有效或在本年度內任何時間訂立之重大合約中，概無直接或間接擁有權益。

主要股東

於二零零二年六月三十日，除上文「董事之證券權益」一節所披露之權益外，根據披露權益條例第16(1)條所保存之主要股東名冊所顯示，本公司並無接獲通知有任何人士持有本公司10%或以上之已發行股本。

可換股證券、購股權、認股權證或類似權利

除可換股債券、認股權證及購股權外（分別見財政報告附註28及附註30所述），於二零零二年六月三十日，本公司並無任何尚未行使之可換股證券、購股權、認股權證或其他類似權利。於本年度內並無行使任何可換股證券、購股權、認股權證或類似權利。

購買、出售或贖回本公司之上市證券

本公司或其任何附屬公司於本年度內概無購買、出售或贖回任何本公司之上市證券。

優先購股權

本公司之公司細則及百慕達群島法例並無載有任何優先購買權之規定，規定本公司須按比例向現有股東提呈發售新股。

主要客戶及供應商

於截至二零零二年六月三十日止年度，本集團五大客戶及供應商所佔之營業額及購貨額佔本集團之營業總額及購貨總額分別不足30%。

企業管治

董事認為，本公司全年一直遵照上市規則附錄十四所載之最佳應用守則行事。

核數師

有關續聘德勤•關黃陳方會計師行為本公司核數師之決議案將於股東周年大會上提呈。

承董事會命

主席
簡文樂
香港
二零零二年十月二十五日

DIRECTORS' INTERESTS IN CONTRACTS AND CONNECTED TRANSACTIONS - continued

In the opinion of the independent non-executive directors of the Company, the above transactions were carried out in the usual course of business and on normal commercial terms.

Save as disclosed above, no contracts of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2002, the register of substantial shareholders maintained under Section 16(1) of the SDI Ordinance showed that, other than the interests disclosed above under directors' interests in securities, the Company has not been notified of any other interests representing 10% or more of the Company's issued share capital.

CONVERTIBLE SECURITIES, OPTIONS, WARRANTS OR SIMILAR RIGHTS

Other than the convertible bonds, and warrants and share options as set out in notes 28 and 30 respectively to the financial statements, the Company had no outstanding convertible securities, options, warrants or other similar rights as at 30 June 2002 and there was no exercise of convertible securities, options, warrants or similar rights during the year.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's Bye-laws or the laws of Bermuda which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended 30 June 2002, the aggregate amount of turnover and purchases attributable to the Group's five largest customers and suppliers respectively represented less than 30% of the Group's total turnover and purchases.

CORPORATE GOVERNANCE

The Company has complied throughout the year with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

AUDITORS

A resolution will be proposed at the annual general meeting to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board

Paul KAN Man Lok
CHAIRMAN
Hong Kong
25 October 2002

德勤・關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

致：冠軍科技集團有限公司各股東
（於開曼群島註冊成立及延續於百慕達之有限公司）

本核數師行已完成審核載於第18頁至第75頁按照香港普遍採納之會計準則編製之財政報告。

董事及核數師之個別責任
貴公司之董事須負責編製真實及公平之財政報告。在編製該等財政報告時，董事必須貫徹採用合適之會計政策。

本行之責任乃根據本行審核工作之結果，對該等財政報告表達獨立之意見，並向股東作出報告。

意見之基礎
本行已按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財政報告所載數額及披露事項有關之憑證，亦包括評審董事於編製該等財政報告時所作之重大估計及判斷、所釐定之會計政策是否適合　貴公司及　貴集團之具體情況、及是否貫徹應用並充分披露該等會計政策。

本行在策劃及進行審核工作時，均以取得一切本行認為必需之資料及解釋為目標，使本行能獲得充分之憑證，就該等財政報告是否存有重要錯誤陳述，作出合理之確定。在表達意見時，本行亦已衡量該等財政報告所載之資料在整體上是否足夠。本行相信，本行之審核工作已為下列意見建立合理之基礎。

意見
本行認為上述之財政報告均真實及公平地反映　貴公司及　貴集團於二零零二年六月三十日之財政狀況及　貴集團截至該日止年度之溢利及現金流量，並已按照香港公司條例之披露規定而妥善編製。

德勤・關黃陳方會計師行
香港
二零零二年十月二十五日

TO THE SHAREHOLDERS OF CHAMPION TECHNOLOGY HOLDINGS LIMITED
(incorporated in the Cayman Islands and continued in Bermuda with limited liability)

We have audited the financial statements on pages 18 to 75 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors
The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion
We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30 June 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Hong Kong
25 October 2002

Consolidated Income Statement
綜合損益表

For the year ended 30 June 2002
截至二零零二年六月三十日止年度

		Notes 附註	**2002 二零零二年 HK$'000 千港元**	2001 二零零一年 HK$'000 千港元
營業額	Turnover	4	**1,633,388**	1,510,779
直接經營成本	Direct operating expenses		**(840,396)**	(713,488)
溢利總額	Gross profit		**792,992**	797,291
出售電子商貿項目權益之收益	Gain on disposal of interest in e-commerce projects		**26,213**	4,669
其他經營收入	Other operating income	5	**30,369**	38,125
分銷成本	Distribution costs		**(47,184)**	(47,974)
一般及行政支出	General and administrative expenses		**(151,563)**	(139,869)
折舊及攤銷	Depreciation and amortisation		**(399,680)**	(301,482)
研究及開發	Research and development		**(14,763)**	(13,676)
其他經營支出	Other operating expenses	6	**(7,053)**	–
經營溢利	Profit from operations	7	**229,331**	337,084
財務成本	Finance costs	8	**(31,071)**	(40,812)
除稅前溢利	Profit before taxation		**198,260**	296,272
稅項	Taxation	9	**(427)**	(584)
未計少數股東權益之溢利	Profit before minority interests		**197,833**	295,688
少數股東權益	Minority interests		**(27,263)**	(43,109)
本年度純利	Net profit for the year		**170,570**	252,579
股息	Dividends	10	**23,379**	16,286
每股盈利	Earnings per share	11		
－基本	– Basic		**32.13 cents仙**	53.55 cents仙
－經攤薄	– Diluted		**31.73 cents仙**	53.26 cents仙

Consolidated Balance Sheet
綜合資產負債表

At 30 June 2002
於二零零二年六月三十日

		Notes 附註	**2002 二零零二年 HK$'000 千港元**	2001 二零零一年 HK$'000 千港元 (restated) (重列)
資產及負債	ASSETS AND LIABILITIES			
非流動資產	Non-current assets			
物業、廠房及設備	Property, plant and equipment	12	**158,909**	226,185
系統及網絡	Systems and networks	13	**769,035**	669,186
電子商貿項目之權益	Interest in e-commerce projects	15	**631,036**	707,574
電訊項目之權益	Interest in telecommunications projects	16	**483,214**	309,613
於聯營公司之權益	Interest in an associate	17	**46,500**	46,500
按金	Deposits	18	**540,093**	519,972
證券投資	Investments in securities	19	**126,958**	11,560
			2,755,745	2,490,590
流動資產	Current assets			
存貨	Inventories	20	**49,736**	56,014
應收貿易及其他賬款	Trade and other receivables	21	**509,328**	332,352
可收回稅項	Taxation recoverable		**1,057**	252
證券投資	Investments in securities	19	**2**	2
存款、銀行結存及現金	Deposits, bank balances and cash	22	**626,001**	565,752
			1,186,124	954,372
流動負債	Current liabilities			
應付貿易及其他賬款	Trade and other payables	23	**117,680**	154,811
保養撥備	Warranty provision	24	**1,959**	1,669
客戶按金	Customers' deposits		**24,391**	4,217
應付稅項	Taxation payable		**238**	411
銀行借貸－於一年內到期	Bank borrowings – amount due within one year	25	**323,164**	248,023
其他借貸－於一年內到期	Other borrowings – amount due within one year	26	**11,481**	6,720
融資租賃承擔－於一年內到期	Obligations under finance leases – amount due within one year	27	**908**	1,503
			479,821	417,354
流動資產淨值	Net current assets		**706,303**	537,018
資產總值減流動負債	Total assets less current liabilities		**3,462,048**	3,027,608
少數股東權益	Minority interests		**287,593**	259,031
非流動負債	Non-current liabilities			
銀行借貸－於一年後到期	Bank borrowings – amount due after one year	25	**109,661**	163,217
其他借貸－於一年後到期	Other borrowings – amount due after one year	26	**18,574**	19,991
融資租賃承擔－於一年後到期	Obligations under finance leases – amount due after one year	27	**759**	264
可換股債券	Convertible bonds	28	**62,386**	–
遞延稅項	Deferred taxation	29	**40**	37
			191,420	183,509
資產淨值	Net assets		**2,983,035**	2,585,068

		Notes 附註	2002 二零零二年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元 (restated) （重列）
股本及儲備	CAPITAL AND RESERVES			
股本	Share capital	30	**56,978**	593,347
儲備	Reserves	31	**2,926,057**	1,991,721
股東資金	Shareholders' funds		**2,983,035**	2,585,068

第18至第75頁所載之財政報告已於二零零二年十月二十五日由董事會批核及由下列董事代表簽署：

The financial statements on pages 18 to 75 were approved and authorised for issue by the Board of Directors on 25 October 2002 and are signed on its behalf by:

Paul KAN Man Kok
簡文樂
Director
董事

Leo KAN Kin Leung
簡堅良
Director
董事

Balance Sheet
資產負債表

At 30 June 2002
於二零零二年六月三十日

		Notes 附註	2002 二零零二年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元 (restated) (重列)
資產及負債	ASSETS AND LIABILITIES			
非流動資產	Non-current assets			
附屬公司之投資	Investments in subsidiaries	14	**206,906**	206,906
於聯營公司之權益	Interest in an associate	17	**330,500**	330,500
按金	Deposits	18	**111,425**	–
證券投資	Investments in securities	19	**118,560**	–
			767,391	537,406
流動資產	Current assets			
其他應收賬款	Other receivables		**837**	576
應收附屬公司款項	Amounts due from subsidiaries		**1,370,590**	1,331,345
存款、銀行結存及現金	Deposits, bank balances and cash	22	**46,459**	18,631
			1,417,886	1,350,552
流動負債	Current liabilities			
其他應付賬款	Other payables		**2,760**	2,372
應付附屬公司款項	Amounts due to subsidiaries		**28,420**	15,944
銀行借貸－於一年內到期	Bank borrowings – amount due within one year	25	**53,333**	60
			84,513	18,376
流動資產淨值	Net current assets		**1,333,373**	1,332,176
資產總值減流動負債	Total assets less current liabilities		**2,100,764**	1,869,582
非流動負債	Non-current liabilities			
銀行借貸－於一年後到期	Bank borrowings – amount due after one year	25	**106,667**	160,000
可換股債券	Convertible bonds	28	**62,386**	–
			169,053	160,000
資產淨值	Net assets		**1,931,711**	1,709,582
股本及儲備	CAPITAL AND RESERVES			
股本	Share capital	30	**56,978**	593,347
儲備	Reserves	31	**1,874,733**	1,116,235
股東資金	Shareholders' funds		**1,931,711**	1,709,582

Paul KAN Man Kok
簡文樂
Director
董事

Leo KAN Kin Leung
簡堅良
Director
董事

22 Consolidated Statement of Recognised Gains and Losses
綜合已確認收益及虧損表

For the year ended 30 June 2002
截至二零零二年六月三十日止年度

		2002 **二零零二年** **HK$'000** **千港元**	2001 二零零一年 HK$'000 千港元
因海外業務之幣值換算所產生而尚未於綜合損益表確認之滙兑差額	Exchange differences arising on translation of operations outside Hong Kong not recognised in the consolidated income statement	**1,723**	(141)
本年度純利	Net profit for the year	**170,570**	252,579
已確認收益總額	Total recognised gains	**172,293**	252,438
因取消就所宣派股息確認之負債而產生之前期調整	Prior period adjustment arising as a result of derecognition of liability in respect of dividend declared		8,828

Consolidated Cash Flow Statement

綜合現金流動表

For the year ended 30 June 2002
截至二零零二年六月三十日止年度

		Notes 附註	2002 二零零二年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元
經營業務所得之現金淨額	NET CASH INFLOW FROM OPERATING ACTIVITIES	32	**511,531**	390,519
投資回報及融資費用	RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
已付利息	Interest paid		**(28,277)**	(40,389)
已派發股息	Dividends paid		**(15,642)**	(7,616)
融資租賃之財務費用	Finance charges on finance leases		**(324)**	(423)
已收利息	Interest received		**13,108**	19,946
已收股息	Dividend received		**1,346**	1,160
投資回報及融資費用所耗現金淨額	NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		**(29,789)**	(27,322)
稅項	TAXATION			
已繳納香港利得稅	Hong Kong Profits Tax paid		**(927)**	(4,291)
已繳納其他司法地區稅項	Taxation in other jurisdictions paid		**(500)**	(187)
稅項所耗現金	CASH OUTFLOW FOR TAXATION		**(1,427)**	(4,478)
投資活動	INVESTING ACTIVITIES			
系統及網絡項目、電訊項目及互聯網業務之已付按金	Deposits paid in connection with projects relating to systems and networks, telecommunications projects and internet operations		**(461,198)**	(271,724)
系統及網絡費用	Payments for systems and networks		**(73,644)**	(22)
電訊項目投資之費用	Payments for investments in telecommunications projects		**(70,363)**	(178)
購置物業、廠房及設備	Purchase of property, plant and equipment		**(11,492)**	(18,917)
購入證券投資	Purchase of investments in securities		**(725)**	-
出售物業、廠房及設備之所得款項	Proceeds from disposal of property, plant and equipment		**168**	70
出售電子商貿項目權益之所得款項	Proceeds from disposal of interest in e-commerce projects		**-**	98,057
電子商貿項目投資之費用	Payments for investments in e-commerce projects		**-**	(200,416)
一家聯營公司之墊款	Advance to an associate		**-**	(46,500)
投資活動所耗現金淨額	NET CASH OUTFLOW FROM INVESTING ACTIVITIES		**(617,254)**	(439,630)
融資前所耗現金淨額	NET CASH OUTFLOW BEFORE FINANCING		**(136,939)**	(80,911)

		Notes 附註	2002 二零零二年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元
融資	FINANCING	33		
發行股份所得款項	Proceeds from issue of shares		**122,756**	19
發行可換股債券所收現金淨額（已扣除2,470,000港元之發行費用）	Net cash receipt from issue of convertible bonds (net of issue costs of HK$2,470,000)		**59,916**	–
信託收據及進口貸款所得現金淨額	Net cash inflow from trust receipts and import loans		**27,405**	32,633
新籌措之大宗折扣貸款	New block discounting loans raised		**9,922**	19,765
償還借貸	Repayment of borrowings		**(39,236)**	(61,413)
償還融資租賃承擔	Repayment of obligations under finance leases		**(2,415)**	(1,514)
融資所得(所耗)現金淨額	NET CASH INFLOW (OUTFLOW) FROM FINANCING		**178,348**	(10,510)
現金及現金等額之增加(減少)	INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		**41,409**	(91,421)
年初現金及現金等額	CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		**454,426**	541,136
滙率變動之影響	EFFECT ON FOREIGN EXCHANGE RATE CHANGES		**(5,461)**	4,711
年結現金及現金等額	CASH AND CASH EQUIVALENTS AT END OF THE YEAR	35	**490,374**	454,426

For the year ended 30 June 2002
截至二零零二年六月三十日止年度

1. 簡介

根據一項於二零零二年三月二十七日通過之特別決議案，本公司已遵照百慕達法例取消其在開曼群島之註冊並延續為受豁免公司，從而將本公司之註冊地點從開曼群島更改為百慕達（「遷冊」）。

此外，本公司已於二零零二年三月二十七日採納延續大綱及細則，以分別取代原有之組織章程大綱及組織章程細則（「採納事項」）。

遷冊及採納事項均已於二零零二年四月十一日生效。

本公司股份在香港聯合交易所有限公司上市。

本公司乃一間投資控股公司。其附屬公司（本公司及其附屬公司在下文統稱「本集團」）主要從事銷售一般系統產品、提供服務及軟件持許權、租賃系統產品與及投資電子商貿及電訊項目。

1. GENERAL

Pursuant to a special resolution passed on 27 March 2002, the Company changed the domicile of the Company from the Cayman Islands to Bermuda by way of de-registration in the Cayman Islands and continuation as an exempted company under the laws of Bermuda (the "Change of Domicile").

In addition, the Company adopted the Memorandum of Continuance and the Bye-Laws on 27 March 2002 in substitution for the original Memorandum of Association and the Articles of Association respectively (the "Adoption").

Both the Change of Domicile and the Adoption became effective on 11 April 2002.

The Company's shares are listed on The Stock Exchange of Hong Kong Limited.

The Company is an investment holding company. Its subsidiaries (the Company and its subsidiaries are hereinafter collectively referred to as the "Group") are principally engaged in sales of general systems products, provision of services and software licensing, leasing of systems products and investments in telecommunications networks and e-commerce projects.

2. 採納全新及經修訂會計實務準則

於本年度，本集團首次採納由香港會計師公會頒佈之會計實務準則頒佈之多項新訂及經修訂會計實務準則（「會計實務準則」）。採納此等會計實務準則導致本集團之會計政策出現多項轉變。經修訂之會計政策載於附註3。此外，新訂及經修訂會計實務準則已引入額外及經修訂之披露規定，並已採納於此等財政報告。為了統一呈報方式，比較金額及披露事項已重新呈列。

採納此等全新及經修訂會計實務準則導致本集團之會計政策出現下列轉變，並影響了本期間及以往期間所呈報之金額及披露事項。

於結算日後擬派或宣派之股息

根據會計實務準則第9號（經修訂）「結算日後事項」，於結算日後惟於財政報告獲准刊發前擬派或宣派之股息將不會確認作結算日之負債，惟會披露於財政報告之附註內。此項會計政策轉變已按追溯基準應用，因而須作出前期調整，導致本集團及本公司分別於二零零零年七月一日及二零零一年七月一日之資產淨值增加8,828,000港元及8,900,000港元。

2. ADOPTION OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE

In the current year, the Group has adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants. Adoption of these SSAPs has led to a number of changes in the Group's accounting policies. The revised accounting policies are set out in note 3. In addition, the new and revised SSAPs have introduced additional and revised disclosure requirements which have been adopted in these financial statements. Comparative amounts and disclosures for the prior year have been restated in order to achieve a consistent presentation.

The adoption of these new and revised SSAPs has resulted in the following changes to the Group's accounting policies that have affected the amounts and disclosures reported for the current or prior periods.

Dividend proposed or declared after the balance sheet date

In accordance with SSAP 9 (Revised) "Events after the balance sheet date", dividends proposed or declared after the balance sheet date but before the financial report authorised for issue was not recognised as liabilities at the balance sheet date but are disclosed in the notes to the financial statements. The change in accounting policy has been applied retrospectively, resulting in a prior period adjustment which increases the Group's and the Company's net assets by HK$8,828,000 and HK$8,900,000 at 1 July 2000 and 1 July 2001 respectively.

2. 採納全新及經修訂會計實務準則 一續

分類呈報

於本年度，本集團已按照會計實務準則第26號「分類呈報」之規定，遵循認定可呈報分類項目之基準。截至二零零一年六月三十日止年度之分類披露事項已予修訂，以使呈報基準貫徹一致。

撥備

會計實務準則第28號「撥備、或然負債及或然資產」已引入確認撥備之一項新基準。當本集團因過往事件而有承擔，並可能及將會引致可合理估計之經濟利益流出時，則會確認撥備。

撥備已按管理層於結算日對現有承擔作出之最佳估計而確認。

商譽

於本年度，本集團已採納會計實務準則第30號「業務合併」，並已選擇不重列早前與儲備對銷之商譽。因此，於二零零一年七月一日前進行收購所產生之商譽乃持於儲備，並於出售有關附屬公司時或釐定商譽出現減值當時自損益表扣除。於二零零一年七月一日前進行收購所產生之負商譽將於出售有關附屬公司時計入損益表。

於二零零一年七月一日或之後進行收購所產生之商譽乃撥充資本，並於其估計可用經濟年期最多為20年予以攤銷。於二零零一年七月一日或之後進行收購所產生之負商譽呈列作資產扣減，並將按產生結餘之情況分析撥回至收入。

2. ADOPTION OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE – Continued

Segment reporting

In the current year, the Group has followed the basis of identification of reportable segments to that required by SSAP 26 "Segment reporting". Segment disclosures for the year ended 30 June 2001 have been amended so that they are presented on a consistent basis.

Provisions

SSAP 28 "Provisions, contingent liabilities and contingent assets" has introduced a new framework for the recognition of provisions. Provisions are recognised when the Group has an obligation as a result of a past event which is probable and will result in an outflow of economic benefits that can be reasonably estimated.

Provision has been recognised based on the management's best estimate of the present obligation at the balance sheet date.

Goodwill

In the current year, the Group has adopted SSAP 30 "Business combinations" and has elected not to restate goodwill previously eliminated against reserves. Accordingly, goodwill arising on acquisition prior to 1 July 2001 is held in reserves and will be charged to the income statement at the time of disposal of the relevant subsidiary, or at such time as the goodwill is determined to be impaired. Negative goodwill arising on acquisition prior to 1 July 2001 will be credited to income at the time of disposal of the relevant subsidiary.

Goodwill arising on acquisition on or after 1 July 2001 is capitalised and amortised over its estimated economic useful life, subject to a maximum period of 20 years. Negative goodwill arising on acquisition on or after 1 July 2001 is presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

3. 主要會計政策

財政報告乃根據歷史成本慣例及香港普遍接納之會計原則而編製。所採用之主要會計政策如下：

綜合基準

綜合財政報告包括本公司及其附屬公司截至每年六月三十日止之財政報告。

年內收購之附屬公司之業績由收購生效日期起計入綜合損益表，至於出售之附屬公司則結算至出售生效日期止。

所有集團內公司間之重大交易及結餘已於綜合賬目時對銷。

商譽

商譽乃指收購成本高於本集團於收購日期於附屬公司或聯營公司之可認定資產及負債之公平價值之權益之數額。

於二零零一年七月一日前進行收購所產生之商譽繼續持於儲備，並於出售有關附屬公司或聯營公司時，或釐定商譽出現減值當時自損益表扣除。

於二零零一年七月一日後進行收購所產生之商譽乃撥充資本，並於其可用經濟年期予以攤銷。收購聯營公司所產生之商譽乃納入聯營公司之賬面值。收購附屬公司所產生之商譽乃另行於資產負債表內獨立呈列。

負商譽

負商譽乃指本集團於收購日期於附屬公司或聯營公司之可認定資產及負債之公平價值之權益高於收購成本之數額。

於二零零一年七月一日前進行收購所產生之負商譽繼續持於儲備，並於出售有關附屬公司或聯營公司時自損益表扣除。

於二零零一年七月一日後進行收購聯營公司所產生之負商譽乃自該聯營公司之賬面值中扣減。於二零零一年七月一日後進行收購聯營公司所產生之負商譽於資產負債表內獨立呈列作資產扣減。負商譽乃按產生結餘之情況分析撥回至收入。倘負商譽乃因收購日期之預計虧損或開支而產生，則負商譽會於有關虧損或開支產生時撥回至收入。餘下負商譽乃按直線法於所購可認定之可折舊資產之尚餘可用年期確認作收入。倘負商譽高於所購可認定非貨幣資產之總公平價值，則會即時確認為收入。

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 30 June each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from or up to their effective dates of acquisition or disposal respectively.

All significant inter-company transactions and balances within the Group are eliminated on consolidation.

Goodwill

Goodwill represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition.

Goodwill arising on acquisition prior to 1 July 2001 continues to be held in reserves and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisition after 1 July 2001 is capitalised and amortised on a straight line basis over its estimated economic useful life. Goodwill arising on acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition over the cost of acquisition.

Negative goodwill arising on acquisition prior to 1 July 2001 continues to be held in reserves, and will be credited to income at the time of disposal of the relevant subsidiary or associate.

Negative goodwill arising on the acquisition of an associate after 1 July 2001 is deducted from the carrying value of that associate. Negative goodwill arising on the acquisition of subsidiaries after 1 July 2001 is presented separately in the balance sheet as a deduction from assets. Negative goodwill is released to income based on an analysis of the circumstances from which the balance resulted. To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised in income immediately.

3. 主要會計政策 – 續

收入之確認

貨物銷售乃於貨物遞送及擁有權益轉移時確認。

服務收入乃於提供服務時確認。

源自特許權之收入於有關之特許權協議正式訂立後確認。

源自本集團於電子商貿及電訊項目之投資分派乃於本集團收取分派之權利獲確定時確認。

租金收入（包括來自經營租賃持有之預收租金）乃根據直線法在有關租賃年期內確認。

利息收入乃根據所存放之本金按存放時間以適用利率累計。

投資收入乃於本集團收取款項之權利獲確定時入賬。

物業、廠房及設備

物業、廠房及設備乃按成本減除折舊及攤銷及任何累計減值虧損後列賬。

本集團設立電訊網絡所涉及之成本包括物業及設備、內部發展及收購軟件、法律團體費用及購入所需特許權等。

其他物業、廠房及設備之成本值在考慮其預計剩餘價值後，以直線折舊及攤銷法，按其估計可用年期予以撇銷，每年之折舊率如下：

永久業權土地	無
契約持有之土地	按契約之尚餘年期或五十年，以較短者為準
樓宇	2-5%
廠房、機器及電訊網絡	10-50%
傢俬及裝置	20%-33$^1/_3$%
汽車	25%

廠房、機器及電訊網絡在投入商業用途之前均不計算折舊。倘已完成或研製中之個別電訊網絡在技術上已過時又或商業上不再可行，則電訊網絡之賬面值即在損益表內撇銷。

3. SIGNIFICANT ACCOUNTING POLICIES – Continued

Revenue recognition

Sales of goods are recognised when goods are delivered and title has been passed.

Service income is recognised when the services are rendered.

Income from licensing is recognised when the relevant licensing agreements are formally concluded.

Distributions from the Group's investments in e-commerce projects and telecommunications projects are recognised when the Group's right to receive the distributions has been established.

Rental income, including rental invoiced in advance from properties under operating leases, is recognised on a straight line basis over the term of the relevant lease.

Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

Income from investments in securities is recognised when the Group's right to receive payment has been established.

Property, plant and equipment

Property, plant and equipment are stated at cost less depreciation and amortisation and any accumulated impairment losses.

Costs incurred by the Group in establishing its telecommunications networks include, among other things, property and equipment, internally developed and acquired software, legal organisation costs and the acquisition of required licenses.

Depreciation and amortisation to write off the cost of property, plant and equipment over their estimated useful lives after taking into account their estimated residue value, using the straight line method, at the following rates per annum:

Freehold land	Nil
Leasehold land	Over the shorter of the remaining unexpired terms of the relevant leases or 50 years
Buildings	2-5%
Plant and machinery and telecommunications networks	10-50%
Furniture and fixtures	20% – 33$^1/_3$%
Motor vehicles	25%

Plant and machinery and telecommunications networks are not depreciated until they are put into commercial use. Should the individual telecommunications network, completed or under development, become technologically obsolete or commercially not viable, the carrying value of the telecommunications network will be written off immediately to the income statement.

3. 主要會計政策－續

物業、廠房及設備－續

按融資租賃持有之資產乃按其可使用年期或按租賃年期（倘後者期間較短）以和自置資產相同之基準計算折舊。

於資產出售或報銷時之收益或虧損乃按出售款項與資產之面值之差額釐定，並於損益表內予以確認。

減值

於各結算日，本集團會審閱其資產之賬面值，以釐定是否有任何情況顯示該等資產已出現減值虧損。倘估計資產之可收回數額少於其賬面值，則資產之賬面值將會減少至其可收回收額。減值虧損乃即時確認作開支。

倘其後撥回減值虧損，則資產之賬面值會調高至重新估計之可收回數額，以使所增加之賬面值不會高於倘以往年度並無就資產確認減值虧損而原應釐定之賬面值。所撥回之減值虧損乃即時確認作收入。

租賃

凡租賃條款規定將擁有租賃資產之所有風險及報酬大部分轉移至本集團之租賃，均列為融資租賃。根據融資租賃持有之資產，概按於收購日期之公平價值撥作資本。欠下出租人之相應債務（已扣除利息）列為本集團之融資租賃承擔載入資產負債表。融資費用（即租賃承擔總額與所收購資產之公平價值兩者間之差額）乃按各項租賃之年期，自損益表扣除，以設定餘下租賃承擔於各會計期間之固定定期收費額。

所有其他租賃均列為經營租賃，其應付之租金以直線法按租賃年期自損益表扣除。

3. SIGNIFICANT ACCOUNTING POLICIES - Continued

Property, plant and equipment - Continued

Assets held under finance leases are depreciated on the same basis as owned assets over their estimated useful lives or, where shorter, the terms of the leases.

The gain or loss arising on disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership of the leased assets to the Group. Assets held under finance leases are capitalised at their fair values at the date of acquisition. The corresponding liability to the lessor, net of interest charges, is included in the balance sheet as a finance lease obligation of the Group. The finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the period of the respective leases so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

All other leases are classified as operating leases and their rentals payable are charged to the income statement on a straight line basis over the term of the relevant lease.

3. 主要會計政策－續

系統及網絡

系統及網絡乃按成本值減攤銷及任何累計減值虧損列賬。

系統及網絡為集團設立系統及網絡時所產生之所有直接成本，包括設備成本、開發成本及外判工作費用。該等資產僅於滿足下列條件時方會確認：

- 資產為可以辨認（如軟件及新程序）；
- 資產於日後可取得經濟利益；及
- 能可靠計算資產之開發成本。

未能滿足上述條件之開發成本於產生期間確認為支出。能滿足上述條件之系統及網絡以直線法按其估計可使用年期（最多為五年）予以攤銷。倘系統及網絡之可收回金額低於其賬面值，則其賬面值須作減值，以反映上述下跌。

電子商貿項目之投資

電子商貿項目之投資乃按成本值減攤銷及任何累計減值虧損列賬。

電子商貿開發項目投資指本集團就有關互聯網業務項目所產生之投資成本，而本集團根據各個項目收入淨額之協定百分比收取有關該等項目之分派。投資成本以直線法按個別項目由開始營業日期起計之估計可用年期（最多為五年）予以撇銷。倘上述投資之可收回金額低於其賬面值，則其賬面值須作減值，以反映上述下跌。

附屬公司之投資

附屬公司之投資乃按成本值或賬面值減任何經認定減值虧損後納入本公司之資產負債表內。本公司於年內之已收及應收股息確認為附屬公司之業績。

電訊項目之投資

電訊項目之投資乃按成本值減攤銷及任何累計減值虧損列賬。

3. SIGNIFICANT ACCOUNTING POLICIES – Continued

Systems and networks

Systems and networks are stated at cost less amortisation and any accumulated impairment losses.

Systems and networks represent all direct costs incurred by the Group in setting up systems and networks, including the cost of equipment, development cost and subcontracting expenditure. Such assets are recognised only if all of the following conditions are met:

- an asset is created that can be identified (such as software and new processes);
- it is probable that the asset created will generate future economic benefits; and
- the development cost of the asset can be measured reliably.

Development cost that cannot fulfil the above conditions is recognised as an expense in the period in which it is incurred. Systems and networks that fulfil the above conditions are amortised on a straight line basis over their estimated useful lives, subject to a maximum of five years. Where the recoverable amount of systems and networks has declined below their carrying amount, the carrying amount is reduced to reflect the decline in value.

Investments in e-commerce projects

Investments in e-commerce development projects are stated at cost less amortisation and any accumulated impairment losses.

Investments in e-commerce projects represent the Group's investment costs incurred on internet-based business projects over which the Group receives distributions from these projects based on an agreed percentage of the net revenue of each project. The investment costs are written off using the straight line method over the life of the individual project from the date of commencement of commercial operations subject to a maximum of five years. Where the recoverable amount of the investments has declined below their carrying amount, the carrying amount is reduced to reflect the decline in value.

Investments in subsidiaries

Investments in subsidiaries are included in the balance sheet of the Company at cost or carrying value, less any identified impairment loss. Results in subsidiaries are accounted for by the Company on the basis of dividends received or receivable during the year.

Investments in telecommunications projects

Investments in telecommunications projects are stated at cost less amortisation and any accumulated impairment losses.

3. 主要會計政策－續

電訊項目之投資－續

投資乃指本集團履行協議承擔之所有直接成本，包括供應於協議屆滿時不會撥歸本集團之設備。本集團於香港以外之電訊、傳呼機及流動電話項目之投資，乃按個別項目之協議由開始營業日期起計之尚餘年期或所用設備之估計可使用年期（以較短為準，惟最多為五年）以直線法計算攤銷備撥。倘上述投資之可收回金額低於其賬面值，則其賬面值須作減值，以反映上述下跌。

聯營公司之投資

聯營公司之業績、資產與負債以權益會計法計入財政報告內。該等權益之賬面值乃予減少以確認個別投資價值中之任何經認定減值虧損。

證券投資

證券投資乃以交易日期基準確認及初步以成本值計算。

投資（持至到期日證券除外）乃列作投資證券及其他投資。

投資證券（就既定長期策略目的而持有之證券）乃於日後業績報日期按成本計算，並減去任何減值準備（臨時性質除外）。

其他投資乃按公平價值計算，而未實現之收益及虧損乃計入有關年度之損益淨額。

專利權

專利權於收購年度之損益表中撇銷。

存貨

存貨乃按成本及可變現淨值兩者中之較低者入賬。成本按先入先出法計算。

可換股債券

除非可換股債券已獲確實兌，否則乃視作負債。

因發行可換股債券所引致之費用乃即時自收入表扣除。

3. SIGNIFICANT ACCOUNTING POLICIES – Continued

***Investments in telecommunications projects** – Continued*

Investment comprises all direct costs incurred by the Group in fulfilling its obligations under the agreements, including the supply of equipment which on expiration of the agreements will not revert to the Group. Amortisation is provided to write off the Group's investments in telecommunications, paging and mobile telephone projects outside Hong Kong using the straight line method over the remaining life of the agreement of the individual project from the date of commencement of commercial operations or the estimated useful life of the contributed equipment, whichever is the shorter, but subject to a maximum of five years. Where the recoverable amount of the investments has declined below their carrying amount, the carrying amount is reduced to reflect the decline in value.

Investments in associates

The results and assets and liabilities of associates are incorporated in the financial statements using the equity method of accounting. The carrying amount of such interest is reduced to recognise any identified impairment loss in the value of individual investments.

Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in the net profit or loss for the year.

Patents

Patents costs are written off to the income statement in the year of acquisition.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method.

Convertible bonds

Convertible bonds are regarded as liabilities unless conversion actually occurs.

The costs incurred in connection with the issue of convertible bonds are charged immediately to the income statement.

3. 主要會計政策 – 續

稅項

稅項支出乃根據本年度業績計算，並已扣除毋須課稅或不獲寬減稅項之項目。由於若干收支項目就稅務方面而入賬之會計年度與在財政報告入賬之會計年度有所不同，因而產生時差。以負債法計算之時差稅務效益在財政報告上列作遞延稅項，惟僅以可於可預見將來實現之負債或資產為限。

研究及開發費用

研究費用於支銷之年內列入損益表。開發費用於支銷之年內列入損益表，若該期間內正進行一項重大計劃，且有理由預期開發費用將透過未來之商業活動得以收回，則該等開發費用將由該項計劃之商業活動開始日起遞延或於該計劃之年期內註銷，為期最長五年。

外幣

以外幣結算之交易均按交易日期之概約率折算。以外幣結算之貨幣資產及負債均按結算日之率再折算。兌盈虧概撥入損益表中處理。

於綜合賬目時，海外業務之財政報告均按結算日之率換算。於換算時所產生之兌差額均全部撥入換算儲備內處理。

退休福利成本

向定額供款計劃支付供款於到期日列作支出。

就定額福利計劃提供退休金之預計費用乃定期由專業合資格精算師計算，並於損益表中扣除，以便將費用於僱員在本集團所實施計劃之服務期內分攤，而退休金費用大致上為現時與預計日後可享有退休金之薪酬之平穩百分比。

4. 營業額及分類資料

營業額指年內本集團就出售產品及外界向顧客提供服務之已收及應收款項淨額，已收及應收之特許權費用，以及已收及應收源自本集團於電訊及電子商貿項目之投資分派。

3. SIGNIFICANT ACCOUNTING POLICIES – Continued

Taxation

The charge for taxation is based on the results for the year after adjusting for items which are non-assessable or disallowed. Certain items of income and expense are recognised for tax purposes in a different accounting period from that in which they are recognised in the financial statements. The tax effect of the resulting timing differences, computed under the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

Research and development costs

Research costs are charged to the income statement in the year in which they are incurred. Development costs are charged to the income statement in the year in which it is incurred except where a major project is undertaken and it is reasonably anticipated that development costs will be recovered through future commercial activity. Such development costs are deferred and written off over the life of the project from the date of commencement of commercial operation subject to a maximum of five years.

Foreign currencies

Transactions in foreign currencies are translated at the approximate rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates ruling on the balance sheet date. Gains and losses arising on exchange are dealt with in the income statement.

On consolidation, the financial statements of the operations outside Hong Kong are translated at the rates ruling on the balance sheet date. All exchange differences arising on translation are dealt with in the translation reserve.

Retirement benefit cost

Payments to defined contribution schemes are charged as expenses as they fall due.

The expected costs of providing pensions for a defined benefit scheme, as calculated periodically by professionally qualified actuaries, are charged to the income statement so as to spread the costs over the service lives of employees in the scheme operated by the Group in such a way that the pension cost is a substantially level percentage of current and expected future pensionable payroll.

4. TURNOVER AND SEGMENT INFORMATION

Turnover represents the net amounts received and receivable for goods sold and services provided by the Group to outside customers, licensing fees received and receivable and distributions received and receivable from the Group's investments in telecommunications and e-commerce projects during the year.

4. 營業額及分類資料－續

(a) 業務分類

為方便管理，本集團之業務現分為四項主要經營業務－銷售一般系統產品、提供服務及軟件特許權、租賃系統產品及電訊業務與電子商貿項目之投資。此等業務乃本集團主要分類資料之報告基準。

4. TURNOVER AND SEGMENT INFORMATION - Continued

(a) Business segments

For management purposes, the Group is currently organised into four main operating business – sales of general systems products, provision of services and software licensing, leasing of systems products and investments in telecommunications networks and e-commerce projects. These businesses are the basis on which the Group reports its primary segment information.

		Sales of general systems products 銷售一般系統產品 HK$'000 千港元	Provision of services and software licensing 提供服務及軟件特許權 HK$'000 千港元	Leasing of systems products 租賃系統產品 HK$'000 千港元	Investments in telecommunications projects 電訊項目之投資 HK$'000 千港元	Investments in e-commerce projects 電子商貿項目之投資 HK$'000 千港元	Consolidated 綜合 HK$'000 千港元
截至二零零二年六月三十日止年度	**Year ended 30 June 2002**						
營業額	TURNOVER						
對外銷售總收入	External and total revenue	1,063,299	328,984	41,867	137,950	61,288	1,633,388
業績	RESULTS						
分類業績	Segment result	147,430	160,113	(5,432)	43,165	(88,374)	256,902
股息收入	Dividend income						1,346
利息收入	Interest income						13,108
未分配公司開支	Unallocated corporate expenses						(42,025)
經營溢利	*Profit from operations*						229,331
財務成本	Finance costs						(31,071)
除稅前溢利	Profit before taxation						198,260
稅項	Taxation						(427)
未計少數股東權益之溢利	Profit before minority interests						197,833
少數股東權益	Minority interests						(27,263)
本年度純利	Net profit for the year						170,570
於二零零二年六月三十日	**As at 30 June 2002**						
資產	ASSETS						
分類資產	Segment assets	557,033	936,929	43,345	724,817	874,762	3,136,886
於聯營公司之權益	Interest in an associate						46,500
證券投資	Investments in securities						126,958
未分配公司資產	Unallocated corporate assets						631,525
綜合總資產	*Consolidated total assets*						3,941,869
負債	LIABILITIES						
分類負債	Segment liabilities	53,395	27,397	14,548	34,506	9,360	139,206
未分配公司負債	Unallocated corporate liabilities						532,035
綜合總負債	Consolidated total liabilities						671,241
其他資料	*OTHER INFORMATION*						
物業、廠房及設備之資本添置	Capital additions of property, plant and equipment	7,485	3,703	2,472	-	-	13,660
系統及網絡之資本添置	Capital additions of systems & networks	73,625	19	-	-	-	73,644
電訊項目之資本添置	Capital additions of telecommunications projects	-	-	-	70,363	-	70,363
按金之資本添置	Capital addition of deposits	85,250	245,148	-	-	130,800	461,198
折舊及攤銷	Depreciation and amortisation	42,900	76,337	6,254	103,411	170,778	399,680
就證券投資確認之減值虧損	Impairment loss recognised for investments in securities	-	-	-	-	3,887	3,887
出售電子商貿項目權益之收益	*Gain on disposal of interest in* e-commerce projects	-	-	-	-	26,213	26,213
出售物業、廠房及設備之虧損	Gain/(loss) on disposal of property, plant and equipment	35	(11)	(209)	-	-	(185)

4. 營業額及分類資料－續 / 4. TURNOVER AND SEGMENT INFORMATION – Continued

(a) 業務分類－續 / (a) Business segments – Continued

		Sales of general systems products 銷售一般系統產品 HK$'000 千港元	Provision of services and software licensing 提供服務及軟件特許權 HK$'000 千港元	Leasing of systems products 租賃系統產品 HK$'000 千港元	Investments in telecommunications projects 電訊項目之投資 HK$'000 千港元	Investments in e-commerce projects 電子商貿項目之投資 HK$'000 千港元	Consolidated 綜合 HK$'000 千港元
截至二零零一年六月三十日止年度	Year ended 30 June 2001						
營業額	TURNOVER						
對外銷售總收入	External and total revenue	946,053	377,953	46,703	121,470	18,600	1,510,779
業績	RESULTS						
分類業績	Segment result	194,515	186,601	3,464	58,914	(87,927)	355,567
股息收入	Dividend income						1,160
利息收入	Interest income						19,946
未分配公司開支	Unallocated corporate expenses						(39,589)
經營溢利	Profit from operations						337,084
財務成本	Finance costs						(40,812)
除稅前溢利	Profit before taxation						296,272
稅項	Taxation						(584)
未計少數股東權益之溢利	Profit before minority interests						295,688
少數股東權益	Minority interests						(43,109)
本年度純利	Net profit for the year						252,579
於二零零一年六月三十日	As at 30 June 2001						
資產	ASSETS						
分類資產	Segment assets	281,970	829,830	43,920	751,044	892,490	2,799,254
於聯營公司之權益	Interest in an associate						46,500
證券投資	Investments in securities						11,560
未分配公司資產	Unallocated corporate assets						587,648
綜合總資產	Consolidated total assets						3,444,962
負債	LIABILITIES						
分類負債	Segment liabilities	40,220	30,317	12,621	34,506	-	117,664
未分配公司負債	Unallocated corporate liabilities						483,199
綜合總負債	Consolidated total liabilities						600,863
其他資料	OTHER INFORMATION						
物業、廠房及設備之資本添置	Capital additions of property, plant and equipment	10,910	4,389	3,618	-	-	18,917
系統及網絡之資本添置	Capital additions of systems & networks	-	-	22	-	-	22
電子商貿項目權益之資本添置	Capital additions of interest in e-commerce projects	-	-	-	-	200,416	200,416
電訊項目之資本添置	Capital additions of telecommunications projects	-	-	-	33,807	-	33,807
按金之資本添置	Capital addition of deposits	-	232,974	-	15,500	23,250	271,724
折舊及攤銷	Depreciation and amortisation	32,774	91,582	6,211	58,345	112,570	301,482
出售電子商貿項目權益之收益	Gain on disposal of interest in e-commerce projects	-	-	-	-	4,669	4,669
出售物業、廠房及設備之虧損	Loss on disposal of property, plant & equipment	-	-	399	-	-	399

4. 營業額及分類資料－續

(b) 地區分類

(i) 下表載列本集團按地區市場劃分之收入分析（不論貨品／服務之來源地）：

4. TURNOVER AND SEGMENT INFORMATION - Continued

(b) Geographical segments

(i) The following table provides an analysis of the Group's revenue by geographical market, irrespective of the origin of the goods/services:

		Revenue by geographical segment 按地區分類劃分之收入 year ended 30 June 截至六月三十日止年度		Profit from operations 經營溢利 year ended 30 June 截至六月三十日止年度	
		2002 二零零二年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元	**2002 二零零二年 HK$'000 千港元**	2001 二零零一年 HK$'000 千港元
中華人民共和國，包括香港及澳門	People's Republic of China, including Hong Kong and Macau	**1,298,434**	1,177,408	**203,469**	291,790
歐洲	Europe	**243,881**	239,221	**(6,436)**	17,739
其他	Others	**91,073**	94,150	**32,298**	27,555
綜合總計	Consolidated total	**1,633,388**	1,510,779	**229,331**	337,084

(ii) 下表載列本集團按地區市場劃分之分類資產賬面值，以及物業、廠房及設備、系統及網絡與及電子商貿及電訊項目權益之資本添置分析：

(ii) The following is an analysis of the carrying amount of segment assets, and capital additions to property, plant and equipment, systems and networks, interest in e-commerce projects and telecommunications projects, analysed by the geographical market to which the assets are located:

		Carrying amount of segment assets 分類資產之賬面值		Capital additions 資本添置	
		30.6.2002 二零零二年六月三十日 HK$'000 千港元	30.6.2001 二零零一年六月三十日 HK$'000 千港元	**30.6.2002 二零零二年六月三十日 HK$'000 千港元**	30.6.2001 二零零一年六月三十日 HK$'000 千港元
中華人民共和國，包括香港及澳門	People's Republic of China, including Hong Kong and Macau	**3,005,908**	2,747,790	**537,233**	475,106
歐洲	Europe	**176,862**	187,216	**10,338**	16,523
其他	Others	**759,099**	509,956	**71,294**	33,257
綜合總計	Consolidated total	**3,941,869**	3,444,962	**618,865**	524,886

5. 其他經營收入 5. OTHER OPERATING INCOME

		2002 二零零二年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元
下列收入乃列入其他經營收入內：	Included in other operating income is net investment income as follows:		
證券投資之股息收入	Dividend income from investments in securities	**1,346**	1,160
就銀行存款及結存所賺取之利息	Interest earned on bank deposits and balances	**13,108**	19,946
收回壞賬	Recovery of bad debts	**–**	939
收回上年度有關電訊項目之已付按金撇銷	Recovery of deposits paid in connection with telecommunications projects written off in prior year	**–**	9,000

6. 其他經營支出 6. OTHER OPERATING EXPENSES

		2002 二零零二年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元
就證券投資所確認之減值虧損	Impairment loss recognised for investments in securities	**3,887**	–
系統及網絡撇銷	Systems and networks written off	**2,115**	–
其他應收賬款之撥備	Allowance for other receivables	**1,051**	–
		7,053	–

7. 經營溢利 7. PROFIT FROM OPERATIONS

		2002 二零零二年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元
經營溢利已扣除：	Profit from operations has been arrived at after charging:		
董事酬金（附註(i)）	Directors' remuneration (Note (i))	**26,283**	18,661
職工成本（不包括董事酬金）	Staff costs excluding directors' remuneration	**113,736**	98,352
退休福利計劃供款（附註(ii)）	Retirement benefit scheme contributions (Note (ii))	**4,489**	3,269
職工成本總額	Total staff costs	**144,508**	120,282
電子商貿項目投資之攤銷	Amortisation of investments in e-commerce projects	**170,778**	112,570
電訊項目投資之攤銷	Amortisation of investments in telecommunications projects	**103,411**	58,345
系統及網絡之攤銷	Amortisation of systems and networks	**39,520**	1,290
折舊：	Depreciation on:		
自置資產	Owned assets	**84,976**	128,317
融資租賃之資產	Assets under finance leases	**995**	960
		399,680	301,482
核數師酬金	Auditors' remuneration	**3,745**	3,441
已確認存貨之成本	Cost of inventories recognised	**470,249**	432,028
出售物業、廠房及設備之虧損	Loss on disposal of property, plant and equipment	**185**	399
按照經營租賃已付之租賃最低付款額包括：	Minimum lease payments paid under operating leases in respect of:		
租賃物業	Rented premises	**5,279**	5,258
機器及設備	Machinery and equipment	**6,191**	4,792
及已計入：	and after crediting:		
租賃廠房及機械及電訊項目所得之租金收入	Rental income from leasing of plant and machinery and telecommunications networks	**41,867**	46,703

7. 經營溢利 – 續
附註：

7. PROFIT FROM OPERATIONS – Continued
Notes:

(i) 有關董事與僱員酬金之資料

(i) Information regarding directors' and employees' emoluments

		2002 二零零二年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元
董事	**Directors**		
獨立非執行董事之袍金	Fees to independent non-executive directors	**145**	100
非執行董事之其他酬金：	Other emoluments to non-executive directors:		
薪金及其他福利	Salaries and other benefits	**–**	–
執行董事之其他酬金：	Other emoluments to executive directors:		
薪金及其他福利	Salaries and other benefits	**4,391**	4,443
按工作表現發放之獎金	Performance related incentive payments	**21,699**	14,090
退休福利計劃供款	Retirement benefit scheme contribution	**48**	28
		26,283	18,661

除上述外，於一九九九年四月三十日，本公司若干董事獲授30,000,000份本公司之購股權，行使價為每股0.17328港元。於進行附註30所載之紅股派發後，行使價已調整至每股0.08664港元。該等購股權已於二零零二年四月二十九日失效。於二零零零年二月八日，本公司若干董事獲授2,000,000份本公司之購股權，行使價為每股0.4656港元。年內並無任何購股權已獲行使。於進行附註30所載之紅股派發及股份合併後，購股權數目由合共2,000,000份調整至160,000份，而行使價為每股5.82港元。

In addition to the above, on 30 April 1999, an aggregate of 30,000,000 shares options of the Company were granted to certain directors at an initial exercise price of HK$0.17328 per share. Following the bonus issue as set out in note 30, the exercise price was adjusted to HK$0.08664 per share. These share options were lapsed on 29 April 2002. On 8 February 2000, an aggregate of 2,000,000 share options of the Company were granted to certain directors at an exercise price of HK$0.4656 per share. No share option was exercised during the year. Following the bonus issued and the share consolidation as set out in note 30, the number of share options was adjusted from an aggregate of 2,000,000 to 160,000 at an exercise price of HK$5.82 per share.

於一九九八年二月四日，一名董事獲授5,000,000股行使價為每股0.3712港元之看通集團有限公司購股權。看通集團有限公司為本公司之附屬公司，本公司持有其57%股權。此等購股權已於二零零一年二月四日失效，而年內再無授出任何購股權。

On 4 February 1998, 5,000,000 share options of Kantone Holdings Limited, a 57% owned subsidiary of the Company, were granted to a director at an exercise price of HK$0.3712 per share. These options were lapsed on 4 February 2001 and no further share options were granted during the year.

董事之酬金（不包括購股權利益）介乎下列範圍：

Emoluments of the directors, excluding the share option benefits, were within the following bands:

		Number of director(s) 董事人數 2002 二零零二年	2001 二零零一年
無 – 1,000,000港元	Nil – HK$1,000,000	**7**	4
1,000,001港元 – 1,500,000港元	HK$1,000,001 – HK$1,500,000	**1**	1
16,000,001港元 – 16,500,000港元	HK$16,000,001 – HK$16,500,000	**–**	1
23,500,001港元 – 24,000,000港元	HK$23,500,001 – HK$24,000,000	**1**	–

7. 經營溢利－續

附註：－續

7. PROFIT FROM OPERATIONS - Continued

Notes: - Continued

(i) 有關董事與僱員酬金之資料－續

(i) Information regarding directors' and employees' emoluments - Continued

僱員

本集團五位最高薪人士包括兩名（二零零一年：兩名）本公司董事，其酬金詳情載於上文。本集團其餘三名（二零零一年：三名）最高薪人士（並非本公司之董事）之酬金如下：

Employees

The five highest paid individuals of the Group included two (2001: two) directors of the Company, details of whose emoluments are set out above. The emoluments of the remaining three (2001: three) highest paid employees of the Group, not being a director of the Company, are as follows:

		2002 二零零二年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元
薪酬及其他福利	Salaries and other benefits	**3,703**	3,332
退休福利計劃供款	Retirement benefit scheme contributions	**729**	322
		4,432	3,654

於二零零零年二月八日，五位最高薪僱員中之其中一位（並非本公司董事）獲授1,000,000份本公司購股權，行使價每股0.4656港元。年內並無任何購股權已獲行使。於進行附註30所載之紅股派發及股份合併後，購股權數目由合共1,000,000份調整至80,000份，而行使價為每股5.82港元。

On 8 February 2000, 1,000,000 share options of the Company were granted to an employee of the five highest, not being a director of the Company, at an exercise price of HK$0.4656 per share. No share option was exercised during the year. Following the bonus issue and the share consolidation as set out in note 30, the number of share options was adjusted from an aggregate of 1,000,000 to 80,000 at an exercise price of HK$5.82 per share.

於一九九八年二月四日，五位最高薪僱員中之其中兩位（並非本公司董事）獲授12,000,000份看通集團有限公司購股權，行使價每股0.3712港元。此等購股權已於二零零一年二月四日失效，而年內再無授出任何購股權。

On 4 February 1998, 12,000,000 share options of Kantone Holdings Limited were granted to two employees of the five highest, not being a director of the Company, at an exercise price of HK$0.3712 per share. These options were lapsed on 4 February 2001 and no further share options were granted during the year.

此等僱員之酬金（不包括購股權利益）介乎下列範圍：

Emoluments of these employees, excluding the share option benefits, were within the following bands:

		Number of employee(s) 僱員人數	
		2002 二零零二年	2001 二零零一年
無－1,000,000港元	Nil - HK$1,000,000	**-**	2
1,000,001港元－1,500,000港元	HK$1,000,001 - HK$1,500,000	**2**	-
1,500,001港元－2,000,000港元	HK$1,500,001 - HK$2,000,000	**-**	1
2,000,001港元－2,500,000港元	HK$2,000,001 - HK$2,500,000	**1**	-

7. 經營溢利－續
附註：－續

7. PROFIT FROM OPERATIONS - Continued
Notes: - Continued

(ii) 退休福利計劃供款

(ii) Retirement benefit scheme contributions

		2002 二零零二年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元
向本集團之定額供款計劃支付之退休福利計劃供款	Retirement benefit scheme contributions to the Group's defined contribution scheme	**692**	672
減：已沒收之供款	Less: Forfeited contributions	**–**	–
		692	672
向本集團之定額福利計劃支付之退休福利計劃供款	Retirement benefit scheme contributions to the Group's defined benefit scheme	**3,845**	2,625
		4,537	3,297

定額供款計劃

本集團旗下若干附屬公司為大部分僱員設立一項退休福利計劃。該項計劃之資產與本集團之資產分開持有，並存於由獨立受託人控制之基金內。

自損益表扣除之退休福利計劃供款乃本集團按計劃規則指定之比率向有關基金支付之供款。倘僱員於合資格領取全部供款之前退出計劃，本集團須於應付之供款減除已沒收之供款。

於結算日，並沒有因僱員退出計劃而產生之沒收供款，此等供款可用以扣減未來數年應付供款（二零零一年：無）。

自二零零零年十二月起，本集團規定其於香港之所有合資格僱員參與強制性公積金（「強積金」）計劃。自綜合損益表扣除之強積金計劃退休福利費用指本集團按強積金計劃規例指定之比率就強積金計劃作出之供款。

Defined contribution scheme

Certain subsidiaries of the Group have a retirement benefit scheme covering a portion of their employees. The assets of the scheme are held separately from those of the Group in funds under the control of an independent trustee.

The retirement benefit scheme contributions charged to the income statement represent contributions payable to the funds by the Group at rates specified in the rules of the scheme. Where there are employees who leave the scheme prior to vesting fully in the contributions, the contribution payable by the Group is reduced by the amount of forfeited contributions.

At the balance sheet date, there were no forfeited contributions which arose upon employees leaving the scheme and which are available to reduce the contributions payable in the future years (2001: nil).

Commencing from December 2000, the Group enrolled all eligible employees in Hong Kong into a mandatory provident fund (the "MPF") scheme. The retirement benefit cost of the MPF scheme charged to the consolidated income statement represents contributions to the MPF scheme by the Group at rates specified in the rules of the MPF scheme.

7. 經營溢利－續

附註：－續

(ii) 退休福利計劃供款－續

定額福利計劃

本集團屬下若干附屬公司設立一項自行管理之退休福利計劃。上述計劃乃提供有關僱員服務期間之定額退休福利，僱員身故時之最後收益及撫恤金。以月薪計及年滿21歲之所有僱員可選擇參加上述計劃。

計劃供款於損益表中扣除，以便將退休金成本按僱員於本集團之服務期內分攤。供款乃根據合資格精算師每隔三年按預計單位法進行估值加以評估。最近之估值乃於二零零二年一月一日進行。對估值結果最具影響之假設乃有關投資回報率及薪金、退休金與股息之增加比率方面之假設。投資回報率假設為每年7¹/₄%，而加薪幅度則假設為每年平均4¹/₄%，並加入因升職之增幅。更假設於一九九七年四月五日後，累計之保證最低退休金將按每年2³/₄%遞增，而價格通脹幅度則每年平均2³/₄%。

最近之精算估值顯示，計劃之資產市值為161,483,000港元，而該等資產之精算價值為僱員應得福利之69%。為數約50,311,000港元之短欠額，於現職僱員之預計剩餘服務年期（以11年估計）內清還。

7. PROFIT FROM OPERATIONS - Continued

Notes: - *Continued*

(ii) *Retirement benefit scheme contributions* - Continued

Defined benefit scheme

Certain subsidiaries of the Group operates a self-administered, funded pension scheme. The scheme provides defined pension benefits related to service, and final earnings and capital sums on death. Membership is optional for all staff paid monthly and aged over 21 years.

Contributions to the scheme are charged to the income statement so as to spread the cost of pensions over employees' working lives with the Group. The contributions are determined by a qualified actuary on the basis of triennial valuations using the projected unit method. The most recent valuation was at 1 January 2002. The assumptions which have the most significant effect on the results of the valuation are those relating to the rate of return on investments and the rates of increase in salaries, pensions and share dividends. It was assumed that the investment returns would be 7¹/₄% per annum, that salary increase would average 4¹/₄% per annum with an addition for promotion increase, that the guaranteed minimum pensions accruing after 5 April 1997 would increase at the rate of 2³/₄% per annum, and that price inflation would average 2³/₄% per annum.

The most recent actuarial valuation showed that the market value of the scheme's assets was HK$161,483,000 and that the actuarial value of these assets represented 69% of the benefits that had accrued to members. The shortfall of HK$50,311,000 is to be cleared over the estimated remaining service period of the current membership of 11 years.

8. 財務成本

8. FINANCE COSTS

		2002 二零零二年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元
銀行及其他借貸之利息：	Interest on bank and other borrowings		
－於五年內悉數償還	- wholly repayable within five years	**28,050**	36,906
－毋須於五年內悉數償還	- not wholly repayable within five years	**227**	283
融資租賃之財務費用	Finance charges on finance leases	**324**	423
可換股債券之發行成本	Issue costs of convertible bonds	**2,470**	-
貸款安排費用	Loan arrangement fee	**-**	3,200
		31,071	40,812

9. 稅項 9. TAXATION

		2002 二零零二年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元
稅項支出（抵免）包括：	The charge (credit) comprises:		
香港利得稅	Hong Kong Profits Tax		
一本年度	– current year	**94**	827
一過往年度之不足撥備	– underprovision in prior years	**374**	–
一過往年度之超額撥備	– overprovision in prior years	**–**	(940)
其他司法地區稅項	Taxation in other jurisdictions	**(44)**	701
		424	588
遞延稅項（附註29）	Deferred taxation (note 29)	**3**	(4)
		427	584

香港利得稅乃以源自香港之估計應課稅溢利按16%之稅率計算。其他司法地區稅項乃按個別司法地區各自採用之稅率計算。

Hong Kong Profits Tax is calculated at 16% on the estimated assessable profits derived from Hong Kong. Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

實際稅率偏低之原因為本集團大部分溢利既非由香港賺取，亦非源自香港，故無需繳納香港利得稅或任何其他司法地區之稅項。

The low effective tax rate is attributable to the fact that a substantial portion of the Group's profit neither arises in, nor is derived from, Hong Kong and is accordingly not subject to Hong Kong Profits Tax and is not subject to taxation in any other jurisdictions.

本年度遞延稅項之詳情載於附註29。

Details of deferred taxation for the year are set out in note 29.

10. 股息 10. DIVIDENDS

		2002 二零零二年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元
按以股代息方式派付之擬派末期股息相等於每股2.5港仙（二零零一年：0.15港仙），可選擇現金	Final dividend proposed in scrip form equivalent to HK2.5 cents (2001: HK0.15 cents) per share, with a cash option	**14,245**	8,900
按以股代息方式派付之中期股息相等於每股0.0625港仙（二零零一年：0.125港仙），可選擇現金	Interim dividend paid in scrip form equivalent to HK0.0625 cents (2001: HK0.125 cents) per share, with a cash option	**8,893**	7,386
上年度之不足撥備	Underprovision in prior year	**241**	–
		23,379	16,286

二零零二年度擬派末期股息乃按於二零零二年六月三十日之已發行股份569,784,884股為基準計算。

The proposed final dividend for 2002 is based on 569,784,884 shares in issue at 30 June 2002.

11. 每股盈利

基本及經攤薄每股盈利之計算乃按下列數據計算：

11. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

		2002 二零零二年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元
以計算基本每股盈利之盈利	Earnings for the purpose of calculating basic earnings per share	**170,570**	252,579
普通股之潛在攤薄影響：	Effect of dilutive potential ordinary shares:		
可換股債券之利息	Interest on convertible bonds	**103**	–
根據經攤薄每股盈利調整在附屬公司業績所佔權益	Adjustment to the share of result of a subsidiary based on dilution of its earnings per share	**–**	(949)
以計算經攤薄每股盈利之盈利	Earnings for the purpose of calculating diluted earnings per share	**170,673**	251,630

		Number of shares 股份數目 (In '000) (千股) 2002 二零零二年	2001 二零零一年
以計算基本每股盈利之加權平均股份數目	Weighted average number of shares for the purpose of calculating basic earnings per share	**530,919**	471,630
普通股之潛在攤薄影響：	Effect of dilutive potential ordinary shares		
購股權	Options	**459**	529
認股權證	Warrants	**2,813**	288
可換股債券	Convertible bonds	**3,646**	–
		6,918	817
以計算經攤薄每股盈利之加權平均股份數目	Weighted average number of shares for the purpose of calculating diluted earnings per share	**537,837**	472,447
經攤薄每股盈利	Diluted earnings per share	**31.73 cents仙**	53.26 cents仙

以計算每股盈利之加權平均數已就二零零一年十二月十九日之紅股派發及二零零二年五月四日之股份合併而調整，詳情載於附註30。

The weighted average number of ordinary shares for the purposes of calculating earnings per share has been adjusted for the bonus issue of shares on 19 December 2001 and the share consolidation on 4 May 2002, details of which are set out in note 30.

12. 物業、廠房及設備 12. PROPERTY, PLANT AND EQUIPMENT

		Land and buildings 土地及樓宇 HK$'000 千港元	Plant and machinery and tele-communications networks 廠房及機器及電訊網絡 HK$'000 千港元	Furniture and fixtures 傢俬及裝置 HK$'000 千港元	Motor vehicles 汽車 HK$'000 千港元	Total 總計 HK$'000 千港元
本集團	**THE GROUP**					
成本值	COST					
於二零零一年七月一日	At 1 July 2001	56,779	958,938	15,295	11,506	1,042,518
滙兌調整	Currency realignment	1,330	20,123	–	–	21,453
添置	Additions	–	12,384	168	1,108	13,660
撥入存貨	Transferred to inventories	–	(334)	–	–	(334)
出售	Disposals	–	(15,634)	–	(140)	(15,774)
於二零零二年六月三十日	At 30 June 2002	58,109	975,477	15,463	12,474	1,061,523
折舊	DEPRECIATION					
於二零零一年七月一日	At 1 July 2001	12,614	779,247	13,842	10,630	816,333
滙兌調整	Currency realignment	228	15,503	–	–	15,731
年內撥備	Provided for the year	1,809	83,178	523	461	85,971
出售撇除	Eliminated on disposals	–	(15,348)	–	(73)	(15,421)
於二零零二年六月三十日	At 30 June 2002	14,651	862,580	14,365	11,018	902,614
賬面淨值	NET BOOK VALUES					
於二零零二年六月三十日	At 30 June 2002	43,458	112,897	1,098	1,456	158,909
於二零零一年六月三十日	At 30 June 2001	44,165	179,691	1,453	876	226,185

12. 物業、廠房及設備－續　12. PROPERTY, PLANT AND EQUIPMENT - Continued

		THE GROUP 本集團 2002 二零零二年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元
本集團之物業權益賬面淨值包括：	The net book values of the Group's property interests comprise:		
於香港以外地區持有之永久業權物業契約物業：	Freehold properties held outside Hong Kong	**13,917**	13,155
	Leasehold properties:		
於香港持有之契約物業	Held in Hong Kong		
－長期契約	- long leases	**20,345**	21,422
－中期契約	- medium term leases	**3,653**	3,794
於香港以外地區持有之契約物業	Held outside Hong Kong		
－長期契約	- long leases	**1,110**	1,148
－中期契約	- medium term leases	**4,433**	4,646
		43,458	44,165
按融資租賃持有之物業及機器及電訊網絡之賬面淨值	Net book value of plant and machinery and telecommunications networks held under finance leases	**1,978**	12,991
集團以經營租賃方式租賃器材予客戶。有關器材之賬面淨值已包括在廠房、機器及電訊網絡內，茲分列如下：	The Group leases equipment to customers on operating leases terms. The net book value of such equipment, which is included in plant and machinery and telecommunications networks, is as follows:		
客戶器材（按成本值）	Customer equipment at cost	**99,035**	103,773
減：累計折舊	Less: Accumulated depreciation	**80,893**	78,039
賬面淨值	Net book value	**18,142**	25,734

本集團於二零零二年六月三十日賬面淨值為8,952,000港元（二零零一年：7,932,000港元）之若干土地及樓宇已抵押予銀行，作為本集團獲得之銀行融資之擔保。

At 30 June 2002, certain land and buildings of the Group with a net book value of HK$8,952,000 (2001: HK$7,932,000) were pledged to a bank as security for banking facilities granted to the Group.

13. 系統及網絡

13. SYSTEMS AND NETWORKS

		THE GROUP 本集團	
		2002 二零零二年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元
按成本值	COST		
年初	At beginning of the year	**670,717**	670,695
添置	Additions	**73,644**	22
按金撥出	Transferred from deposits	**259,253**	–
撥入電訊項目	Transferred to telecommunications projects	**(191,413)**	–
撇銷	Write-off	**(3,525)**	–
年結	At end of the year	**808,676**	670,717
攤銷	AMORTISATION		
年初	At beginning of the year	**1,531**	241
本年度撥備	Provided for the year	**39,520**	1,290
撇銷撇除	Eliminated on write-off	**(1,410)**	–
年結	At end of the year	**39,641**	1,531
賬面淨值	NET BOOK VALUE		
年結	At end of the year	**769,035**	669,186
發展中之系統及網絡之賬面淨值	Net book value of systems and networks under development	**427,990**	668,723

系統及網絡包括設立及開發有關互聯網為本知識系統及網絡之所有直接成本。本集團之系統及網絡按個別項目由開始營業日期起計之估計經濟壽命最多為五年予以攤銷。

Systems and networks include all direct costs incurred in the setting up and development of internet based knowledge systems and networks. The Group's systems and networks are amortised over the estimated economic useful lives of the projects from the date of commencement of commercial operations subject to a maximum of five years.

14. 附屬公司之投資 14. INVESTMENTS IN SUBSIDIARIES

		THE COMPANY 本公司	
		2002 二零零二年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元
於香港上市股份	Listed shares in Hong Kong		
一按成本值	– at cost	**98,949**	98,949
非上市股份	Unlisted shares		
一按賬面值	– at carrying value	**107,947**	107,947
一按成本值	– at cost	**10**	10
於附屬公司之投資	Investments in subsidiaries	**206,906**	206,906
上市股份之市值	Market value of listed shares	**99,534**	187,311

非上市股份之賬面值乃以本集團重組時其附屬公司成為集團成員當日各附屬公司之賬面資產淨值為基準。

The carrying value of the unlisted shares is based on the book values of the underlying net assets of the subsidiaries at the time they became members of the Group under the group reorganisation.

本公司各主要附屬公司於二零零二年六月三十日之詳情載於附註40。

Details of the Company's principal subsidiaries at 30 June 2002 are set out in note 40.

15. 電子商貿項目之權益 15. INTEREST IN E-COMMERCE PROJECTS

		THE GROUP 本集團	
		2002 二零零二年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元
按成本值	COST		
年初	At beginning of the year	**820,144**	713,116
按金撥出	Transferred from deposits	**166,315**	–
添置	Additions	**–**	200,416
出售	Disposals	**(102,106)**	(93,388)
年結	At end of the year	**884,353**	820,144
攤銷	AMORTISATION		
年初	At beginning of the year	**112,570**	–
本年度撥備	Provided for the year	**170,778**	112,570
出售撇除	Eliminated on disposals	**(30,031)**	–
年結	At end of the year	**253,317**	112,570
賬面淨值	NET BOOK VALUE		
年結	At end of the year	**631,036**	707,574

15. 電子商貿項目之權益－續

本集團與第三者訂立協議投資電子商貿項目。該等協議之合約期為20年，本集團於上述期間有權根據上述各項目之收入淨額之協定百分比收取分派。因此，本集團於電子商貿項目之權益按個別項目由開始營業日期起計之估計可用年期最多為五年予以攤銷。

15. INTEREST IN E-COMMERCE PROJECTS – Continued

The Group has entered into agreements with third parties to invest in e-commerce projects. These agreements have contract terms of 20 years over which the Group has the right to receive distributions based on an agreed percentage of the net revenue of each of these projects. The Group's interest in these e-commerce projects is therefore amortised over the estimated useful lives of the projects from the date of commencement of commercial operations subject to a maximum of five years.

16. 電訊項目之權益

16. INTEREST IN TELECOMMUNICATIONS PROJECTS

		THE GROUP 本集團	
		2002 二零零二年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元
按成本值	COST		
年初	At beginning of the year	**756,293**	722,563
添置	Additions	**70,363**	33,807
系統及網絡撥出	Transferred from systems and networks	**191,413**	–
按金撥出	Transferred from deposits	**15,500**	–
撇銷	Write-off	**(264)**	(77)
年結	At end of the year	**1,033,305**	756,293
攤銷	AMORTISATION		
年初	At beginning of the year	**446,680**	388,335
本年度撥備	Provided for the year	**103,411**	58,345
年結	At end of the year	**550,091**	446,680
賬面淨值	NET BOOK VALUE		
年結	At end of the year	**483,214**	309,613

16. 電訊項目之權益－續

本集團已與多名獨立第三者訂立協議，於香港以外地區投資傳呼業務及協助建立流動電話通訊網絡。協議為期五至十三年不等，於該等協議期限屆滿時，由本集團按協議提供之任何設備均不會撥歸本集團所有。因此，本集團於電訊項目之權益乃按所提供設備之估計可使用年期或由開始營業日期起計之協議尚餘年期（以較短者為準，惟最多為五年）而攤銷，所提供之設備不包括由本集團另行出售之傳呼機或手提流動電話。

於上述協議期限內，本集團有權獲得預定比例之經營溢利（按個別項目而有所不同），作為本集團提供協助之回報。

16. INTEREST IN TELECOMMUNICATIONS PROJECTS - Continued

The Group has entered into agreements with independent third parties to invest in paging operations and assist in the setting up of mobile telephone communication networks outside Hong Kong. The agreements have lives of 5 to 13 years and any equipment contributed by the Group under the agreements will not revert to the Group on expiration of these agreements. The Group's interest in these telecommunications projects is therefore amortised over the estimated useful lives of the contributed equipment or the remaining lives of the agreements from the date of commencement of commercial operations, whichever is the shorter, but subject to a maximum of five years. Contributed equipment does not include pagers or mobile telephone hand-sets which are sold separately by the Group.

In return for the assistance offered by the Group, the Group is entitled to a pre-determined share of operating profits which varies from project to project during the lives of the above-mentioned agreements.

17. 於聯營公司之權益

17. INTEREST IN AN ASSOCIATE

		THE GROUP 本集團		THE COMPANY 本公司	
		2002 二零零二年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元	**2002 二零零二年 HK$'000 千港元**	2001 二零零一年 HK$'000 千港元
非上市股份，按成本值	Unlisted shares, at cost	**-**	-	**284,000**	284,000
應佔資產淨值	Share of net assets	**-**	-	**-**	-
		-	-	**284,000**	284,000
應收聯營公司款項	Amount due from an associate	**46,500**	46,500	**46,500**	46,500
		46,500	46,500	**330,500**	330,500

應收聯營公司款項為無抵押、免息及無固定還款期。董事認為，該筆款項不會於結算日起計一年內償還。因此，該筆款項列入非流動資產。

The amount due from an associate is unsecured, interest free and has no fixed repayment terms. In the opinion of the directors, the amount will not be repaid within one year from the balance sheet date. Accordingly, the amount is shown as a non-current asset.

於二零零二年六月三十日，本集團之聯營公司詳情如下：

Particulars of the Group's associate at 30 June 2002 are as follows:

Name of company 公司名稱	Place of incorporation 註冊成立地點	Proportion of nominal value of issued capital directly held by the Company 本公司直接持有之已發行股本面值比例	Principal activities 主要業務
Project Technology Limited ("Project Technology")	British Virgin Islands 英屬維爾京群島	40%	Provision of e-commerce services 提供電子商貿服務

18. 按金 18. DEPOSITS

有關以下項目已付之按金：

Deposits were paid in connection with projects relating to the following:

		THE GROUP 本集團		THE COMPANY 本公司	
		2002 二零零二年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元	**2002 二零零二年 HK$'000 千港元**	2001 二零零一年 HK$'000 千港元
系統及網絡	Systems and networks	**409,293**	224,223	**–**	–
互聯網業務	Internet operations	**130,800**	166,315	**111,425**	–
電訊項目	Telecommunications projects	**–**	129,434	**–**	–
		540,093	519,972	**111,425**	–

19. 證券投資 19. INVESTMENTS IN SECURITIES

		Investment securities 投資證券		Other investment 其他投資		Total 總額	
		2002 二零零二年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元	**2002 二零零二年 HK$'000 千港元**	2001 二零零一年 HK$'000 千港元	**2002 二零零二年 HK$'000 千港元**	2001 二零零一年 HK$'000 千港元
本集團	**THE GROUP**						
非上市股本證券	Unlisted equity securities	**126,958**	11,560	**2**	2	**126,960**	11,562
為呈報目的分析之證券投資賬面值：	Carrying value of investments in securities analysed for reporting purposes as:						
流動	Current	**–**	–	**2**	2	**2**	2
非流動	Non-current	**126,958**	11,560	**–**	–	**126,958**	11,560
		126,958	11,560	**2**	2	**126,960**	11,562
本公司	**THE COMPANY**						
非上市股本證券	Unlisted equity securities	**118,560**	–	**–**	–	**118,560**	–
為呈報目的分析之非流動證券投資賬面值	Carrying value of investments in securities analysed for reporting purposes as non-current	**118,560**	–	**–**	–	**118,560**	–

20. 存貨 / 20. INVENTORIES

		THE GROUP 本集團 2002 二零零二年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元
原料	Raw materials	**27,337**	19,690
在製品	Work in progress	**3,930**	13,359
製成品	Finished goods	**18,469**	22,965
		49,736	56,014
按成本值列出	Stated at cost	**46,545**	52,618
按變現淨值列出	Stated at net realisable value	**3,191**	3,396
		49,736	56,014

21. 應收貿易及其他賬款 / 21. TRADE AND OTHER RECEIVABLES

於二零零二年六月三十日，應收貿易及其他賬款之結餘中包括314,494,000港元（二零零一年：296,259,000港元）之應收貿易賬款，應收貿易賬款於報告日期之賬齡分析如下：

At 30 June 2002, the balance of trade and other receivables included trade receivables of HK$314,494,000 (2001: HK$296,259,000). The aged analysis of trade receivables at the reporting date is as follows:

		THE GROUP 本集團 2002 二零零二年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元
0－60日	0 - 60 days	**258,668**	268,997
61－90日	61 - 90 days	**31,308**	10,005
91－180日	91 - 180 days	**11,414**	14,083
>180日	> 180 days	**13,104**	3,174
		314,494	296,259

本集團維持明確之貿易客戶信貸政策。根據其借貸商譽、服務及貨品之性質、行內規範及市場情況而給予30至180日之信貸期。

The Group maintains a well-defined credit policy regarding its trade customers dependent on their credit worthiness, nature of services and products, industry practice and condition of the market with credit period ranging from 30 to 180 days.

22. 存款、銀行結存及現金 22. DEPOSITS, BANK BALANCES AND CASH

		THE GROUP 本集團		THE COMPANY 本公司	
		2002 二零零二年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元	**2002 二零零二年 HK$'000 千港元**	2001 二零零一年 HK$'000 千港元
有利息存款	Interest bearing deposits	**586,073**	551,547	**37,304**	18,627
銀行結存及現金	Bank balances and cash	**39,928**	14,205	**9,155**	4
		626,001	565,752	**46,459**	18,631

23. 應付貿易及其他賬款 23. TRADE AND OTHER PAYABLES

於二零零二年六月三十日，應付貿易及其他賬款之結餘中包括21,237,000港元（二零零一年：17,922,000港元）之應付貿易賬款，應付貿易賬款於報告日期之賬齡分析如下：

At 30 June 2002, the balance of trade and other payables included trade payables of HK$21,237,000 (2001: HK$17,922,000). The aged analysis of trade payables at the reporting date is as follows:

		THE GROUP 本集團	
		2002 二零零二年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元
0－60日	0 – 60 days	**13,934**	11,809
61－90日	61 – 90 days	**2,576**	2,484
91－180日	91 – 180 days	**3,754**	2,564
>180日	> 180 days	**973**	1,065
		21,237	17,922

24. 保養撥備 24. WARRANTY PROVISION

		THE GROUP 本集團	
		2002 二零零二年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元
年初	At beginning of the year	**1,669**	3,595
滙兑調整	Currency realignment	**217**	(241)
本年度額外撥備	Additional provision in the year	**3,588**	1,324
已動用撥備	Utilisation of provision	**(3,515)**	(3,009)
年結	At end of the year	**1,959**	1,669

保養撥備指管理層按照過往經驗及業內對有瑕疵產品之慣常做法，根據就製成品給予之12個月保養期而對本集團責任作出之最佳評估。

The warranty provision represents the management's best estimate of the Group's liability under 12 month warranties granted on manufactured products, based on prior experience and industry average for defective products.

25. 銀行借貸

25. BANK BORROWINGS

		THE GROUP 本集團		THE COMPANY 本公司	
		2002 二零零二年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元	**2002 二零零二年 HK$'000 千港元**	2001 二零零一年 HK$'000 千港元
銀行借貸包括以下各項：	Bank borrowings comprise the following:				
銀行貸款	Bank loans	**160,000**	190,000	**160,000**	160,000
銀行透支	Bank overdrafts	**135,627**	111,326	**–**	60
信託收據及進口貸款	Trust receipts and import loans	**133,735**	106,330	**–**	–
按揭貸款	Mortgage loan	**3,463**	3,584	**–**	–
		432,825	411,240	**160,000**	160,060

包括於本集團上述結餘為銀行借貸11,052,000港元（二零零一年：8,524,000港元），已由本集團以賬面淨值為8,952,000港元（二零零一年：7,932,000港元）之土地及樓宇作抵押。

Included in the Group's balance above were bank borrowings of HK$11,052,000 (2001: HK$8,524,000), which were secured by the Group's land and buildings with a net book value of HK$8,952,000 (2001: HK$7,932,000).

		THE GROUP 本集團		THE COMPANY 本公司	
		2002 二零零二年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元	**2002 二零零二年 HK$'000 千港元**	2001 二零零一年 HK$'000 千港元
按現行市場利率計息之銀行貸款之還款期如下：	Bank borrowings bear interest at prevailing market rates and are repayable as follows:				
按通知或一年內	On demand or within one year	**323,164**	248,023	**53,333**	60
一至兩年內	Between one to two years	**107,162**	53,723	**106,667**	53,333
兩至五年內	Between two to five years	**1,664**	107,997	**–**	106,667
於五年後	Over five years	**835**	1,497	**–**	–
		432,825	411,240	**160,000**	160,060
減：一年內到期並已列作流動負債之金額	Less: Amount due within one year under current liabilities	**(323,164)**	(248,023)	**(53,333)**	(60)
一年後到期之金額	Amount due after one year	**109,661**	163,217	**106,667**	160,000

26. 其他借貸 26. OTHER BORROWINGS

		THE GROUP 本集團 2002 二零零二年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元
其他借貸指大宗折扣貸款，其還款期如下：	The other borrowings represent block discounting loans and are payable as follows:		
一年內	Within one year	**11,481**	6,720
一至兩年內	Between one to two years	**9,375**	8,263
兩至五年內	Between two to five years	**8,604**	11,471
於五年後	Over five years	**595**	257
		30,055	26,711
減：一年內須償還並列作流動負債之款項	Less: Amount due within one year shown under current liabilities	**(11,481)**	(6,720)
一年後償還之款項	Amount due after one year	**18,574**	19,991

27. 融資租賃承擔 27. OBLIGATIONS UNDER FINANCE LEASES

		THE GROUP 本集團			
		Minimum lease payments 租賃最低付款額		Present value of minimum lease payments 租賃最低付款額之現時價值	
		2002 二零零二年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元	**2002 二零零二年 HK$'000 千港元**	2001 二零零一年 HK$'000 千港元
根據融資租賃於以下期間應付之金額：	Amount payable under finance leases:				
一年內	Within one year	**1,098**	1,787	**908**	1,503
一至兩年內	Between one to two years	**679**	226	**567**	176
兩至五年內	Between two to five years	**198**	120	**192**	88
		1,975	2,133	**1,667**	1,767
減：財務費用	Less: Finance charges	**(308)**	(366)	**-**	-
租賃承擔現時價值	Present value of lease obligations	**1,667**	1,767	**1,667**	1,767
減：一年內到期並列作流動負債之金額	Less: Amount due within one year shown under current liabilities			**(908)**	(1,503)
一年後到期之金額	Amount due after one year			**759**	264

27. 融資租賃承擔－續

租賃付款額乃固定且並無就或然租金款項訂立任何安排。本集團已訂立融資租賃，以購入其若干廠房、機器及電訊網絡。融資租賃年期由三年至五年不等，而實際平均借貸率為9.34厘（二零零一年：9.08厘）。利率已於訂約日期釐訂。租金乃按固定還款基準繳付，且並無就或然租金款項訂立任何安排。

27. OBLIGATIONS UNDER FINANCE LEASES - Continued

Lease payments are fixed and no arrangements have been entered into for contingent rental payments. The Group entered into finance leases to acquire certain of its plant and machinery and telecommunications networks. The term of the finance leases ranged from 3 to 5 years and the average effective borrowing rate was 9.34% (2001: 9.08%). Interest rate was fixed at the contract date. The leases were on a fixed repayment basis and no arrangement had been entered into for contingent rental payments.

28. 可換股債券

28. CONVERTIBLE BONDS

		THE GROUP AND THE COMPANY 本集團及本公司	
		2002 二零零二年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元
本年度已發行面值8,000,000美元之1.5厘可換股債券及於二零零二年六月三十日之結餘	Par value of US$8,000,000 1.5% convertible bonds issued during the year and balance at 30 June 2002	**62,386**	-

於二零零二年五月二十二日，本公司已就認購本公司所發行於二零零五年到期，本金總額多至24,000,000美元之1.5厘可換股債券（「可換股債券」）與獨立第三者（「債券持有人」）訂立協議（「認購協議」）。可換股債券之主要條款如下：

(a) 尚未償還本金額之可換股債券可按債券持有人之意願，自可換股債券發行日期至二零零二年五月十五日（可換股債券到期前一個星期）期間內任何時間，按相等於股份於緊接兑換日期前30個連續營業日之每股平均收市價之125%之價格（可予調整）（「固定兑換價」），或緊接本公司取得債券持有人之行使通知前30個連續營業日期間，債券持有人所選擇之任何五個平均收市價之94%之價格（「浮動兑換價」），全部或部分兑換為本公司每股面值0.1港元之股份，惟固定兑換價及浮動兑換價兩者均不得低於本公司股份之面值。

(b) 可換股債券乃按年利率1.5厘計息，而利息乃於每年六月及十二月每半年支付一次。

(c) 除非可換股債券已於早前贖回、兑換或購入及註銷，否則可換股債券於到期時可贖回全數本金。

On 22 May 2002, the Company entered into a subscription agreement (the "Subscription Agreement") with an independent third party (the "Bondholder") for the subscription of an aggregate principal amount of up to US$24,000,000 1.5% convertible bonds due 2005 (the "Convertible Bonds") issued by the Company. The principal terms of the Convertible Bonds are as follows:

(a) The outstanding principal amount of the Convertible Bonds may be converted at the option of the Bondholder in whole or in part into shares of HK$0.1 each in the Company at any time from date of issue of the Convertible Bonds to 15 May 2002, which is one week prior to the maturity date of the Convertible Bonds, at a price equal to either 125% of the average of the closing prices per share for the 30 consecutive business days immediately prior to the date of conversion, subject to adjustment (the "Fixed Conversion Price") or 94% of the average of any five closing price per share as selected by the Bondholder during the 30 consecutive business days immediately prior to the date on which notice of exercise of the bondholder is received by the Company (the "Floating Conversion Price"), provided that both the Fixed Conversion Price and the Floating Conversion Price shall not be less than the par value of the Company's shares.

(b) The Convertible Bonds bear interest at the rate of 1.5% per annum and interest will be payable semi-annually in arrear in June and December in each year.

(c) Unless previously redeemed, converted or purchased and cancelled, the Convertible Bonds will be redeemed at 100% of the principal amount at maturity.

28. 可換股債券－續

根據部分認購協議，本公司亦已授予債券持有人權利，以按認購價每股2.3635港元認購多至4,949,905股本公司股份。

於本年度內，本公司已發行部分本金總額達8,000,000美元之可換股債券。於結算日後，500,000美元之已發行可換股債券已按每股1.0246港元之價格兑換為本公司3,806,314股每股面值0.1港元之股份。

28. CONVERTIBLE BONDS - Continued

As part of the Subscription Agreement, the Company has also granted to the Bondholder the right to subscribe for up to 4,949,905 shares in the Company at a subscription price of HK$2.3635 per share.

During the year, the Company issued part of the Convertible Bonds with an aggregate principal amount of US$8,000,000. Subsequent to the balance sheet date, US$500,000 of the issued Convertible Bonds are converted into 3,806,314 shares of HK$0.1 each of the Company at a price of HK$1.0246 per share.

29. 遞延税項

29. DEFERRED TAXATION

		THE GROUP 本集團	
		2002 二零零二年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元
年初結餘	Balance at beginning of the year	**37**	41
本年度變動（附註9）	Movement for the year (note 9)	**3**	(4)
年結結餘	Balance at end of the year	**40**	37

年內之變動乃指因就報税而呈報之折舊免税額與財政報告內折舊支出之差額而引起之税務影響。

於結算日，遞延税項乃指因就報税而呈報之折舊免税額超逾財政報告內之折舊支出之數額所引起之税務影響。

於二零零二年六月三十日，本集團與本公司分別有未撥備之遞延税項資產淨值約為49,804,000港元（二零零一年：44,661,000港元）及7,996,000港元（二零零一年：7,526,000港元），主要有關在財政報告內扣除之超額會計折舊額與因就計算税項而扣減之折舊免税額及本公司與若干附屬公司之税項虧損兩者之時差。由於未能確定有關之利益將在可見未來變現，故並無在財政報告內確認遞延税項資產淨值。

於年內或於結算日，本公司並無任何未撥備之重大遞延税項。

The movement for the year comprises the taxation effect of the difference between depreciation allowances claimed for tax purposes and depreciation charged in the financial statements.

At the balance sheet date, deferred taxation represents the taxation effect of the excess of depreciation allowances claimed for tax purposes over depreciation charged in the financial statements.

At 30 June 2002, the Group and the Company had net unprovided tax asset of HK$49,804,000 (2001: HK$44,661,000) and HK$7,996,000 (2001: HK$7,526,000) respectively relating primarily to the timing differences of the excess of accounting depreciation charged in the financial statements over depreciation allowances claimed for tax purposes and taxation losses of the Company and certain subsidiaries. The net deferred tax asset has not been recognised in the financial statements as it is not certain that the benefit will be realised in the foreseeable future.

There was no significant unprovided deferred taxation for the Company during the year or at the balance sheet date.

30. 股本 30. SHARE CAPITAL

		Number of shares 股份數目	Amount 金額 HK$'000 千港元
每股面值0.1港元之法定股本：	**Authorised share capital of HK$0.1 each:**		
於二零零零年七月一日及二零零一年七月一日之結餘	Balance at 1 July 2000 and 1 July 2001	12,000,000,000	1,200,000
股本增加	Increase in share capital	18,000,000,000	1,800,000
於二零零二年六月三十日之結餘	**Balance at 30 June 2002**	**30,000,000,000**	**3,000,000**
每股面值0.1港元之已發行及繳足股本：	**Issued and fully paid share capital of HK$0.1 each:**		
於二零零零年七月一日之結餘	Balance at 1 July 2000	5,885,403,571	588,540
發行代息股份	Issue of shares as scrip dividends	47,975,646	4,798
行使二零零一年認股權證而發行股份	Issue of shares upon exercise of 2001 Warrants	89,640	9
於二零零一年六月三十日及二零零一年七月一日之結餘	Balance at 30 June 2001 and 1 July 2001	5,933,468,857	593,347
行使二零零一年認股權證而發行股份	Issue of shares upon exercise of 2001 Warrants	1,000,950,749	100,095
行使紅利認股權證而發行股份	Issue of shares upon exercise of Bonus Warrants	208,928	21
就紅股派發而發行股份	Issue of shares upon bonus issue	6,095,846,970	609,585
發行股份以作為購入證券投資之代價	Issue of shares as consideration to acquire an investment in securities	1,185,600,000	118,560
發行股份以代替二零零一年末期股息	Issue of shares as 2001 final scrip dividends	13,124,811	1,312
股份合併	Consolidation of shares	(13,660,032,192)	–
削減股本	Capital reduction	–	(1,366,003)
發行股份以代替二零零二年度中期股息	Issue of shares as 2002 interim scrip dividends	616,761	61
於二零零二年六月三十日之結餘	**Balance at 30 June 2002**	**569,784,884**	**56,978**

30. 股本－續

於本年度，本公司之股本有以下變動：

(a) 根據於二零零一年十二月五日通過之普通決議案，本公司已藉增設18,000,000,000股每股面值0.1港元之股份，將本公司之法定股本由1,200,000,000港元增加至3,000,000,000港元；

(b) 於本年度內，由於認股權證持有人行使本公司之二零零一年認股權證（定義見第60頁「認股權證」一節），本公司遂分別以每股0.211港元及每股0.1055港元之價格發行162,378,113股及838,572,636股每股面值0.1港元之股份；

(c) 於本年度內，由於認股權證持有人行使本公司之紅利認股權證（定義見第60頁「認股權證」一節），本公司遂分別以每股0.118港元及每股2.95港元之價格發行208,813股及115股每股面值0.1港元之股份；

(d) 根據於二零零一年十二月七日通過之普通決議案，本公司批准按股東當時每持有一股股份可獲發一股股份之基準進行本公司之紅股派發（「紅股派發」）。於二零零一年十二月十九日，合共6,095,846,970股每股面值0.1港元之紅股已發行予本公司股東；

(e) 根據本公司與獨立第三者Pinkerton Developments Limited（「Pinkerton」）於二零零一年十一月二十九日訂立之協議（「該協議」），本公司已向Pinkerton收購Cumbrian Range Limited（「Cumbrian」）190股已發行股份，佔Cumbrian於收購日期之已發行股本19%之權益。收購Cumbrian 19%權益之總代價為118,560,000港元，乃以本公司發行予Pinkerton之592,800,000股股份償付。由於紅股派發，發行予Pinkerton之股份數目已由592,800,000股增加至1,185,600,000股每股面值0.1港元之本公司股份；

30. SHARE CAPITAL - Continued

During the year, the following changes in the share capital of the Company took place:

(a) Pursuant to an ordinary resolution passed on 5 December 2001, the authorised share capital of the Company was increased from HK$1,200,000,000 to HK$3,000,000,000 by the creation of 18,000,000,000 shares of HK$0.1 each;

(b) During the year, 162,378,113 shares and 838,572,636 shares of HK$0.1 each were issued at HK$0.211 and HK$0.1055 per share respectively as a result of the exercise of the 2001 Warrants (as defined under the section headed "Warrants" on page 60) of the Company by the warrant holders;

(c) During the year, 208,813 shares and 115 shares of HK$0.1 each were issued at HK$0.118 and HK$2.95 per share respectively as a result of the exercise of the Bonus Warrants (as defined under the section headed "Warrants" on page 60) of the Company by the warrant holders;

(d) Pursuant to an ordinary resolution passed on 7 December 2001, the Company approved a bonus issue of the Company's shares on the basis of one share for every share then held by the shareholders (the "Bonus Issue"). On 19 December 2001, a total of 6,095,846,970 bonus shares of HK$0.1 each were issued to shareholders of the Company;

(e) Pursuant to an agreement (the "Agreement") dated 29 November 2001 entered into between the Company and Pinkerton Developments Limited ("Pinkerton"), an independent third party, the Company acquired from Pinkerton 190 issued shares in Cumbrian Range Limited ("Cumbrian"), representing a 19% interest in the issued share capital of Cumbrian at the date of acquisition. The total consideration for the acquisition of the 19% interest in Cumbrian was HK$118,560,000, which was satisfied by the Company's issue of 592,800,000 shares to Pinkerton. As a result of the Bonus Issue, the number of shares issued to Pinkerton was adjusted from 592,800,000 shares to 1,185,600,000 shares of HK$0.1 each in the Company;

30. 股本 – 續

(f) 於二零零二年一月，於股東選擇根據於二零零一年十二月二十四日公佈之以股代息計劃收取本公司股份以代替二零零一年度末期股息後，本公司已按每股0.1港元之價格發行13,124,811股每股面值0.1港元之股份。

於二零零二年六月，於股東選擇根據於二零零二年五月十五日公佈之以股代息計劃收取本公司股份以代替二零零二年度中期股息後，本公司已按每股1.75港元之價格發行616,761股每股面值0.1港元之股份；及

(g) 根據於二零零二年三月二十七日通過之特別決議案，本公司自二零零二年五月四日起之股本變動如下：

(i) 將本公司每25股每股面值0.1港元之已發行及未發行普通股合併為一股每股面值2.50港元之普通股（「合併股份」）。

(ii) 本公司每股已發行合併股份之面值其後已削減至0.1港元，方式為註銷每股合併股份之繳足股本2.40港元（「削減股本」）。

(iii) 削減股本後，本公司每股面值2.50港元之法定但未發行股份（包括削減股本所產生之未發行股份）已拆細為25股每股面值0.1港元之股份。

所有據此而發行之股份在各方面均與當時既有之已發行股份享有同等權益。

30. SHARE CAPITAL – Continued

(f) In January 2002, 13,124,811 shares of HK$0.1 each were issued at a price of HK$0.1 per share upon election by shareholders to receive shares in the Company in lieu of the 2001 final dividend pursuant to the scrip dividend scheme as announced on 24 December 2001.

In June 2002, 616,761 shares of HK$0.1 each were issued at a price of HK$1.75 per share upon election by shareholders to receive shares in the Company in lieu of the 2002 interim dividend pursuant to the scrip dividend scheme as announced on 15 May 2002; and

(g) Pursuant to a special resolution passed on 27 March 2002, the following changes in the share capital of the Company took place effective from 4 May 2002:

(i) every 25 issued and unissued ordinary shares of HK$0.1 each of the Company were consolidated in one ordinary share of HK$2.50 each (the "Consolidated Share").

(ii) the nominal amount of each Consolidated Share of the Company in issue was then reduced to HK$0.1 by cancelling the paid up capital to the extent of HK$2.40 on each of the Consolidated Shares (the "Capital Reduction").

(iii) the nominal amount of each of the authorised but unissued shares of HK$2.50 each of the Company following the Capital Reduction, include unissued shares arising from the Capital Reduction, be sub-divided into 25 shares of HK$0.1 each.

All shares issued rank pari passu with the then existing shares in issue in all respects.

30. 股本－續

認股權證

於二零零零年十一月二十三日，本公司公佈向其股東建議發行紅利認股權證。因此，合共1,177,080,714份附有約248,364,030港元認購權之認股權證（「二零零一年認股權證」）獲發行。每份認股權證之持有人可按初步認購價每股0.211港元（可予調整）以現金認購。在紅股派發後，認購價已調整至每股0.1055港元。該等認股權證將於二零零一年十二月二十二日失效。

根據於二零零一年十二月六日通過之普通決議案，本公司已批准向其股東派發紅利認股權證（「紅利認股權證」），基準為每5股每股面值0.10港元之股份可獲發一份紅利認股權證。因此，本公司已發行合共2,843,173,315份認股權證，當中附有可認購多至合共335,494,451股本公司股份之權利。每份認股權證均授權有關持有人以每股0.118港元之初步認購價（可予調整）認購股份。於上文(g)後所述之股份合併後，認購價已調整至2.95港元。認股權證將於二零零三年一月六日屆滿。

於本年度內，附有24,984港元認購權之紅利認股權證獲行使。

30. SHARE CAPITAL - Continued

Warrants

On 23 November 2000, the Company announced a proposed bonus issue of warrants to its shareholders. A total of 1,177,080,714 units of warrants ("2001 Warrants") with subscription rights of approximately HK$248,364,030 were issued. Each warrant entitled the holder thereof to subscribe in cash at an initial subscription price of HK$0.211 per share, subject to adjustments. Following the Bonus Issue, the subscription price was adjusted to HK$0.1055 per share. The warrants expired on 22 December 2001.

Pursuant to an ordinary resolution passed on 6 December 2001, the Company approved a bonus issue of warrants ("Bonus Warrants") to its shareholders on the basis of one unit of Bonus Warrant for every 5 shares of HK$0.10 each of the Company. A total of 2,843,173,315 units of warrants, conferring rights to subscribe up to HK$335,494,451 in aggregate for the Company's shares were therefore issued. Each warrant entitles the holder thereof to subscribe in cash at an initial subscription price of HK$0.118 per share, subject to adjustments. Following the share consolidation as set out in (g) above, the subscription price was adjusted to HK$2.95. The warrants will expire on 6 January 2003.

During the year, Bonus Warrants carrying subscription rights of HK$24,984 were exercised.

30. 股本－續

購股權計劃

根據本公司購股權計劃授出之購股權詳情如下：

30. SHARE CAPITAL - Continued

Share Option Scheme

Details of the options granted under the Company's share option scheme are as follows:

			Options shares (adjusted as a appropriate) 購股權所涉及之股份（可在適當情況下作出調整）				
Date of grant 授出日期	Exercise period 行使期	Exercise price 行使價 HK$ 港元	Outstanding at 1.7.2001 於二零零一年七月一日尚未行使	Adjustment on bonus issue# 發行紅利之調整#	Adjustment on consolidation of shares* 合併股份之調整*	Lapsed during the year 於年內失效	Outstanding at 30.6.2002 於二零零二年六月三十日尚未行使
30.4.1999 一九九九年四月三十日	30.4.1999 to 29.4.2002 一九九九年四月三十日至二零零二年四月二十九日	0.08664#	34,500,000	34,500,000	-	(69,000,000)	-
8.2.2000 二零零零年二月八日	8.2.2000 to 7.2.2003 二零零零年二月八日至二零零三年二月七日	5.82#*	65,000,000	65,000,000	(124,800,000)	-	5,200,000
			99,500,000	99,500,000	(124,800,000)	(69,000,000)	5,200,000

\# *購股權所涉及之股份數目及相應之行使價已就本公司按其股東當時每持有一股股份可獲發一股股份之基準，於二零零一年十二月十九日以紅股派發方式發行股份而作出調整。*

* *購股權所涉及之股份數目及相應之行使價已就將冠軍25股每股面值0.1港元之股份合併為1股每股面值2.50港元之股份，並於其後二零零二年五月四日將冠軍各股已發行及未發行股份之面值由每股2.50港元削減至每股0.1港元而作出調整。*

\# *The number of share options and the corresponding exercise prices have been adjusted as a result of bonus issue of the Company's shares on the basis of one share for every share then held by the shareholders of the Company on 19 December 2001.*

* *The number of share options and the corresponding exercise prices have been adjusted as a result of consolidation of 25 shares of Champion of HK$0.1 each into 1 share of HK$2.50 each and thereafter reduction of the nominal value of each of issued and unissued shares of Champion from HK$2.50 each to HK$0.1 each on 4 May 2002.*

31. 儲備 31. RESERVES

		Share premium 股份溢價 HK$'000 千港元	Dividend reserve 股息儲備 HK$'000 千港元	Capital redemption reserve 資本贖回儲備 HK$'000 千港元	General reserve 一般儲備 HK$'000 千港元	Capital reserve 資本儲備 HK$'000 千港元	Goodwill reserve 商譽儲備 HK$'000 千港元	Merger reserve 合併儲備 HK$'000 千港元	Translation reserve 換算儲備 HK$'000 千港元	Accumulated profits 累計溢利 HK$'000 千港元	Total 總額 HK$'000 千港元
本集團	THE GROUP										
於二零零零年七月一日	At 1 July 2000										
如原定列出	- as originally stated	902,693	-	50	-	-	(396,184)	8,358	2,439	1,225,503	1,742,859
－因取消對本公司宣派截至二零零零年六月三十日止年度之擬派末期股息之確認而產生之前期調整	- prior period adjustment in respect of derecognition of proposed final dividend declared by the Company for the year ended 30 June 2000	-	8,828	-	-	-	-	-	-	-	8,828
－重列	- as restated	902,693	8,828	50	-	-	(396,184)	8,358	2,439	1,225,503	1,751,687
因下列原因而發行股份所產生之溢價	Premium arising from issue of shares										
－行使購股權	- on exercise of warrants	10	-	-	-	-	-	-	-	-	10
－以股代息	- on distribution of scrip dividends	3,800	-	-	-	-	-	-	-	-	3,800
因海外業務之幣值換算所產生之匯兌差額香港	Exchange difference arising on translation of operations outside Hong Kong	-	-	-	-	-	-	-	(141)	-	(141)
將一家附屬公司之紅股撥作資本	Capitalisation for a bonus issue of shares of a subsidiary	-	-	-	-	42,198	-	-	-	(42,198)	-
本年度純利	Net profit for the year	-	-	-	-	-	-	-	-	252,579	252,579
本年度股息	Dividend for the year										
－中期股息	- interim	-	7,386	-	-	-	-	-	-	(7,386)	-
－末期股息	- Final	-	8,900	-	-	-	-	-	-	(8,900)	-
已派發股息	Dividend paid	-	(7,616)	-	-	-	-	-	-	-	(7,616)
發行代息股份	Issue of shares as scrip dividends	-	(8,598)	-	-	-	-	-	-	-	(8,598)
於二零零一年六月三十日及二零零一年七月一日	At 30 June 2001 and 1 July 2001	906,503	8,900	50	-	42,198	(396,184)	8,358	2,298	1,419,598	1,991,721
削減股本所產生之儲備（附註30(g)）	Reserve arising from Capital Reduction (note 30(g))	-	-	-	1,366,003	-	-	-	-	-	1,366,003
因下列原因而發行股份所產生之溢價	Premium arising from issue of shares										
－行使認股權證	- on exercise of warrants	22,640	-	-	-	-	-	-	-	-	22,640
－以股代息	- on distribution of scrip dividends	1,019	-	-	-	-	-	-	-	-	1,019
因海外業務之幣值換算所產生之匯兌差額	Exchange difference arising on translation of operations outside Hong Kong	-	-	-	-	-	-	-	1,723	-	1,723
將紅股撥作資本	Capitalisation for Bonus Issue	(609,585)	-	-	-	-	-	-	-	-	(609,585)
將一家附屬公司之紅股撥作資本	Capitalisation for a bonus issue of shares of a subsidiary	-	-	-	-	63,297	-	-	-	(63,297)	-
本年度純利	Net profit for the year	-	-	-	-	-	-	-	-	170,570	170,570
本年度股息	Dividend for the year										
－上年度之不足撥備	- underprovision in prior year	-	241	-	-	-	-	-	-	(241)	-
－中期股息	- interim	-	8,893	-	-	-	-	-	-	(8,893)	-
－末期股息	- Final	-	14,245	-	-	-	-	-	-	(14,245)	-
已派發股息	Dividend paid	-	(15,642)	-	-	-	-	-	-	-	(15,642)
發行代息股份	Issue of shares as scrip dividends	-	(2,392)	-	-	-	-	-	-	-	(2,392)
於二零零二年六月三十日	**At 30 June 2002**	**320,577**	**14,245**	**50**	**1,366,003**	**105,495**	**(396,184)**	**8,358**	**4,021**	**1,503,492**	**2,926,057**
由下列公司應佔：	Attributable to:										
本公司及其附屬公司	The Company and its subsidiaries	320,577	14,245	50	1,366,003	105,495	(396,184)	8,358	4,021	1,503,492	2,926,057
聯營公司	An associate	-	-	-	-	-	-	-	-	-	-
		320,577	14,245	50	1,366,003	105,495	(396,184)	8,358	4,021	1,503,492	2,926,057

31. 儲備－續

本集團之合併儲備指於一九九二年進行集團重組所產生之儲備。

本集團之資本儲備指藉將本公司一間附屬公司之累計溢利撥作資本之方式，發行該附屬公司之紅股所產生之金額。

31. RESERVES - Continued

The Group's merger reserve represents the reserve arising from the group reorganisation in 1992.

The Group's capital reserve represents the amount arising from a bonus issue of shares of a subsidiary of the Company by way of capitalising the subsidiary's accumulated profits.

		Share premium 股份溢價 HK$'000 千港元	Dividend reserve 股息儲備 HK$'000 千港元	General reserve 一般儲備 HK$'000 千港元	Capital redemption reserve 資本贖回儲備 HK$'000 千港元	Special reserve 特別儲備 HK$'000 千港元	Accumulated profits 累計溢利 HK$'000 千港元	Total 總額 HK$'000 千港元
本公司	THE COMPANY							
於二零零零年七月一日	At 1 July 2000							
－如原定列出	- as ordinary stated	902,693	-	-	50	107,947	111,000	1,121,690
－因取消就本公司宣派截至二零零零年六月三十日止年度之建議末期股息之確認而產生之前期調整	- prior period adjustment in respect of derecognition of proposed final dividend declared by the Company for the year ended 30 June 2000	-	8,828	-	-	-	-	8,828
－重列	- as restated	902,693	8,828	-	50	107,947	111,000	1,130,518
因下列原因而發行股份所產生之溢價	Premium arising from issue of shares							
－行使認股權證	- on exercise of warrants	10	-	-	-	-	-	10
－以股代息	- on distribution of scrip dividends	3,800	-	-	-	-	-	3,800
本年度純利	Net loss for the year	-	-	-	-	-	(1,879)	(1,879)
本年度股息	Dividend for the year							
－中期股息	- Interim	-	7,386	-	-	-	(7,386)	-
－末期股息	- Final	-	8,900	-	-	-	(8,900)	-
已派股息	Dividend paid	-	(7,616)	-	-	-	-	(7,616)
發行代息股份	Issue of shares as scrip dividends	-	(8,598)	-	-	-	-	(8,598)
於二零零一年六月三十日及二零零一年七月一日	At 30 June 2001 and 1 July 2001	906,503	8,900	-	50	107,947	92,835	1,116,235
削減股本所產生之儲備（附註30(g)）	Reserve arising from Capital Reduction (note 30(g))	-	-	1,366,003	-	-	-	1,366,003
因下列原因而發行股份所產生之溢價	Premium arising from issue of shares							
－行使認股權證	- on exercise of warrants	22,640	-	-	-	-	-	22,640
－以股代息	- on distribution of scrip dividends	1,019	-	-	-	-	-	1,019
將紅股撥作資本	Capitalisation for Bonus Issue	(609,585)	-	-	-	-	-	(609,585)
本年度虧損淨額	Net loss for the year	-	-	-	-	-	(3,545)	(3,545)
本年度股息	Dividend for the year							
－上年度之不足撥備	- Underprovision in prior years	-	241	-	-	-	(241)	-
－中期股息	- Interim	-	8,893	-	-	-	(8,893)	-
－末期股息	- Final	-	14,245	-	-	-	(14,245)	-
已派發股息	Dividend paid	-	(15,642)	-	-	-	-	(15,642)
發行代息股份	Issue of shares as script dividends	-	(2,392)	-	-	-	-	(2,392)
於二零零二年六月三十日	**At 30 June 2002**	**320,577**	**14,245**	**1,366,003**	**50**	**107,947**	**65,911**	**1,874,733**

本公司之特別儲備乃指於本公司收購Champion (Cook Islands) Limited及KTT (Cook Islands) Limited之股份當日，該等公司之基本資產賬面淨值與就此項收購而發行之本公司股份面值兩者間之差額。

The Company's special reserve represents the difference between the book values of the underlying net assets of Champion (Cook Islands) Limited and KTT (Cook Islands) Limited at the date on which the shares of these companies were acquired by the Company, and the nominal amount of the Company's shares issued for the acquisition.

32. 除稅前溢利與經營業務所得之現金淨額對賬表

32. RECONCILIATION OF PROFIT BEFORE TAXATION TO NET CASH INFLOW FROM OPERATING ACTIVITIES

		2002 二零零二年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元
除稅前溢利	Profit before taxation	**198,260**	296,272
物業、廠房及設備折舊	Depreciation of property, plant and equipment	**85,971**	129,277
攤銷電訊項目之投資	Amortisation of investments in telecommunications projects	**103,411**	58,345
攤銷系統及網絡	Amortisation of systems and networks	**39,520**	1,290
攤銷電子商貿項目之投資	Amortisation of investments in e-commerce projects	**170,778**	112,570
按金撇銷	Deposits written off	**9**	–
就證券投資所確認之減值虧損	Impairment loss recognised for investments in securities	**3,887**	–
其他應收賬款之撥備	Allowance for other receivables	**1,051**	–
出售物業、廠房及設備之虧損	Loss on disposal of property, plant and equipment	**185**	399
為電訊項目所支付之按金、電訊項目之權益撇銷及系統及網絡撇銷作出之撥備	Allowance for deposits paid in connection with telecommunications projects, interest in telecommunications projects written off, and systems and networks written off	**2,379**	77
銀行及其他借貸之利息	Interest on bank and other borrowings	**28,277**	37,189
融資租賃之財務費用	Finance charges on finance leases	**324**	423
可換股債券之發行成本	Issue costs of convertible bonds	**2,470**	–
貸款安排費用	Loan arrangement fee	**–**	3,200
利息收入	Interest income	**(13,108)**	(19,946)
出售部份電子商貿項目權益之收益	Gain on disposal of interest in e-commerce projects	**(26,213)**	(4,669)
證券投資之股息收入	Dividend income from investments in securities	**(1,346)**	(1,160)
滙率變動對公司間之結餘構成之影響	Effect of foreign exchange rate changes on inter-company balances	**1,192**	2,332
存貨減少（增加）	Decrease (increase) in inventories	**10,844**	(650)
應收貿易及其他賬款（增加）減少	(Increase) decrease in trade and other receivables	**(74,847)**	49,832
應付貿易及其他賬款減少	Decrease in trade and other payables	**(41,760)**	(260,405)
保養撥備增加（減少）	Increase (decrease) in warranty provision	**73**	(1,680)
客戶按金增加（減少）	Increase (decrease) in customers' deposits	**20,174**	(12,177)
經營業務所得之現金淨額	Net cash inflow from operating activities	**511,531**	390,519

33. 年內融資變動分析

33. ANALYSIS OF CHANGES OF FINANCING DURING THE YEAR

		Share capital including premium 股本(包括溢價) HK$'000 千港元	Trust receipts and import loans 信託收據及進口貸款 HK$'000 千港元	Bank loans 銀行貸款 HK$'000 千港元	Mortgage loan 按揭貸款 HK$'000 千港元	Other borrowings 其他借貸 HK$'000 千港元	Obligations under finance lease 融資租賃承擔 HK$'000 千港元	Convertible bonds 可換股債券 HK$'000 千港元
於二零零零年七月一日	At 1 July 2000	1,491,233	73,697	230,000	4,173	30,100	3,523	-
匯兌調整	Currency realignment	-	-	-	(266)	(2,064)	(242)	-
行使認股權證發行股份所得款項	Proceeds from issue of shares on exercise of warrants	19	-	-	-	-	-	-
發行股份以代替股息	Issue of shares as scrip dividends	8,598	-	-	-	-	-	-
本年度所得現金淨額	Net cash inflow during the year	-	32,633	-	-	-	-	-
新籌措之貸款	New loans raised	-	-	-	-	19,765	-	-
本年度還款	Repayments during the year	-	-	(40,000)	(323)	(21,090)	(1,514)	-
於二零零一年六月三十日及二零零一年七月一日	At 30 June 2001 and 1 July 2001	1,499,850	106,330	190,000	3,584	26,711	1,767	-
匯兌調整	Currency realignment	-	-	-	300	2,237	147	-
就購入證券投資發行股份	Issue of shares for the acquisition of an investment in securities	118,560	-	-	-	-	-	-
削減股本所產生之儲備	Reserve arising from Capital Reduction	(1,366,003)	-	-	-	-	-	-
行使認股權證發行股份所得款項	Proceeds from issue of shares on exercise of warrants	122,756	-	-	-	-	-	-
發行可換股債券所收取之現金	Cash receipt from issue of convertible bonds	-	-	-	-	-	-	59,916
發行可換股債券成本	Issue costs of convertible bonds	-	-	-	-	-	-	2,470
發行股份以代替股息	Issue of shares as scrip dividends	2,392	-	-	-	-	-	-
本年度所得現金淨額	Net cash inflow during the year	-	27,405	-	-	-	-	-
新籌措之貸款	New loans raised	-	-	-	-	9,922	-	-
不涉及現金之其他變動(附註34b)	Other movement not involving cash (note 34b)	-	-	-	-	-	2,168	-
本年度還款	Repayments during the year	-	-	(30,000)	(421)	(8,815)	(2,415)	-
於二零零二年六月三十日	**At 30 June 2002**	**377,555**	**133,735**	**160,000**	**3,463**	**30,055**	**1,667**	**62,386**

34. 主要非現金交易

(a) 於本年度內，本公司已以代價118,560,000港元收購Cumbrian已發行股本19%之權益，有關代價乃以本公司按每股0.1港元之價格發行1,185,600,000股每股面值0.1港元之股份償付。

(b) 於本年度內，本集團就若干於訂約時資本總值約為2,168,000港元之資產訂立融資租賃安排。

34. MAJOR NON-CASH TRANSACTIONS

(a) During the year, the Company acquired a 19% interest in the issued share capital of Cumbrian at a consideration of HK$118,560,000 which was satisfied by the issue of 1,185,600,000 shares of HK$0.1 each in the Company at HK$0.1 per share.

(b) During the year, the Group entered into finance lease arrangements in respect of assets with a total capital value of approximately HK$2,168,000 at the inception of the leases.

35. 現金及現金等額之結餘分析 35. ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS

		2002 二零零二年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元
存款、銀行結存及現金	Deposits, bank balances and cash	**626,001**	565,752
銀行透支	Bank overdrafts	**(135,627)**	(111,326)
		490,374	454,426

36. 或然負債 36. CONTINGENT LIABILITIES

		THE COMPANY 本公司	
		2002 二零零二年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元
為附屬公司獲批之信貸融資而向銀行作出之擔保	Guarantees given to banks in respect of credit facilities granted to subsidiaries	**175,800**	175,800

本集團於結算日概無任何重大或然負債。

The Group did not have any significant contingent liabilities at the balance sheet date.

37. 資本承擔 37. CAPITAL COMMITMENTS

		THE GROUP 本集團	
		2002 二零零二年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元
投資之資本開支：	Capital expenditure in respect of investments:		
已訂合約但未在財政報告中撥備	Contracted for but not provided in the financial statements	**–**	23,250
已授權但未訂合約	Authorised but not contracted for	**–**	–
		–	23,250
物業、廠房及設備之資本開支：	Capital expenditure in respect of property, plant and equipment:		
已訂合約但未在財政報告中撥備	Contracted for but not provided in the financial statements	**44,140**	816
已授權但未訂合約	Authorised but not contracted for	**113,822**	26,178
		157,962	26,994
		157,962	50,244

本公司於結算日概無任何資本承擔。

The Company did not have any capital commitments at the balance sheet date.

38. 經營租賃承擔

本集團作承租人

於結算日，本集團多項有關租用物業與機器及設備之不可註銷經營租賃日後應付之租賃最低付款額之到期情況如下：

38. OPERATING LEASE ARRANGEMENTS

The Group as leasee

At the balance sheet date, the Group had future minimum lease payments payable under non-cancellable operating leases in respect of rented premises and machinery and equipment which fall due as follows:

THE GROUP 本集團

		2002 二零零二年 Land and buildings 土地及樓宇 HK$'000 千港元	2002 二零零二年 Machinery and equipment 機器及設備 HK$'000 千港元	2001 二零零一年 Land and buildings 土地及樓宇 HK$'000 千港元	2001 二零零一年 Machinery and equipment 機器及設備 HK$'000 千港元
經營租賃屆滿：	Operating leases which expire:				
一年內	Within one year	**2,735**	**2,980**	3,823	3,576
兩至五年內（首尾兩年包括在內）	In the second to fifth years inclusive	**3,104**	**5,796**	3,462	4,112
		5,839	**8,776**	7,285	7,688

經協商後之平均租賃年期為一至四年，而租金乃按一至四年之平均年期釐訂。

Leases are negotiated for an average term of one to four years and rentals are fixed for an average term of one to four years.

於結算日，本公司多項有關租用物業之不可註銷經營租賃日後應付之租賃最低付款額之到期情況如下：

At the balance sheet date, the Company had future minimum lease payments payable under non-cancellable operating leases in respect of rented premises which fall due as follows:

THE COMPANY 本公司

		2002 二零零二年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元
經營租賃屆滿：	Operating leases which expire:		
一年內	Within one year	**552**	828
兩至五年內（首尾兩年包括在內）	In the second to fifth years inclusive	**–**	552
		552	1,380

38. 經營租賃承擔－續 / 38. OPERATING LEASE ARRANGEMENTS - Continued

本集團作為出租人

於結算日，本集團就廠房及機器及電訊網絡與租戶訂立之合約之到期情況如下：

The Group as lessor

At the balance sheet date, the Group had contracted with tenants in respect of plant and machinery and telecommunications networks which fall due as follows:

		2002 二零零二年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元
於一年內	Within one year	**5,439**	2,590
兩至五年內（首尾兩年包括在內）	In the second to fifth years inclusive	**11,583**	6,475
於五年後	After five years	**17,022**	9,065

39. 聯繫人士交易 / 39. RELATED PARTY TRANSACTIONS

年內，本公司及各附屬公司（除了本公司擁有57%權益之看通集團有限公司及其附屬公司（「看通集團」），以及本公司擁有78%權益之數碼香港及其附屬公司（「數碼香港集團」）以外）曾與看通集團及數碼香港集團進行下列交易：

During the year, the Company and its subsidiaries other than Kantone Holdings Limited, a 57% owned subsidiary of the Company, and its subsidiaries (the "Kantone Group"), and DIGITALHONGKONG.COM, a 78% owned subsidiary of the Company, and its subsidiaries (the "DIGITALHK Group") had the following transactions with the Kantone Group and the DIGITALHK Group:

		2002 二零零二年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元
與看通集團進行之交易類別	**Nature of transactions with the Kantone Group**		
收取有關使用辦公室及其設備及管理服務之費用	Fees received for the provision of office premises and facilities, and management services	**1,200**	1,200
銷售電訊器材	Sales of telecommunications equipment	**214**	–
購入傳呼機及器材	Purchases of pagers and equipment	**128**	1,369
收取使用有關互聯網服務之服務費	Service fees received for the provision of internet related services	**–**	5

39. 聯繫人士交易－續

此等交易由本集團與各有聯繫公司洽商後進行。購買價按成本加利潤之基準釐定。有關使用辦公室及其設備及管理服務所收取之費用乃根據於一九九六年十二月二十日訂立之管理協議之規定支付。使用有關互聯網服務所收取之服務費與跟非聯繫人士訂立交易所適用之條款相同。

39. RELATED PARTY TRANSACTIONS - Continued

These transactions were carried out after negotiation between the Group and respective related companies. The purchases were determined on a cost plus basis. The fees received for the provisions of office premises and facilities, and management services were in accordance with the management agreement dated 20 December 1996. The service fees received for the provision of internet related services were charged on terms similar to those applicable to transactions with unrelated parties.

		2002 二零零二年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元
與數碼香港集團進行之交易類別	**Nature of transactions with the DIGITALHK Group**		
已付登記費、年費及技術費	Registration fee, annual fee and technical fee paid	**6,687**	3,921
已收行政費	Administration fees received	**3,000**	3,000

已付服務費乃由本公司董事參照可比較之市價而釐定，而每月行政費250,000港元乃根據本公司與數碼香港訂立之管理協議而收取。

The service fees paid were charged with reference to comparable market prices as determined by the directors of the Company while the administration fees were charged at a monthly fee of HK$250,000 pursuant to a management agreement entered into between the Company and DIGITALHONGKONG.COM.

40. 主要附屬公司

於二零零二年六月三十日，本公司各主要附屬公司之詳情如下：

40. PRINCIPAL SUBSIDIARIES

Details of the Company's principal subsidiaries at 30 June 2002 are as follows:

Name of company 公司名稱	**Place of incorporation/ operations 註冊成立／經營地點**	**Nominal value of issued share capital 已發行股本面值**	**Attributable equity interest to the Group 本集團應佔之股本權益**	**Principal activities 主要業務**
100BESTSHOP.COM Limited	Hong Kong 香港	Ordinary – HK$2 普通股－2港元	100%	Provision of services and software licensing 提供服務及軟件特許權
Aerostar Services Limited	British Virgin Islands 英屬維爾京群島	Ordinary – US$1 普通股－1美元	100%	Provision of treasury services 提供財政服務
Allum Resources Limited	British Virgin Islands/ Macau and People's Republic of China ("PRC") 英屬維爾京群島／澳門及中華人民共和國（「中國」）	Ordinary – US$1 普通股－1美元	57%	Sales of general system products 銷售一般系統產品
Champion China Telecommunications Limited* 冠軍中國通信有限公司*	British Virgin Islands/ Macau and PRC 英屬維爾京群島／澳門及中國	Ordinary – US$1 普通股－1美元	100%	Investment in telecommunications networks 投資電訊網絡

40. 主要附屬公司－續 40. PRINCIPAL SUBSIDIARIES – Continued

Name of company 公司名稱	Place of incorporation/ operations 註冊成立／經營地點	Nominal value of issued share capital 已發行股本面值	Attributable equity interest to the Group 本集團應佔之股本權益	Principal activities 主要業務
Champion (Cook Islands) Limited*	Cook Islands 庫克群島	Ordinary – HK$1 普通股－1港元	100%	Investment holding 投資控股
Champion Consortium Limited	British Virgin Islands/ PRC 英屬維爾京群島／中國	Ordinary – US$1 普通股－1美元	100%	Strategic investment 策略性投資
Champion Fax Machine Investments Limited	British Virgin Islands/ PRC 英屬維爾京群島／中國	Ordinary – US$1 普通股－1美元	100%	Investment holding 投資控股
Champion International Investments Limited	British Virgin Islands/ PRC 英屬維爾京群島／中國	Ordinary – US$50,000 普通股－50,000美元	100%	Investment in telecommunications networks 投資電訊網絡
Champion Luck International Limited 駿樂國際有限公司	Hong Kong 香港	Ordinary – HK$2 普通股－2港元	100%	Property investment 物業投資
Champion Million Industries Limited 祥萬寶業有限公司	Hong Kong 香港	Ordinary – HK$2 普通股－2港元	100%	Property investment 物業投資
Champion Pacific Investment Limited 駿沛投資有限公司	Hong Kong 香港	Ordinary – HK$2 普通股－2港元	100%	Property investment 物業投資
Champion Technology Limited 冠軍科技有限公司	Hong Kong 香港	Ordinary – HK$1,000 Deferred – HK$1,000,000 普通股－1,000港元 遞延股－1,000,000港元	100%	Sales of general systems products and provision of services and software licensing 銷售一般系統產品及提供服務及軟件特許權
Champion Telecommunications (B.V.I.) Limited	British Virgin Islands 英屬維爾京群島	Ordinary – US$100 Deferred – US$1,000 普通股－100美元 遞延股－1,000美元	100%	Investment in telecommunications networks and e-commerce projects 投資電訊網絡及電子商貿項目
Champion Telephone Limited 冠軍電話有限公司	Hong Kong 香港	Ordinary – HK$2 普通股－2港元	100%	Investment in telecommunications networks 投資電訊網絡

40. 主要附屬公司－續 40. PRINCIPAL SUBSIDIARIES – Continued

Name of company 公司名稱	Place of incorporation/ operations 註冊成立／經營地點	Nominal value of issued share capital 已發行股本面值	Attributable equity interest to the Group 本集團應佔之股本權益	Principal activities 主要業務
Champnet Limited 冠軍網絡有限公司	Hong Kong 香港	Ordinary – HK$2 普通股 – 2港元	100%	Provision of services and software licensing 提供服務及軟件特許權
Chief Champion Limited 千全有限公司	Hong Kong 香港	Ordinary – HK$1,000 Deferred –HK$10,000 普通股 – 1,000港元 遞延股 – 10,000港元	100%	Property investment 物業投資
Chinese Paging Company Limited 中文傳呼有限公司	Hong Kong 香港	Ordinary – HK$1,000 Deferred – HK$2,000,000 普通股 – 1,000港元 遞延股 – 2,000,000港元	100%	Sales of general system products and provision of services and software licensing 銷售一般系統產品及提供服務及軟件特許權
Chinese Science & Technology Limited 中文科技有限公司	Hong Kong 香港	Ordinary – HK$2 普通股 – 2港元	100%	Provision of services and software licensing 提供服務及軟件特許權
Cyber Solutions Inc.	Samoa 薩摩亞群島	Ordinary – US$1 普通股 – 1美元	100%	Provision of services and software licensing 提供服務及軟件特許權
DIGITALHONGKONG. COM INC.	British Virgin Islands 英屬維爾京群島	Ordinary – US$1 普通股 – 1美元	78%	Provision an e-Commerce platform for payment process for global business 為全球公司提供電子商貿付款程序平台
DIGITALHONGKONG. COM* 數碼香港*	Cayman Islands 開曼群島	Ordinary – HK$15,000,000 普通股 – 15,000,000港元	78%	Investment holding 投資控股
Digital Commerce Limited	Hong Kong 香港	Ordinary – HK$2 普通股 – 2港元	78%	Development of e-Commerce platform and evaluation of e-Commerce opportunities 開發電子商貿平台及評估電子商貿商機
Digital Hong Kong Limited 數碼香港國際有限公司	Hong Kong 香港	Ordinary – HK$2 普通股 – 2港元	78%	Provision of an e-Commerce platform for payment process for retail customers and e-malls based in Hong Kong 為香港之零售客戶及電子商場提供電子商貿平台

40. 主要附屬公司－續 40. PRINCIPAL SUBSIDIARIES – Continued

Name of company 公司名稱	Place of incorporation/ operations 註冊成立／經營地點	Nominal value of issued share capital 已發行股本面值	Attributable equity interest to the Group 本集團應佔之股本權益	Principal activities 主要業務
ESP International Group Limited ESP國際信息集團有限公司	Hong Kong 香港	Ordinary – HK$2 普通股－2港元	100%	Advertising and recruitment agency 廣告及招聘代理公司
Happy Union Development Limited 禧聯發展有限公司	Hong Kong 香港	Ordinary – HK$2 普通股－2港元	100%	Property investment 物業投資
Harilela Kantone Telecommunications Limited	Hong Kong 香港	Ordinary – HK$10,000 普通股－10,000港元	55%	Investment in telecommunications networks 投資電訊網絡
High Win Limited	British Virgin Islands 英屬維爾京群島	Ordinary – US$1 普通股－1美元	100%	Investment holding 投資控股
Hong Kong IT Alliance Limited 香港資訊科技聯盟有限公司	Hong Kong 香港	Ordinary – HK$2 普通股－2港元	100%	Provision of services and software licensing 提供服務及軟件特許權
Hydro-Cable Limited	British Virgin Islands 英屬維爾京群島	Ordinary – US$1 普通股－1美元	100%	Investment holding 投資控股
Internet Vehicles Limited 互聯網汽車有限公司	Hong Kong 香港	Ordinary – HK$2 普通股－2港元	100%	Provision of services and software licensing 提供服務及軟件特許權
Kannet Limited 看通網絡有限公司	Hong Kong 香港	Ordinary – HK$2 普通股－2港元	100%	Provision of services and software licensing 提供服務及軟件特許權
Kantel Limited 港通電訊電話有限公司	Hong Kong 香港	Ordinary – HK$2 普通股－2港元	100%	Investment in telecommunications networks 投資電訊網絡
Kantone Asia Limited	British Virgin Islands/ PRC and Macau 英屬維爾京群島／中國及澳門	Ordinary – US$1 普通股－1美元	57%	Trading and distribution of telecommunications equipment and general systems products 買賣及分銷電訊器材及一般系統產品
Kantone Holdings Limited* 看通集團有限公司*	Cayman Islands 開曼群島	Ordinary – HK$222,096,175 普通股－222,096,175港元	57%	Investment holding 投資控股
Kantone Paging Company Limited 看通中文傳呼有限公司	Hong Kong 香港	Ordinary – HK$1,000 Deferred – HK$2,000,000 普通股－1,000港元 遞延股－2,000,000港元	100%	Provision of services and software licensing 提供服務及軟件特許權

40. 主要附屬公司 – 續 40. PRINCIPAL SUBSIDIARIES – Continued

Name of company 公司名稱	Place of incorporation/ operations 註冊成立／經營地點	Nominal value of issued share capital 已發行股本面值	Attributable equity interest to the Group 本集團應佔之股本權益	Principal activities 主要業務
Kantone (UK) Limited	United Kingdom 英國	Ordinary – £5,500,000 普通股 – 5,500,000英鎊	57%	Investment holding 投資控股
Kontone Development Limited 港通發展有限公司	Hong Kong 香港	Ordinary – HK$2 普通股 – 2港元	57%	Provision of administrative services 提供行政服務
Kontone International Limited 港通國際有限公司	Hong Kong 香港	Ordinary – HK$2 普通股 – 2港元	100%	Investment holding 投資控股
KTT (Cook Islands) Limited*	Cook Islands 庫克群島	Ordinary – HK$10,000 普通股 – 10,000港元	100%	Investment holding 投資控股
Linkit Industries Limited	British Virgin Islands 英屬維爾京群島	Ordinary – US$1 普通股 – 1美元	100%	Investment holding 投資控股
Lucky Success Development Limited 運成發展有限公司	Hong Kong 香港	Ordinary – HK$2 普通股 – 2港元	100%	Property investment 物業投資
Lucky Tone Investments Limited 祥通投資有限公司	Hong Kong 香港	Ordinary – HK$2 普通股 – 2港元	100%	Property investment 物業投資
M.C. Holdings Limited	Cayman Islands 開曼群島	Ordinary – £5,500,002 普通股 – 5,500,002英鎊	57%	Investment holding 投資控股
Multitone Electronics PLC	United Kingdom 英國	Ordinary – £3,830,107 普通股 – 3,830,107英鎊	57%	Investment holding, design and manufacture of paging and telecommunications system and equipment 投資控股、設計及生產傳呼及電訊系統及器材
Multitone Electronics Sdn. Bhd.	Malaysia 馬來西亞	Ordinary – MR285,000 普通股 – 285,000馬來西亞元	57%	Manufacture of paging equipment 生產傳呼器材
Multiton Elektronik GmbH	Germany 德國	Ordinary – DM2,000,000 普通股 – 2,000,000馬克	57%	Manufacture of paging equipment 生產傳呼器材
Multiton Elektronik GmbH	Austria 奧地利	Ordinary – ATS500,000 普通股 – 500,000先令	57%	Distribution of paging equipment 分銷傳呼器材

40. 主要附屬公司－續 40. PRINCIPAL SUBSIDIARIES – Continued

Name of company 公司名稱	Place of incorporation/ operations 註冊成立／經營地點	Nominal value of issued share capital 已發行股本面值	Attributable equity interest to the Group 本集團應佔之股本權益	Principal activities 主要業務
Multitone Rentals Limited	United Kingdom 英國	Ordinary – £100 普通股 – 100英鎊	57%	Leasing of system products 系統產品租賃
New Telecomm Company Limited 新系電訊有限公司	Hong Kong 香港	Ordinary – HK$6,000,000 普通股 – 6,000,000港元	100%	Provision of services and software licensing 提供服務及軟件特許權
Parsons Industrial Corporation	British Virgin Islands/ Macau 英屬維爾京群島／澳門	Ordinary – US$1 普通股 – 1美元	57%	Trading and development of systems products and provision of services and software licensing 買賣及開發系統產品及提供服務及軟件特許權
PC2A.COM Limited	Hong Kong 香港	Ordinary – HK$2 普通股 – 2港元	100%	Provision of services and software licensing 提供服務及軟件特許權
QQKK.COM Limited	Hong Kong 香港	Ordinary – HK$2 普通股 – 2港元	100%	Provision of services and software licensing 提供服務及軟件特許權
Regionport Limited	British Virgin Islands/ Macau 英屬維爾京群島／澳門	Ordinary – US$1 普通股 – 1美元	57%	Provision of treasury services 提供財政服務
Very Happy International Limited 大樂國際有限公司	Hong Kong 香港	Ordinary – HK$2 普通股 – 2港元	100%	Property investment 物業投資
Y28.COM Inc.	British Virgin Islands 英屬維爾京群島	Ordinary – US$1 普通股 – 1美元	100%	Provision of services and software licensing 提供服務及軟件特許權
Y28.COM Limited 威易發有限公司	Hong Kong 香港	Ordinary – HK$2 普通股 – 2港元	100%	Provision of services and software licensing 提供服務及軟件特許權
Y28.Innovations (formerly known as Y28.COM)* （前稱Y28.COM）*	Cayman Islands 開曼群島	Ordinary – HK$0.1 普通股 – 0.1港元	100%	Provision of services and software licensing 提供服務及軟件特許權
Zonal Care Incorporated	British Virgin Islands/ Macau 英屬維爾京群島／澳門	Ordinary – US$1 普通股 – 1美元	57%	Investments in e-commerce projects 投資電子商貿項目

* *由本公司直接持有*

* *Directly held by the Company*

40. 主要附屬公司 – 續

由本集團持有之上述各附屬公司之遞延股均賦予持有人權利：

(a) 倘該等公司於其任何一個財政年度之純利超逾100,000,000,000港元時，向該等公司收取按年息5厘計算之定額非累積股息；及

(b) 於公司清盤時，待本公司之普通股持有人於該清盤中獲分派總額100,000,000,000港元後，自本公司之剩餘資產中獲退還彼等就所持之遞延股份而繳付之股本。

上表所列之本公司附屬公司乃董事會認為能夠反映大部分本集團本年度業績或佔有本集團淨資產重大部分之附屬公司。董事會認為，倘將其他附屬公司之詳情一併列出，則會令資料過於冗長。

各附屬公司於二零零二年六月三十日或年內任何時間均無任何借貸資本。

40. PRINCIPAL SUBSIDIARIES – Continued

The deferred shares, which are held by the Group, of each of the above-mentioned subsidiaries entitled the holders thereof to:

(a) a fixed non-cumulative dividend at the rate of 5% per annum for any financial year of the company in question in respect of which the net profits of such company exceed HK$100,000,000,000; and

(b) on a winding-up, a return of the capital paid up on such shares out of the surplus assets of the company in question after a total sum of HK$100,000,000,000 has been distributed in such winding up in respect of each of the ordinary shares of such company.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results of the year or constituted a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

None of the subsidiaries had any debt securities subsisting at 30 June 2002 or at any time during the year.

Financial Summary
財務摘要

業績 RESULTS

		Year ended 30 June 截至六月三十日止年度				
		1998 一九九八年 HK$'000 千港元	1999 一九九九年 HK$'000 千港元	2000 二零零零年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元	**2002 二零零二年 HK$'000 千港元**
營業額	TURNOVER	1,276,561	1,393,682	1,457,181	1,510,779	**1,633,388**
除稅前日常業務溢利	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION					
未計其他經營項目之持續經營業務	Continuing operations excluding other operating items	292,972	303,533	436,035	296,272	**205,313**
其他經營項目	Other operating items	(88,005)	(91,532)	(83,307)	–	**(7,053)**
		204,967	212,001	352,728	296,272	**198,260**
稅項	TAXATION	(140)	(1,215)	(3,013)	(584)	**(427)**
未計少數股東權益之溢利	PROFIT BEFORE MINORITY INTERESTS	204,827	210,786	349,715	295,688	**197,833**
少數股東權益	MINORITY INTERESTS	(24,627)	(25,234)	(45,860)	(43,109)	**(27,263)**
本年度純利	NET PROFIT FOR THE YEAR	180,200	185,552	303,855	252,579	**170,570**
股息	DIVIDENDS	8,338	13,868	25,389	16,286	**14,245**

資產及負債 ASSETS AND LIABILITIES

		At 30 June 於六月三十日				
		1998 一九九八年 HK$'000 千港元 (重列) (restated)	1999 一九九九年 HK$'000 千港元 (重列) (restated)	2000 二零零零年 HK$'000 千港元 (重列) (restated)	2001 二零零一年 HK$'000 千港元 (重列) (restated)	**2002 二零零二年 HK$'000 千港元**
資產總值	TOTAL ASSETS	2,285,355	2,707,071	3,420,308	3,444,962	**3,941,869**
負債總額及少數股東權益	TOTAL LIABILITIES AND MINORITY INTERESTS	667,181	707,079	1,080,081	859,894	**958,834**
股東資金	SHAREHOLDERS' FUNDS	1,618,174	1,999,992	2,340,227	2,585,068	**2,983,035**

過往年度之比較數字已根據本集團採納之全新及經修訂會計政策而予以重列，以達致一致之呈報方式。

Comparative figures for prior years have been restated in accordance with the new and revised accounting policies adopted by the Group in order to achieve a consistent presentation.

執行董事
簡文樂（主席）
簡堅良（行政總裁）
黎日光

獨立非執行董事
Francis Gilbert KNIGHT
張美霞
苗禮
梁雄健教授 #
葉培大教授 #
Frank BLEACKLEY#

公司秘書
張美霞

註冊辦事處
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

主要辦事處
香港柴灣
寧富街1號
看通中心頂樓

企業辦事處
香港中環
交易廣場1期1702室

主要往來銀行
中國銀行（香港）
花旗銀行
道亨銀行
米特蘭銀行
渣打銀行
香港上海滙豐銀行
三井住友銀行
UFJ Bank Ltd

核數師
德勤•關黃陳方會計師行
香港中環
干諾道中111號
永安中心26樓

主要股份過戶登記處
Butterfield Fund Services (Bermuda) Limited
65 Front Street
Hamilton
Bermuda

股份過戶登記處香港分處
秘書商業服務有限公司
香港中環
干諾道中111號
永安中心5樓

預託證券託管銀行
花旗銀行
美國預託證券
111 Wall Street, 5th Floor
New York, NY 10043
U.S.A.

企業網址
http://www.championtechnology.com

股票編號
0092

查詢或索取資料
冠軍科技集團有限公司
投資關係部
香港
柴灣
寧富街1號
看通中心

電子郵件: ir@championtechnology.com

\# 於二零零一年十一月三十日獲委任為董事

致各位股東：

從事資信科技業三十年以來，去年是本人所經歷最具挑戰性的一年。業界於短短數年間出現翻天覆地的變化。在一九九八至一九九九年期間，幾乎任何電信或互聯網企業均被追捧；而創業基金之投資項目亦飆升至前所未見之高位，股票市場也瘋狂向上。

今天，市況掉頭逆轉。在起伏不定之電信界，我們看到多家企業破產；而早前在熱潮中新成立之互聯網企業，今天因資金供應不足而結業者，更是數不勝數。

透過全球化及數碼化保持動力

目前之現象實乃前數年過度膨脹之後果。然而，這不能否定科技乃促進生產及增長之關鍵；而互聯網及無線電通信亦能改善生活質素。因此，世界各地之消費者及企業均順理成章地逐漸增加使用該等科技設施。

此乃我們多年來皆以投資於無線電項目及開發有關科技為優先業務之因由。同時，我們早於多年前已認定全球化為未來之趨勢。為此，集團於一九九零年代初期之重要部署之一，乃收購一家在無線電科技方面扮演先鋒角色的歐洲企業，以及與領先科技夥伴開展不同之策略性投資項目，涉獵區域遍及俄羅斯、印度以至南美。今天，集團之業務得以遍佈全球，我們深感欣喜。

審慎財務策略

經濟大氣候不穩，以及不同之國際金融風波，實非我們所能控制；可喜的是，冠軍科技每次均能從容跨越。雖然我們或多或少也承受損失，然而卻無損集團之鞏固實力；每次當雨過天晴以後，我們不但屹立不倒，而且站得更穩固更強頑。集團一向採取審慎保守之財務策略，並時刻以保持穩健平衡之資產及負債狀況，以及控制謹慎恰當之貸款額為首要任務。此有助集團避過難以預料之金融市場不穩定及其所帶來之衝擊，以及令集團不隨便參與非核心強項業務。

(續)

管理層討論及分析

業績穩定 建議派發較高股息

集團自一九九二年上市以來,年年無間地持續保持盈利,本人對此感到十分欣喜。回顧期內,雖然全球營商環境困難,但冠軍科技於二零零二年度仍能錄得盈利1億7千1百萬港元;營業額亦上升8%至16億3千3百萬港元。集團之資產及負債狀況穩健,本年度未計入利息、稅項、折舊及攤銷之盈利(EBITDA)為6億2千9百萬港元。

集團自從於十年前上市以來,一直保持穩定業績,並能維持每年向股東派發股息。因此,董事會有信心並建議在即將舉行之股東周年大會中提出派發較高股息之議案,從而回饋股東。以目前所建議的末期股息每股2.5港仙計算,全年派發之股息預計達2千3百萬港元,較去年上升43%。我們期望將來也可繼續保持派發較高之股息。

二零零三年之焦點

以地區分佈而言,中國仍是集團最大之市場。集團於八十年代末至九十年代初期經已打入中國市場,此有助我們在全球最大之經濟體系打穩基礎。集團的業務焦點繼續放在資信科技及無線電範疇,並以下列四大區域為市場重點:珠江三角洲、西部地區、長江流域地區及北京;現今,集團已在上述地區設立據點。

中國加入世界貿易組織以及北京舉辦二零零八年奧運會,均令國內之通信需求增加;有鑑於此,集團將繼續提升產品及服務組合,藉以為中國之特定產品市場提供最佳解決方案。我們將與供應商及科技夥伴進行更緊密合作,從而以更低之擁有權總成本為客戶提供更優質更方便之系統。

董事會主席
簡文樂
二零零二年十月二十五日

回顧期內,全球經濟及投資氣候續具挑戰性,而持續之不明朗及令人關注之戰事爭拗等,對客戶之採購預算亦帶來影響。在此情況下,集團進一步嚴格控制成本及信貸;同時亦集中開發嶄新產品及加強服務組合,藉以保持邊際利潤。集團因而能夠在市場逆境之形勢下,再次達致盈利。

業務回顧

回顧期內,集團繼續加強配套服務,積極找尋新方法融合現今在硬件、系統及軟件方面之各種各樣創新科技,為客戶帶來額外價值。同時,集團亦進行各種企業部署,藉以加強產品組合及科技基礎,並以通信保安及高增值系統為焦點。紐約去年九月之恐怖襲擊令海內外公營機構及私人企業,均對擁有更強保安及更高防禦質素之無線電系統之需求驟增。集團於期內之主要業務發展撮要如下:

指揮及控制通信系統(Command and Control Communications)

集團成立新部門開拓中國、香港及亞太區市場之指揮及控制通信系統。該等系統通常用作派遣調配、後勤控制及指令傳送,從而讓各類組織性隊伍能夠以高效率運作。例如讓警隊、消防及緊急服務隊伍能夠於政府及私人企業內有效行動;以及應用於各類工商活動如運輸、公用及服務業,藉以控制調動車隊以及調派人員等。集團經已甄選區內與公眾保安機構有關之項目作出積極跟進;而集團之香港團隊亦與英國附屬公司之通信專家緊密合作。

勿通™ (MuteTone™)無線電解決方案(「勿通™」)

勿通™是高效益之解決方案,能夠清除不欲出現之流動通信。該方案運用專有科技於特定範圍調節由基站發射至手機之流動信號。集團是首家以全球性形式開發及推廣該等產品之公司。勿通™方案包括多組不同信號調節系統,藉以配合各地市場之特有法例及文化背景。勿通™之設計不會干擾於控制範圍內外之其他通信或電子設備,用者可放心於幾乎任何工作環境使用。

勿通™之面世正好配合全球對保安產品需求上升之趨勢,目前之潛在客戶包括公營及私營機構,集團現也正為主要市場之分銷協議進行最後落實。

至醒目™ (G-SIGMA™)全球保安智能監察系統－覓通™ (PeepTone™)數碼影像方案(「覓通™」)

覓通™乃多功能即時數碼影像監察及錄影解決方案,能夠流暢整合多元影像、數碼錄影、動態偵察、以及動態追蹤等技術,可作為遙控管理及保安應用。覓通™透過各種通信渠道,壓縮及傳送高解像度影像信號;有關之通信渠道包括綜合服務數碼網絡(ISDN (Integrated Services Digital Network))、公眾交換電話網絡(PSTN (Public Switched Telephone Network))、流動網絡、區域網絡(LAN (Local Area Network))及互聯網。覓通™之每一模組均能與密碼鑑證、智能咭及生物科技等保安科技整合,以作高度保安及供多人使用;同時亦能連接任何數目之監視鏡頭,並可透過單一或多組播放裝置進行監察。集團正以全球性形式推廣該產品。

互聯網、電子商貿及流動商貿

集團之旗艦入門網站及互聯網數據中心Y28創新科技(Y28 Innovations),現已新增更多內容頻道及網上購物店,售賣各類商品如紀念品、化粧品、健康護理用品、配飾及裝飾品等。

集團參與投資的國際失物尋回網站,甫推出即獲良好反應,吸引不同客戶於網站張貼失物及拾獲告示,有關之物品種類繁多;該等告示繼而透過互聯網及流動通信廣播頻道作出發放。

集團為一著名日本貿易集團所研製之電子網上交易平台e-Nissei.com,目前經已完成及推出。集團之軟件編製隊伍現繼續為其他企業客戶開發商業對商業網上交易平台。

策略性投資

集團早於一九九零年代初期即與領先科技夥伴開展多項策略性投資,至今部分項目經已帶來成果。其中之例子為上海理光傳真機項目,該項目始於一九九三年,於上海浦東區有兩個廠房,所生產之傳真機八成作出口;合營夥伴現正商討投入新設施生產綜合辦公室解決方案及數碼影像通信,以配合環球需求增長。

數碼香港

數碼香港經已調整及重新定位以拓闊收入基礎;有關之努力正見成效,此從數碼香港自二零零一年三月起,連續六個季度錄得盈利可見一斑。於截至二零零二年六月三十日止年度,數碼香港錄得純利30萬港元,去年之比較數字為淨虧損3百4拾萬港元;上述業績反映管理層致力開拓及爭取在電子付款整合及電子商貿解決方案方面之技術顧問服務業務。

與此同時,數碼香港管理層亦已拓闊其業務範疇,涵蓋其他有收入潛力之項目,包括為嶄新商品買賣及廣告站進行系統開發、開拓保安及智能咭相關業務、以及提供資信科技顧問服務。

看通集團有限公司(「看通」)

看通繼續重組產品及服務組合以令業務達致更高邊際利潤。看通在國內之營業額與預期一致,而在為英國之緊急及救援服務界提供關鍵性通信服務方面,看通亦有卓越成績。除了測試及審核由英國警隊使用之陸上集群通信(Terrestrial Trunked Radio Access (TETRA))無線電通信系統以外,看通亦繼續為英國皇家救生艇協會(Royal National Lifeboat Institution (RNLI))獨家供應流動信息系統之控制及指揮系統;此外,看通也贏得倫敦消防服務部之合約,為其提供緊急通信系統。

由於焦點為發展高邊際利潤之特定通信軟件業務,看通正開發能夠提供車輛位置及地理資信系統(Geographical Information System (GIS))相關服務之流動數據系統。

展望

資信科技業預期將繼續進行整固,並會隨著經濟見底而復甦。

中國將繼續是集團之最大市場。鑑於內地與香港之關係愈見緊密,加上中國加入世界貿易組織、以及中國主辦二零零八年奧運會等鼓舞發展,集團正處於有利位置抓緊各種迎面而來的商機。集團未來之焦點將為公眾資信科技(Information Technology for the Public (ITTP)),當中之範疇包括公眾安全、公眾保安、公眾運輸及公共事業等。集團將繼續在這方面與業界領袖及國際科技夥伴進行合作及組成策略聯盟。

期內業績

回顧期內，集團繼續審慎投資於新產品開發及新科技，藉以加強產品及服務組合。同時，透過把資源更有效分配至現有業務，以及持續找尋業務機會以達致有效成本監控，集團得以在經濟普遍疲弱及全球外圍因素看淡之情況下，繼續保持盈利。

營業額

於截至二零零二年六月三十日止年度，集團錄得經審核綜合營業額16億3千3百萬港元，較去年之比較數字15億1千1百萬港元上升8%。營業額有所增長，乃由於中國之營業額上升至12億9千8百萬港元，佔集團總營業額之80%，去年同期之比較數字則為11億7千7百萬港元。歐洲之營業額上升2%至2億4千4百萬港元，佔總營業額15%。

盈利

於截至二零零二年六月三十日止年度，純利為1億7千1百萬港元，去年之比較數字為2億5千3百萬港元；每股盈利為32.13港仙。未計入利息、稅項、折舊及攤銷之盈利（EBITDA）為6億2千9百萬港元，去年之比較數字為6億3千9百萬港元。年度盈利受下列因素影響：九一一事件以後，客戶延緩訂單而令營運成本提高，歐洲業務因而虧損6百4拾萬港元；有關科技開發及電子商貿及通信項目之折舊及攤銷增加至3億9千9百萬港元；以及一項互聯網投資項目之減值撥備3百9拾萬港元。

流動資金及財務資源

管理層一向採取審慎理財策略，多年以來均保持淨現金狀態。於二零零二年六月三十日，集團之存款、銀行結餘及現金合共6億2千6百萬港元。按集團總貸款額4億6千5百萬港元（二零零一年：4億4千萬港元）及股東資金29億8千3百萬港元（二零零一年：25億8千5百萬港元）計算，本年度末之集團貸款權益比率為0.16（二零零一年：0.17）。

集團總貸款包括銀行借貸4億3千3百萬港元（二零零一年：4億1千1百萬港元）、大宗折扣貸款3千萬港元（二零零一年：2千7百萬港元），以及融資租賃承擔2百萬港元（二零零一年：2百萬港元）。銀行借貸主要用作集團營運資金，於截至二零零二年六月三十日止年度之財務費用為3千1百萬港元（二零零一年：4千1百萬港元）。

於二零零二年五月，集團乘低息之利，與瑞士信貸第一波士頓（香港）有限公司達成認購協議，發行最多達2千4百萬美元年息1.5厘於2005年到期之非上市及無抵押可換股債券。此有助進一步加強本公司股票之流通。

撇除不能預見之因素，管理層深信公司擁有足夠資金應付日常業務營運需要，以及為開發新產品提供財務支援。

集團之一貫政策是直接管理外匯風險，以及不進行任何投機衍生工具買賣活動。為減輕集團因日常業務交易而承受之外匯風險，管理層已盡力配對外幣收入及支出。管理層亦會繼續就高外匯風險業務交易運用合適之套戥工具。

於二零零二年六月三十日，賬面淨值為9百萬港元（二零零一年：8百萬港元）之本集團若干土地及樓宇已抵押予銀行，以作為本集團獲得銀行融資之擔保。

股本重整

於二零零二年四月，本公司把註冊地點由開曼群島遷冊至百慕達；並於二零零二年五月重整公司股本，將公司25股合併為1股，同時將每股合併後股份之面值調整至0.10港元；以及於股本重整後，每手買賣單位更改為新股份2,000股。是項企業部署旨在加強集團在向股票市場籌措資金時之彈性，從而抓緊合適之業務機會。

末期股息及以股代息計劃

董事會建議向於二零零二年十一月二十九日名列本公司股東名冊之股東派發截至二零零二年六月三十日止年度之末期股息每股2.5港仙（二零零一年：每股0.15港仙，此乃未計入就二零零一年十二月之紅股發行及二零零二年五月之股份整合事宜所作之調整），惟須待股東於即將召開之股東周年大會中通過方可作實。建議派發之末期股息連同已於二零零二年六月十四日派發之中期股息每股0.0625港仙（未計入就二零零二年五月之股份整合事宜所作之調整），全年派發之股息預計達2千3百萬港元，較去年之1千6百萬港元上升43%。

該等末期股息將會根據以股代息之方法，以入賬列作繳足股款之本公司新股向股東配發；惟股東亦可選擇收取現金作為全部或部份股息以代替上述獲配發之股份（「以股代息計劃」）。

以股代息計劃須獲香港聯合交易所有限公司（「聯交所」）上市委員會批准按該計劃而發行的股份上市並准予買賣後，方可作實。載有以股代息計劃詳情之通函及選擇表格將盡快寄予本公司之股東。

按照以股代息計劃發行之股票及股息權證預計將於二零零三年一月二十七日或之前送達合資格股東。

執行董事

簡文樂，本集團創辦人及主席，亦為於香港聯合交易所主板上市之看通集團及於香港聯合交易所創業板上市之數碼香港主席。簡先生持有香港中文大學工商管理學碩士銜，於電腦和電信業累積逾三十年經驗，這有助全面推行電子商貿科技，也正是當前業務致勝之道。彼亦為香港電子商業研究系列之作者，該系列由數碼香港出版，將彼在資信科技上的經驗及對未來網上生活的構想牢牢地連繫起來。於一九八七年成立冠軍科技集團以前，彼曾任英國大東電報局的電腦附屬公司亞洲電腦有限公司之總經理，在該公司任職逾十五年之久。

在公職方面，彼曾先後兩次參與香港聯合交易所之公司管治工作小組（於一九九四年至一九九五年及於一九九九年至二零零零年），目前為香港聯合交易所創業板上市委員會成員之一。彼目前亦為香港資信科技業議會主席、香港工業總會議會委員會成員、及香港立法會選舉委員會資信科技界委員。此外，彼亦為香港貿易發展局電子及電器業諮詢委員會委員、中國安徽省人民政治協商委員會委員、及中華人民共和國香港特別行政區全國人民代表大會代表選舉會議成員。

彼亦獲委任為中電控股有限公司之獨立非執行董事。

簡堅良，本集團執行董事及行政總裁，亦為看通集團非執行董事，為簡文樂先生之胞弟。彼負責製訂及監控集團之整體政策、發展策略以及全球營運及管理事宜。彼於一九八八年加入本集團之前，曾於香港多間國際公司擔任管理要職。持有加拿大Dalhousie University工商管理學碩士銜及加拿大University of Alberta經濟學碩士銜。

彼為香港資信科技業議會國際發展及合作分組、中國發展及合作分組、以及政府資金補助分組成員；亦為青年工業家協會資信科技委員會成員。

黎日光，本集團執行董事及財務總監，負責集團之財務及會計政策及監控。彼亦為看通集團之署理行政總裁及財務總監。持有香港中文大學工商管理學學士銜，擁有逾二十五年之會計、審核及公司秘書事務經驗。是英國特許會計師公會及香港會計師公會之資深會員，亦是香港特別行政區註冊執業會計師。

獨立非執行董事

張美霞，香港執業律師，自一九九二年起擔任本集團獨立非執行董事及公司秘書。

苗禮，自一九九二年起擔任本集團獨立非執行董事；此外，亦為本集團英國附屬公司無敵通(Multitone)副主席及非執行董事。彼為Asia Pacific Financial Management Limited 董事總經理。曾歷任香港電訊之副行政總監及英國大東電報局亞太區總裁。為英國及威爾斯特許會計師公會之會員，並為香港國際財務人員聯會(Hong Kong Institute of the International Association of Financial Executives)之前任主席。

Francis Gilbert KNIGHT，自二零零零年二月起出任本集團獨立非執行董事。彼亦為私人公司Asian Security and Investigation Services Limited之主席兼董事總經理。彼為British Institute of Directors、British Institute of Management、the American Society for Industrial Security及International Association of Police Chiefs之會員。彼擁有逾十七年版權保障、保安及商業調查方面之經驗，並為多個主要團體之保安顧問。

梁雄健教授，自二零零一年十一月起擔任本集團獨立非執行董事。梁教授於中國擁有逾三十年無線電通信經驗，自一九八六年起至今一直出任北京郵電大學管理工程系教授，彼目前亦為北京郵電大學電信管理學院理事。於一

九八六年至一九九三年期間，彼為北京郵電大學管理工程系系主任。彼其他之職務包括全國政協委員、北京市人大代表、通信經濟與管理委員會主任及中國通信學會理事。彼亦為國內企業聯通國脈通信股份有限公司之獨立董事，聯通國脈乃聯通集團成員，於上海證券交易所掛牌，專門從事數據通信、信息傳送及無線電信。

梁教授廣為香港電信界所熟悉，曾多次獲邀於香港及區內之各類重要無線電及電信會議中，擔任主席或進行演說。

葉培大教授，自二零零一年十一月起擔任本集團獨立非執行董事。彼為北京郵電大學教授及榮譽主席、朗訊科技光纖公司(Lucent Technologies Fibre Optic Cable Company)董事、以及中國科學學院資深會員。

Frank BLEACKLEY，自二零零一年十一月起擔任本集團獨立非執行董事。彼曾為集寶保安集團(Chubb Security Group)旗下之集寶中國控股有限公司(Chubb China Holdings Limited)之董事總經理；集寶保安集團為英國公司，專門製造及分銷保安產品及系統。彼在業務開拓及管理位於香港及國內之合營公司方面，擁有逾二十八年經驗。

高層管理人員

簡文輝，本集團系統發展執行副總裁，負責統籌集團之資信系統，持有加拿大University of Alberta之碩士銜。

古健卿，本集團財務高級副總裁，負責集團之整體財務運作，為香港會計師公會及英國執業會計師公會會員。

Roy GOSS，本集團駐澳門國際商貿董事。彼在財務及電信方面擁有各類貼合需要之專家經驗，並曾在中東及澳門服務各類通信企業近二十年。彼為英國及威爾斯特許會計師公會之資深會員。在加入冠軍科技集團之前，彼為英國大東電報局附屬公司澳門電訊有限公司之財務董事，在該公司任職逾十七年。

Luiz Octavio VILLA-LOBOS，本集團附屬公司巴西無敵通董事總經理，負責運作及管理無敵通之巴西附屬公司，持有由法國Sup'Aero頒發之航空工程學碩士銜、以及倫敦大學商科學院之工商管理學碩士銜。

唐惜芬，本集團互動營運副總裁，負責集團在電子商貿及通信業務方面之客戶服務事宜。

梁耀蓮，本集團電子商務發展副總裁，負責業務拓展。

股東周年大會通告

茲通告冠軍科技集團有限公司（「本公司」）之股東周年大會將於二零零二年十一月二十九日上午十時三十分假座香港中環康樂廣場8號交易廣場1期1702室舉行，藉以處理下列事項：

1. 省覽截至二零零二年六月三十日止年度之經審核財務報表及董事會與核數師之報告。

2. 擬宣派截至二零零二年六月三十日止年度之末期股息每股2.5港仙。

3. 選舉董事並授權董事會釐定其酬金。

4. 委聘核數師並授權董事會釐定其酬金。

承董事會命
公司秘書
張美霞

香港，二零零二年十月二十五日

主要辦事處：
香港柴灣
寧富街1號
看通中心頂樓

附註：

(1) 凡有權出席上述通告召開之會議並於會上投票之股東均可委派代表代其出席會議，並於進行表決時代其投票。受委代表毋須為本公司股東。代表委任表格連同授權簽署該表格之授權書或其他授權文件（如有）或經公證人證明之該等授權文件副本最遲須於會議或續會之指定舉行時間48小時前送達本公司之香港主要辦事處，方為有效。

(2) 本公司將由二零零二年十一月二十五日起至二零零二年十一月二十九日（首尾兩日包括在內）止期間暫停辦理股份過戶登記手續。為符合資格享有將於股東周年大會上批准派發之末期股息，所有過戶文件連同有關股票，以及如屬認股權證持有人，所有填妥之認購表格連同有關認股權證及正確認購費用，最遲須於二零零二年十一月二十二日下午四時正送達本公司在香港之股份過戶分處Secretaries Limited，地址為香港干諾道中111號永安中心5樓。

冠軍科技簡介(股票編號:92)

冠軍科技(*www.championtechnology.com*)為一通信軟件集團控股公司,其通信科技成員公司早於一九三零年已經成立,專門研究無線電科技;另一資信科技公司亦於一九八七年成立,致力於軟件開發。集團運用其無線電信息技術以及資信軟件經驗,成功綜合了不同的通信科技,提供全系列之無線電方案及服務。集團目前之業務營運覆蓋全球逾五十個國家,成員公司包括一家香港上市公司及一家前倫敦上市公司。

由於數碼經濟體系的發展潛力巨大,集團近年致力開發多項與互聯網相關的技術及服務,包括高速及高容量接駁互聯網、互聯網保安及鑑證、數碼內容創作以及電子商貿等。集團之目標是透過其環球業務(尤其在中國),推廣電子服務。

冠軍於香港聯合交易所有限公司擁有第一上市地位,其股份亦在美國以預託證券之方式進行場外交易。

冠軍科技

集團有限公司

二零零二年年報

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